P.E. 12-31-04

ARS

CUMULUS

Cumulus Media Inc
2004 Annual Report

TO OUR STOCKHOLDERS

Atlanta, Georgia
March 25, 2005



Dear Fellow Stockholder,

I'm pleased to report that our Company performed well in a challenging year for our industry. During 2004 we witnessed a decline in valuation of broadcast companies primarily due to uncertainty over long-term growth assumptions. While we cannot control the valuation multiples investors assign to our industry, our team of nearly 3,000 men and women can control the way we operate our great Company and the results speak for themselves.

Our operating performance during 2004 was one of the very best in the radio industry. We experienced strong growth in our revenues, pro forma for our acquisitions, our pro forma Station Operating Income, our pro forma adjusted EBITDA and our free cash flow with 2004 marking our fourth straight year of adjusted EBITDA and free cash flow growth. Perhaps the performance measure that we are most proud of is that we led the broadcasting industry in free cash flow growth in 2001, 2002, 2003 and now 2004. We expect to compete aggressively for this distinction once again in 2005. Our management team at Cumulus is highly focused on growing our free cash flow because we believe that our Company's ability to generate cash and, subsequently, its ability to grow that free cash flow steam is what creates transparent and sustainable value for our shareholders.

This past year also marked great progress in our efforts to strengthen our balance sheet and to manage our cost of capital to help drive our free cash flow growth. We finished the year at a very manageable leverage level that we consider prudent, based on our cash flow. In addition, we successfully amended our bank agreement to give us an additional $150.0 million of borrowing capacity to repurchase our stock or make strategic acquisitions as they become available. During 2004, we completed $15.0 million of stock repurchases pursuant to our $100.0 million Board-authorized plan.

Since my last update, we have closed and successfully integrated a number of accretive and strategic acquisitions including: Rochester, Minnesota; Sioux Falls, South Dakota; Blacksburg, Virginia; Columbia, Missouri; and Jefferson City, Missouri. In addition, we announced the purchase of our second FM station in Houston, Texas, which we will sign on as a new station and hope to have on the air in the second quarter of 2005.

Our acquisition pipeline is well-stocked with both new markets and strategic fill-in opportunities in existing markets. Cumulus has been the most active consolidator in the radio industry over the past three years, with nearly $700.0 million of deals completed. We have demonstrated our ability to spot value, move quickly when we need to and, most importantly, to successfully integrate new markets into our platform of over 300 stations. In short, we are, first and foremost an operating company that happens to be very proficient at acquiring and integrating new properties. We feel that this skill-set represents a competitive advantage for our Company and positions us to play an active role as the media industry continues to consolidate.

Looking toward the future, I believe that radio has a unique and potentially lucrative role to play in the digital conversion that is taking place. We, along with virtually all of the top twenty radio groups, have recently signed a deal with iBiquity Digital Corporation to convert most all of our stations from analog to digital using the HD Radio technology platform. This technology has been adopted by the FCC as the standard for digital radio broadcasting in the United States. HD Radio will enable broadcasters to maximize the revenue opportunities from our spectrum by providing for additional channels for audio and data for each analog channel. Therefore, it is not inconceivable that within five years, each of our 222 FM stations will offer multiple audio channels along with a digital mobile data stream capable of sending continuous news, traffic, weather, sports scores, stock quotes, and more. In addition, as the receivers become integrated with wireless broadband, there could be a two-way channel to facilitate electronic commerce for unlimited applications such as restaurant reservations, movie tickets and music downloading, just to name a few. In fact, we expect numerous business models to be spawned as the potential of this digital spectrum becomes more widely understood. While the next few years will be spent "in the trenches" as broadcasters convert their respective platforms, the five-year horizon for this technology could usher in a renaissance for our timeless medium and fortify our business model for the foreseeable future.

Looking to 2005, we are well positioned to continue our strong and consistent operating performance. We are beginning to reap the benefits of our considerable investment in our local sales organization. We will also continue to manage our balance sheet to minimize our cost of capital and maximize our flexibility to purchase additional radio stations or buy back our stock as conditions warrant.

Our often stated goal at Cumulus is to be the best run radio company in the business. I believe that we made great progress toward that goal in 2004 and expect to equal or exceed our performance in 2005.

Sincerely,

Lew Dickey
Chairman, President & CEO

OFFICERS











Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer

Lewis W. Dickey is Chairman, President and CEO of Cumulus Media. He co-founded the company in 1997 and became its CEO in June of 2000. Prior to taking the reins as CEO, Lew served as Vice Chairman of Cumulus, spearheading the acquisition effort responsible for over 130 separate transactions to build Cumulus' platform which is the second largest in number of stations. In addition he also ran his family's companies, Midwestern Broadcasting and DBBC, which owned radio stations in Atlanta, Nashville and Toledo.

A second generation broadcaster, Lew founded Stratford Research in 1985 and built the company into a leading provider of market research and strategy consulting to the radio and television industries. He is also the author of *The Franchise - Building Radio Brands*, published by the National Association of Broadcasters (NAB) in 1994 and is one of the industry's leading texts on competition and strategy.

Lew holds a Bachelors and Masters Degree in English Literature from Stanford University and an MBA from Harvard. He currently serves on the NAB Board of Directors.

John G. Pinch
Executive Vice President, Chief Operating Officer

John G. Pinch has served as our Executive Vice President and Chief Operating Officer since December 2000. Mr. Pinch joined the Company effective December 1, 2000, after serving as the President of Clear Channel International Radio ("CCU International") (NYSE:CCU). At rapidly growing CCU International, Mr. Pinch was responsible for the management of all CCU radio operations outside of the U.S., which included over 300 properties in nine countries. Mr. Pinch is a broadcast veteran of 30+ years and has previously served as Owner/President WTVK-TV Fort Myers-Naples Florida; General Manager WMTX-FM/WHBO-AM Tampa, Florida; Gen. Manager/Owner WKLH-FM Milwaukee; General Manager WXJY Milwaukee.

Martin R. Gausvik
Executive Vice President, Chief Financial Officer and Treasurer

Martin R. Gausvik is our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Gausvik joined the Company effective May 29, 2000 and is an 19-year veteran of the radio industry, having served as Vice President Finance for Jacor Communications from 1996 until the merger of Jacor's 250 radio station group with Clear Channel Communications in May 1999. More recently, he was Executive Vice President and Chief Financial Officer of Latin Communications Group, the operator of 17 radio stations serving major markets in the Western U.S. Prior to joining Jacor, from 1984 to 1996, Mr. Gausvik held various accounting and financial positions with Taft Broadcasting, including Controller of Taft's successor company, Citicasters.

John W. Dickey
Executive Vice President

John W. Dickey is our Executive Vice President. He is in charge of the company's programming, marketing, promotion and engineering. Prior to joining Cumulus in 1998, he served as Director of Programming for Midwestern Broadcasting from January 1990 to March 1998. Mr. Dickey holds a Bachelor of Arts degree from Stanford University. Mr. Dickey is the brother of Lew Dickey.

Richard S. Denning
Vice President and General Counsel

Prior to joining the Company, Richard S. Denning was an attorney with Dow, Lohnes & Albertson, PLLC ("DL&A") within DL&A's corporate practice group in Atlanta, advising a number of media and communications companies on a variety of corporate and transactional matters.

Mr. Denning also spent four years in DL&A's Washington, D.C. office and has extensive experience in regulatory proceedings before the Federal Communications Commission. Mr. Denning has been a member of the Pennsylvania Bar since 1991, the District of Columbia Bar since 1993, and the Georgia Bar since 2000. He is a graduate of The National Law Center, George Washington University.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 00-24525

Cumulus Media Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**36-4159663**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

14 Piedmont Center
Suite 1400
Atlanta, GA 30305
(404) 949-0700
(Address, including zip code, and telephone number, including area code, of registrant's principal offices)

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Class A Common Stock; Par Value $.01 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of the registrant's outstanding voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2004, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $832.4 million, based on 69,911,346 shares outstanding and a last reported per share price of Class A Common Stock on the NASDAQ National Market of $16.81 on that date. As of February 28, 2005, the registrant had outstanding 69,090,084 shares of common stock consisting of (i) 56,814,454 shares of Class A Common Stock; (ii) 11,630,759 shares of Class B Common Stock; and (iii) 644,871 shares of Class C Common Stock.

Documents Incorporated by Reference:

Portions of the registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission on or prior to March 31, 2005, have been incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

CUMULUS MEDIA INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

PART 1

Item 1. *Business*

Certain Definitions

In this Form 10-K the terms "Company", "Cumulus", "we", "us", and "our" refer to Cumulus Media Inc. and its consolidated subsidiaries.

We use the term "local marketing agreement" ("LMA") in various places in this report. A typical LMA is an agreement under which a Federal Communications Commission ("FCC") licensee of a radio station makes available, for a fee, air time on its station to another party. The other party provides programming to be broadcast during such airtime and collects revenues from advertising it sells for broadcast during such programming. In addition to entering into LMAs, we will from time to time enter into management or consulting agreements that provide us with the ability, as contractually specified, to assist current owners in the management of radio station assets that we have contracted to purchase, subject to FCC approval. In such arrangements, we generally receive a contractually specified management fee or consulting fee in exchange for the services provided.

We also use the term "joint services agreement" ("JSA") in several places in this report. A typical JSA is an agreement which authorizes one party or station to sell another station's advertising time and retain the revenue from the sale of that airtime. A JSA typically includes a periodic payment to the station whose airtime is being sold (which may include a share of the revenue being collected from the sale of airtime).

Unless otherwise indicated:

- we obtained total radio industry listener and revenue levels from the Radio Advertising Bureau ("RAB");
- we derived historical market revenue statistics and market revenue share percentages from data published by Miller Kaplan, Arase & Co., LLP ("Miller Kaplan"), a public accounting firm that specializes in serving the broadcasting industry;
- we derived all audience share data and audience rankings, including ranking by population, except where otherwise stated to the contrary, from surveys of people ages 12 and over ("Adults 12+"), listening Monday through Sunday, 6 a.m. to 12 midnight, and based on the Fall 2004 Arbitron Market Report, referred to as Arbitron's Market Report, pertaining to each market; and
- all dollar amounts are rounded to the nearest million, unless otherwise indicated.

The term "Station Operating Income" is used in various places in this document. Station Operating Income consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non cash stock compensation expense and restructuring and impairment charges (credits).

Station Operating Income serves as a starting point for our management to analyze the cash flow generated by our business by measuring the profitability of our station portfolio and its contribution to the funding of our other operating expenses and to the funding of debt service and acquisitions. Station Operating Income isolates the amount of income generated solely by our stations and assists our management in evaluating the earnings potential of our station portfolio.

In deriving this measure, we exclude depreciation and amortization due to the insignificant investment in tangible assets required to operate our stations and the relatively insignificant amount of intangible assets subject to amortization. We exclude LMA fees from this measure, even though it requires a cash commitment, due to the insignificance and temporary nature of such fees. Corporate expenses, despite representing an additional significant cash commitment, are excluded in an effort to present the operating performance of our stations exclusive of the corporate resources employed. We believe this is important to our investors as it highlights the gross margin generated by our station portfolio. Finally, we exclude non cash stock compensation and restructuring and impairment charges (credits) from the measure as they do not represent cash payments related to the operation of the stations.

We believe that Station Operating Income, although not a measure that is calculated in accordance with GAAP, nevertheless is the most frequently used financial measure in determining the market value of a radio station or group of stations. We have observed that Station Operating Income is commonly employed by firms that provide appraisal services to the broadcast industry in valuing radio stations. Further, in each of the more than 140 radio station acquisitions we have completed since our inception, we have used Station Operating Income as our primary metric to evaluate and negotiate the purchase price paid. Given its relevance to the estimated value of a radio station, we believe, and our experience indicates, that investors consider the metric to be extremely useful in order to determine the value of our portfolio of stations. We believe that Station Operating Income is the most commonly used financial measure employed by the investment community to compare the performance of radio station operators.

Finally, Station Operating Income is the primary metric that our management uses to evaluate the performance and results of our stations. Our management uses the measure to assess the performance of our station managers and our Board of Directors uses it to determine the relative performance of our executive management. As a result, in disclosing Station Operating Income, we are providing our stockholders, and the public, with an analysis of our performance that is consistent with that utilized by our management.

Station Operating Income should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a quantitative reconciliation of Station Operating Income to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Company Overview

We own and operate FM and AM radio station clusters serving mid-size markets throughout the United States. We are the second largest radio broadcasting company in the United States based on the number of stations owned or operated. According to Arbitron's Market Report and data published by Miller Kaplan, we have assembled market-leading groups or clusters of radio stations that rank first or second in terms of revenue share or audience share in substantially all of our markets. As of December 31, 2004, we owned and operated 291 radio stations in 59 mid-sized U.S. media markets. In addition, we own and operate a multi-market network of five radio stations in the English-speaking Caribbean. Under our LMAs, we provide sales and marketing services for twelve radio stations in six U.S. markets in exchange for a management or consulting fee, pending FCC approval of our acquisitions of these stations. We will own and operate a total of 304 stations in 61 U.S. markets upon FCC approval and consummation of all of our pending acquisitions.

Relative to the 50 largest markets in the United States, we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

- a greater use of radio advertising as evidenced by the greater percentage of total media revenues captured by radio than the national average;
- rising advertising revenues, as the larger national and regional retailers expand into these markets;
- small independent operators, many of whom lack the capital to produce high-quality locally originated programming or to employ more sophisticated research, marketing, management and sales techniques; and
- lower overall susceptibility to economic downturns.

We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecommunications Act of 1996 (the "Telecom

Act") and FCC rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and to the greater attention historically given to the larger markets by radio station acquirers. According to the FCC's records, as of December 31, 2004 there were 8,751 FM and 4,774 AM stations in the United States.

To maximize the advertising revenues and Station Operating Income of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of our radio stations to advertisers in a given market. We also seek to increase the amount of locally originated programming content that airs on each station. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our competitive advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other radio, print and television media competitors.

We believe that we are in a position to generate revenue growth, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our Station Operating Income growth rates and margins to those levels found in large markets. Many of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

We are a Delaware corporation, organized in 2002, and successor by merger to an Illinois corporation with the same name that had been organized in 1997.

Strategy

We are focused on generating internal growth through improvement in Station Operating Income for the portfolio of stations we operate, while enhancing our station portfolio and our business as a whole, through the acquisition of individual stations or clusters that satisfy our acquisition criteria.

Operating Strategy

Our operating strategy has the following principal components:

- achieve cost efficiencies associated with common infrastructure and personnel and increase revenue by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers;
- develop each station in our portfolio as a unique enterprise, marketed as an individual, local brand with its own identity, programming content, programming personnel, inventory of time slots and sales force;
- use audience research and music testing to refine each station's programming content to match the preferences of the station's target demographic audience, in order to enrich our listeners' experiences by increasing both the quality and quantity of local programming; and
- position station clusters to compete with print and television advertising by combining favorable advertising pricing with diverse station formats within each market to draw a larger and broader listening audience to attract a wider range of advertisers.

Acquisition Strategy

Our acquisition strategy has the following principal components:

- assemble leading station clusters in the top 50 to 250 radio markets by taking advantage of the size and fragmented nature of ownership in these markets;

- acquire leading stations in terms of signal coverage, revenue or audience share and acquire under-performing stations where there is significant potential to apply our management expertise to improve financial and operating performance; and
- reconfigure our existing stations, or acquire new stations, located near large markets, that based on an engineering analysis of signal specifications and the likelihood of receiving FCC approval, can be redirected, or "moved-in," to those larger markets.

Acquisitions and Dispositions

Completed Acquisitions

We completed the acquisition of 25 radio stations in 6 markets and a tract of land for a tower site during the year ended December 31, 2004. Of the $93.7 million required to fund these acquisitions, $11.0 million was paid in cash, $71.3 million was paid in the form of shares of our Class A Common Stock, $5.2 million was deferred beyond the closing of the transactions, $1.4 million represented capitalizable acquisition costs and $4.8 million had been previously funded as escrow deposits on the pending acquisitions. Of the $5.2 million of deferred purchase price, we began to pay $5.0 million of the amount in 60 monthly cash installments commencing in April 2004, consistent with the terms of the particular purchase agreement. We will pay the remaining $0.2 million of deferred purchase price upon resolution of certain post-closing issues. These aggregate acquisition amounts include the assets acquired pursuant to the select transactions highlighted below.

Rochester, Minnesota and Sioux Falls, South Dakota

. On March 29, 2004, we completed the acquisition of Southern Minnesota Broadcasting Co. ("SMB"), which owned and operated three radio stations serving Rochester, Minnesota (KROC-AM, KROC-FM, KYBA-FM) and six radio stations serving Sioux Falls, South Dakota (KYBB-FM, KIKN-FM, KKLS-FM, KMXC-FM, KSOO-AM, KXRB-AM). In acquiring SMB, we issued the former owners 3,223,978 shares of our Class A Common Stock and deferred $5.0 million of the purchase price beyond the closing of the transaction. We also paid $0.5 million in capitalizable acquisition costs in connection with the acquisition.

Blacksburg, Virginia

On July 30, 2004, we completed the acquisition of WBWR-FM, WBRW-FM, WFNR-FM, WFNR-AM, WPSK-FM, WRAD-AM and WWBU-FM serving Blacksburg, Virginia from New River Valley Radio Partners, L.L.C. In connection with the acquisition, we paid $2.1 million in cash, deferred $0.1 million beyond closing of the transaction and paid $0.2 million in capitalizable acquisition costs. We had previously funded $4.7 million of the purchase price in 2003 in the form of an escrow deposit.

Pending Acquisitions

As of December 31, 2004, we were a party to various agreements to acquire 13 stations across 7 markets. The aggregate purchase price of those pending acquisitions is expected to be approximately $81.6 million, $70.3 million of which we may, at our option, pay in shares of our Class A Common Stock.

Subsequent to December 31, 2004 and through March 4, 2005, we completed the acquisition of ten radio stations across four markets for $46.8 million in cash.

FCC FM Frequency Auction

Periodically, the FCC makes FM frequencies available for acquisition through an auction process. On November 3, 2004, the FCC held an auction for approximately 290 frequencies, located mostly in remote areas of the country, in which we actively participated. As of the close of the auction, we were the winning bidder for seven frequencies and are obligated to pay the FCC $8.6 million. As of December 31, 2004, we had funded $2.2 million toward our obligation to the FCC in the form of an escrow deposit, to be applied by the FCC to the bid price upon grant of the final authorization for the frequencies. These seven authorizations will enable us to add a station to seven of our existing markets once constructed.

Acquisition Shelf Registration Statement

We have registered an aggregate of 20,000,000 shares of our Class A Common Stock, pursuant to registration statements on Form S-4, for issuance from time to time in connection with our acquisition of other businesses, properties or securities in business combination transactions utilizing a "shelf" registration process. As of March 4, 2005, we had issued 5,666,553 of the 20,000,000 shares registered in connection with various acquisitions.

Industry Overview

The primary source of revenues for radio stations is the sale of advertising time to local, regional and national spot advertisers and national network advertisers. National spot advertisers assist advertisers in placing their advertisements in a specific market. National network advertisers place advertisements on a national network show and such advertisements will air in each market where the network has an affiliate. During the past decade, local advertising revenue as a percentage of total radio advertising revenue in a given market has ranged from approximately 72% to 87%. The growth in total radio advertising revenue tends to be fairly stable. With the exception of 1991 and 2001, when total radio advertising revenue fell by approximately 3% and 8%, respectively, advertising revenue has generally risen in each of the past 19 years faster than both inflation and the gross national product.

Radio is considered an efficient, cost-effective means of reaching specifically identified demographic groups. Stations are typically classified by their on-air format, such as country, rock, adult contemporary, oldies and news/talk. A station's format and style of presentation enables it to target specific segments of listeners sharing certain demographic features. By capturing a specific share of a market's radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. Advertisers and stations use data published by audience measuring services, such as Arbitron, to estimate how many people within particular geographical markets and demographics listen to specific stations.

The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting ratings are limited in part by the format of a particular station and the local competitive environment. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. To generate national advertising sales, a station usually will engage a firm that specializes in soliciting radio-advertising sales on a national level. National sales representatives obtain advertising principally from advertising agencies located outside the station's market and receive commissions based on the revenue from the advertising they obtain.

Our stations compete for advertising revenue with other terrestrial-based radio stations in the market (including low power FM radio stations that are required to operate on a noncommercial basis) as well as other media, including newspapers, broadcast television, cable television, magazines, direct mail, coupons and outdoor advertising. In addition, the radio broadcasting industry is subject to competition from services that use new media technologies that are being developed or have already been introduced, such as the Internet and satellite-based digital radio services. Such services reach nationwide and regional audiences with multi-channel, multi-format, digital radio services that have a sound quality equivalent to that of compact discs. Competition among terrestrial-based radio stations has also been heightened by the introduction of terrestrial digital audio broadcasting (which is digital audio broadcasting delivered through earth-based equipment rather than satellites). The FCC currently allows terrestrial radio stations like ours to commence the use of digital technology through a "hybrid" antenna that carries both the pre-existing analog signal and the new digital signal. The FCC is conducting a proceeding that could result in a radio station's use of two antennae: one for the analog signal and one for the digital signal.

We cannot predict how existing or new sources of competition will affect the revenues generated by our stations. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry in general or our stations in particular.

Advertising Sales

Virtually all of our revenue is generated from the sale of local, regional and national advertising for broadcast on our radio stations. Approximately 87%, 85% and 85% of our net broadcasting revenue was generated from the sale of local and regional advertising in 2004, 2003 and 2002, respectively. Additional broadcasting revenue is generated from the sale of national advertising. The major categories of our advertisers include:

- Automotive Dealers
- Amusement and Recreation
- Healthcare Services
- Telecommunications
- Food Services and Drinking
- Food and Beverage Stores
- Banking and Mortgage
- Arts and Entertainment
- Furniture and Home Furnishings

Each station's local sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. We employ a tiered commission structure to focus our individual sales staffs on new business development. Consistent with our operating strategy of dedicated sales forces for each of our stations, we have also increased the number of salespeople per station. We believe that we can outperform the traditional growth rates of our markets by (1) expanding our base of advertisers, (2) training newly hired sales people and (3) providing a higher level of service to our existing customer base. This requires larger sales staffs than most of the stations employ at the time they are acquired by Cumulus. We support our strategy of building local direct accounts by employing personnel in each of our markets to produce custom commercials that respond to the needs of our advertisers. In addition, in-house production provides advertisers greater flexibility in changing their commercial messages with minimal lead-time.

Our national sales are made by Interep National Radio Sales, Inc., a firm specializing in radio advertising sales on the national level, in exchange for a commission that is based on our net revenue from the advertising obtained. Regional sales, which we define as sales in regions surrounding our markets to buyers that advertise in our markets, are generally made by our local sales staff and market managers. Whereas we seek to grow our local sales through larger and more customer-focused sales staffs, we seek to grow our national and regional sales by offering to key national and regional advertisers groups of stations within specific markets and regions that make our stations more attractive. Many of these large accounts have previously been reluctant to advertise in these markets because of the logistics involved in buying advertising from individual stations. Certain of our stations had no national representation before we acquired them.

The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting ratings are limited in part by the format of a particular station. We estimate the optimal number of advertisements available for sale depending on the programming format of a particular station. Each of our stations has a general target level of on-air inventory that it makes available for advertising. This target level of inventory for sale may be different at different times of the day but tends to remain stable over time. Our stations strive to maximize revenue by managing their on-air inventory of advertising time and adjusting prices up or down based on supply and demand. We seek to broaden our base of advertisers in each of our markets by providing a wide array of audience demographic segments across our cluster of stations, thereby providing each of our potential advertisers with an effective means of reaching a targeted demographic group. Our selling and pricing activity is based on demand for our radio stations' on-air inventory and, in general, we respond to this demand by varying prices rather than by varying our target inventory level for a particular station. Most changes in revenue are explained by some combination of demand-driven pricing changes and changes in inventory utilization rather than by changes in the available inventory. Advertising rates charged by radio stations, which are generally highest during morning and afternoon commuting hours, are based primarily on:

- a station's share of audiences generally, and in the demographic groups targeted by advertisers (as measured by ratings surveys);
- the supply of and demand for radio advertising time generally and for time targeted at particular demographic groups; and
- certain additional qualitative factors.

A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Each station's ratings are used by its advertisers and advertising representatives to consider advertising with the station and are used by Cumulus to chart audience growth, set advertising rates and adjust programming. The radio broadcast industry's principal ratings service is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are our primary source of ratings data.

We have an agreement with Arbitron that gives us access to Arbitron's ratings materials in a majority of our markets through July 2009.

Competition

The radio broadcasting industry is highly competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Our audience ratings and advertising revenue are subject to change, and any adverse change in a particular market affecting advertising expenditures or an adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the revenue of our radio stations located in that market. There can be no assurance that any one or all of our stations will be able to maintain or increase current audience ratings or advertising revenue market share.

Our stations, including those to be acquired upon completion of the pending acquisitions, compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other advertising media as discussed below. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong brand identity with a targeted listener base consisting of specific demographic groups in each of our markets, we are able to attract advertisers seeking to reach those listeners. Companies that operate radio stations must be alert to the possibility of another station changing its format to compete directly for listeners and advertisers. Another station's decision to convert to a format similar to that of one of our radio stations in the same geographic area or to launch an aggressive promotional campaign may result in lower ratings and advertising revenue, increased promotion and other expenses and, consequently, lower our Station Operating Income.

Factors that are material to a radio station's competitive position include station brand identity and loyalty, management experience, the station's local audience rank in its market, transmitter power and location, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations and other advertising media in the market area. We attempt to improve our competitive position in each market by extensively researching and improving our stations' programming, by implementing advertising campaigns aimed at the demographic groups for which our stations program and by managing our sales efforts to attract a larger share of advertising dollars for each station individually. However, we compete with some organizations that have substantially greater financial or other resources than we do.

In 1996, changes in federal law and FCC rules dramatically increased the number of radio stations a single party could own and operate in a local market. Our management continues to believe that companies that elect to take advantage of those changes by forming groups of commonly owned stations or joint arrangements such as LMAs in a particular market may in certain circumstances have lower operating costs and may be able to offer advertisers in those markets more attractive rates and services. Although we currently operate multiple stations in each of our markets and intend to pursue the creation of additional multiple station groups in particular markets, our competitors in certain markets include other parties who own and operate as many stations as we do or more stations than we do. We may also compete with those other parties or broadcast groups for the purchase of additional stations in those market or new markets. Some of these other parties and groups are owned or operated by companies that have substantially greater financial or other resources than we do.

A radio station's competitive position can be enhanced by a variety of factors, including changes in the station's format and an upgrade of the station's authorized power. However, the competitive position of existing radio stations is protected to some extent by certain regulatory barriers to new entrants. The operation of a radio broadcast station requires a license from the FCC, and the number of radio stations that an entity can operate in a given market is limited. Under FCC rules that became effective in 2004, the number of radio stations that a party can own in a particular market is dictated largely by whether the station is an Arbitron Metro (a designation designed by a private party for use in advertising matters), and, if so, the number of stations included in that Arbitron Metro. In those markets which are not an Arbitron Metro, the number of stations a party can own in the particular market is dictated by the availability of FM radio frequencies allotted by the FCC to communities in that market and the reach of the AM signals in that market. For a discussion of FCC regulation (including recent changes), see "— Federal Regulation of Radio Broadcasting."

Our stations also compete for advertising revenue with other media, including low power FM radio stations (that are required to operate on a noncommercial basis), newspapers, broadcast television, cable and satellite television, magazines, direct mail, coupons and outdoor advertising. In addition, the radio broadcasting industry is subject to competition from companies that use new media technologies that are being developed or have already been introduced, such as the Internet and the delivery of digital audio programming by cable television systems, by satellite radio carriers, and by terrestrial-based radio stations that broadcast digital audio signals. The FCC has authorized two companies to provide a digital audio programming service by satellite to nationwide audiences with a multi-channel, multi-format and with sound quality equivalent to that of compact discs. The FCC has also authorized FM terrestrial stations like ours to use two separate antennae to deliver both the current analog radio signal and a new digital signal. The FCC is also exploring the possibility of allowing AM stations to deliver both analog and digital signals.

We cannot predict how new sources of competition will affect our performance and income. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry in general or our stations in particular.

We cannot predict what other matters might be considered in the future by the FCC or the Congress, nor can we assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Employees

At December 31, 2004, we employed approximately 2,900 people. None of our employees are covered by collective bargaining agreements, and we consider our relations with our employees to be satisfactory.

We employ several on-air personalities with large loyal audiences in their respective markets. On occasion, we enter into employment agreements with these personalities to protect our interests in those relationships that we believe to be valuable. The loss of one or more of these personalities could result in a short-term loss of audience share, but we do not believe that any such loss would have a material adverse effect on our financial condition or results of operations, taken as a whole.

We generally employ one market manager for each radio market in which we own or operate stations. Each market manager is responsible for all employees of the market and for managing all aspects of the radio operations. On occasion, we enter into employment agreements with market managers to protect our interests in those relationships that we believe to be valuable. The loss of a market manager could result in a short-term loss of performance in a market, but we do not believe that any such loss would have a material adverse effect on our financial condition or results of operations, taken as a whole.

Federal Regulation of Radio Broadcasting

Introduction. The ownership, operation and sale of radio broadcast stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority derived from the Communications Act of 1934, as amended (the "Communications Act"). The Telecom Act amended the Communications Act and directed the FCC to change certain of its broadcast rules. Among its other regulatory responsibilities, the FCC issues permits and licenses to construct and operate radio stations; assigns broadcast frequencies; determines whether to approve changes in ownership or control of station licenses; regulates transmission equipment, operating power, and other technical parameters of stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; regulates the content of some forms of radio broadcast programming; and has the authority under the Communications Act to impose penalties for violations of its rules.

The following is a brief summary of certain provisions of the Communications Act, the Telecom Act, and related FCC rules and policies (collectively, the "Communications Laws"). This description does not purport to be comprehensive, and reference should be made to the Communications Laws, public notices, and decisions issued by the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations. Failure to observe the provisions of the Communications Laws can result in the imposition of various sanctions, including monetary forfeitures and the grant of a "short-term" (less than the maximum term) license renewal. For particularly egregious violations, the FCC may deny a station's license renewal application, revoke a station's license, or deny applications in which an applicant seeks to acquire additional broadcast properties.

License Grant and Renewal. Radio broadcast licenses are granted and renewed for maximum terms of eight years. Licenses are renewed by filing an application with the FCC. Petitions to deny license renewal applications may be filed by interested parties, including members of the public. We are not currently aware of any facts that would prevent the timely renewal of our licenses to operate our radio stations, although there can be no assurance that each of our licenses will be renewed for a full term without adverse conditions.

Service Areas. The area served by AM stations is determined by a combination of frequency, transmitter power and antenna orientation. To determine the effective service area of an AM station, the station's power, operating frequency, antenna patterns and its day/night operating modes are required. The area served by an FM station is determined by a combination of transmitter power and antenna height, with stations divided into classes according to these technical parameters.

Class C FM stations operate with the equivalent of 100 kilowatts of effective radiated power ("ERP") at an antenna height of up to 1,968 feet above average terrain. They are the most powerful FM stations, providing service to a large area, typically covering one or more counties within a state. Class B FM stations operate with the equivalent of 50 kilowatts ERP at an antenna height of up to 492 feet above average terrain. Class B stations typically serve large metropolitan areas as well as their associated suburbs.

Class A FM stations operate with the equivalent of 6 kilowatts ERP at an antenna height of up to 328 feet above average terrain, and generally serve smaller cities and towns or suburbs of larger cities.

The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0, and C.

The following table sets forth the market, call letters, FCC license classification, antenna elevation above average terrain (for FM stations only), power and frequency of all owned and operated stations as of February 28, 2005, all pending station acquisitions operated under a LMA as of February 28, 2005 and all announced pending station acquisitions not operated as of February 28, 2005.

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts) Day	Power (in Kilowatts) Night
Abilene, TX	KCDD FM	Hamlin, TX	103.7	August 1, 2005	C	985	98.0	98.0
	KBCY FM	Tye, TX	99.7	August 1, 2005	C1	745	100.0	100.0
	KTLT FM	Anson, TX	98.1	August 1, 2005	C2	292	50.0	50.0
	KHXS FM	Merkel, TX	102.7	August 1, 2005	C1	745	99.2	99.2
Albany, GA	WNUQ FM	Albany, GA	101.7	April 1, 2004	A	299	3.0	3.0
	WEGC FM	Sasser, GA	107.7	April 1, 2004	C3	312	11.5	11.5
	WALG AM	Albany, GA	1590	April 1, 2004	B	N.A.	5.0	1.0
	WJAD FM	Leesburg, GA	103.5	April 1, 2004	C3	463	12.5	12.5
	WKAK FM	Albany, GA	104.5	April 1, 2004	C1	981	98.0	98.0
	WGPC AM	Albany, GA	1450	April 1, 2004	C	N.A.	1.0	1.0
	WQVE FM	Camilla, GA	105.5	April 1, 2004	A	276	6.0	6.0
	WZBN FM	Sylvester, GA	102.1	April 1, 2004	A	259	6.0	6.0
Amarillo, TX	KZRK FM	Canyon, TX	107.9	August 1, 2005	C1	476	100.0	100.0
	KZRK AM	Canyon, TX	1550	August 1, 2005	B	N.A.	1.0	0.2
	KARX FM	Claude, TX	95.7	August 1, 2005	C1	390	100.0	100.0
	KPUR AM	Amarillo, TX	1440	August 1, 2005	B	N.A.	5.0	1.0
	KPUR FM	Canyon, TX	107.1	August 1, 2005	A	315	6.0	6.0
	KQIZ FM	Amarillo, TX	93.1	August 1, 2005	C1	699	100.0	100.0
Appleton Oshkosh, WI	WWWX FM	Oshkosh, WI	96.9	December 1, 2004	A	328	6.0	6.0
	WVBO FM	Winneconne, WI	103.9	December 1, 2004	C3	328	6.0	6.0
	WNAM AM	Neenah Menasha, WI	1280	December 1, 2004	B	N.A.	20.0	5.0
	WOSH AM	Oshkosh, WI	1490	December 1, 2004	C	N.A.	1.0	1.0
	WPKR FM	Omro, WI	99.5	December 1, 2004	C2	420	50.0	50.0
Bangor, ME	WQCB FM	Brewer, ME	106.5	April 1, 2006	C	1079	98.0	98.0
	WBZN FM	Old Town, ME	107.3	April 1, 2006	C2	436	50.0	50.0
	WWMJ FM	Ellsworth, ME	95.7	April 1, 2006	B	1030	11.5	11.5
	WEZQ FM	Bangor, ME	92.9	April 1, 2006	B	787	20.0	20.0
	WDEA AM	Ellsworth, ME	1370	April 1, 2006	B	N.A.	5.0	5.0
Beaumont-Port Arthur, TX	KSTB FM	Crystal Beach, TX	101.5	August 1, 2005	A	184	6.0	6.0
	KQXY FM	Beaumont, TX	94.1	August 1, 2005	C1	600.2	100.0	100.0
	KQHN AM	Nederland, TX	1510	August 1, 2005	D	N.A.	5.0	0.0
	KIKR AM	Beaumont, TX	1450	August 1, 2005	C	N.A.	1.0	1.0
	KTCX FM	Beaumont, TX	102.5	August 1, 2005	C2	492	50.0	50.0
	KAYD FM	Silsbee, TX	101.7	August 1, 2005	C3	502	10.5	10.5
Bismarck, ND	KBYZ FM	Bismarck, ND	96.5	April 1, 2005	C	1001	100.0	100.0
	KACL FM	Bismarck, ND	98.7	April 1, 2005	C1	830	100.0	100.0
	KKCT FM	Bismarck, ND	97.5	April 1, 2005	C1	830	100.0	100.0
	KLXX AM	Mandan, ND	1270	April 1, 2005	B	N.A.	1.0	0.3

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts) Day	Night
Blacksburg, VA	WBWR FM	Bedford, VA	106.9	October 1, 2011	A	1276	0.3	0.3
	WBRW FM	Blacksburg. VA	105.3	October 1, 2011	C3	479	12.0	12.0
	WFNR FM	Christiansburg, VA	100.7	October 1, 2011	A	886	0.8	0.8
	WFNR AM	Blacksburg. VA	710	October 1, 2011	D	N.A.	10.0	1.0
	WPSK FM	Pulaski, VA	107.1	October 1, 2011	C3	1207	1.8	1.8
	WRAD AM	Radford, VA	1460	October 1, 2011	B	N.A.	1.0	1.0
	WWBU FM	Radford, VA	101.7	October 1, 2011	A	66	20.0	20.0
Bridgeport, CT	WEBE FM	Westport, CT	107.9	April 1, 2006	B	384	50.0	50.0
	WICC AM	Bridgeport, CT	600	April 1, 2006	B	N.A.	1.0	0.5
Canton, OH	WRQK FM	Canton, OH	106.9	October 1, 2004	B	341	27.5	27.5
Cedar Rapids, IA	KDAT FM	Cedar Rapids, IA	104.5	February 1, 2005	C1	551	100.0	100.0
	KHAK FM	Cedar Rapids, IA	98.1	February 1, 2005	C1	459	100.0	100.0
	KRNA FM	Iowa City, IA	94.1	February 1, 2005	C1	981	100.0	100.0
Columbia, MO	KBXR FM	Columbia, MO	102.3	February 1, 2005	C3	857	3.5	3.5
	KFRU AM	Columbia, MO	1400	February 1, 2005	C	N.A.	1.0	1.0
	KPLA FM	Columbia, MO	101.5	February 1, 2005	C1	1064	41.0	41.0
	KOQL FM	Ashland, MO	106.1	February 1, 2005	C1	959	69.0	69.0
Columbus-Starkville, MS	WSSO AM	Starkville, MS	1230	June 1, 2004	C	N.A.	1.0	1.0
	WMXU FM	Starkville, MS	106.1	June 1, 2004	C2	502	40.0	40.0
	WSMS FM	Artesia, MS	99.9	June 1, 2004	C2	505	47.0	47.0
	WKOR FM	Columbus, MS	94.9	June 1, 2004	C2	492	50.0	50.0
	WKOR AM	Starkville, MS	980	June 1, 2004	D	N.A.	1.0	0.0
	WJWF AM	Columbus, MS	1400	June 1, 2004	C	N.A.	1.0	1.0
	WMBC FM	Columbus, MS	103.1	June 1, 2004	C2	755	22.0	22.0
Danbury, CT	WRKI FM	Brookfield, CT	95.1	April 1, 2006	B	636	29.5	29.5
	WDBY FM	Patterson, NY	105.5	June 1, 2006	A	610	0.9	0.9
	WINE AM	Brookfield, CT	940	April 1, 2006	D	N.A.	0.7	0.1
	WPUT AM	Brewster, NY	1510	June 1, 2006	D	N.A.	1.0	0.0
Dubuque, IA	KLYV FM	Dubuque, IA	105.3	February 1, 2005	C2	331	50.0	50.0
	KXGE FM	Dubuque, IA	102.3	February 1, 2005	A	308	2.0	2.0
	WDBQ FM	Galena, IL	107.5	February 1, 2005	A	328	3.0	3.0
	WDBQ AM	Dubuque, IA	1490	February 1, 2005	C	N.A.	1.0	1.0
	WJOD FM	Asbury, IA	103.3	February 1, 2005	C3	643	6.6	6.6
Eugene-Springfield, OR	KUJZ FM	Creswell, OR	95.3	February 1, 2006	C3	1207	0.6	0.6
	KSCR AM	Eugene, OR	1320	February 1, 2006	D	N.A.	1.0	0.1
	KZEL FM	Eugene, OR	96.1	February 1, 2006	C	1093	100.0	43.0
	KUGN AM	Eugene, OR	590	February 1, 2006	B	N.A.	5.0	5.0
	KEHK FM	Brownsville, OR	102.3	February 1, 2006	C1	919	100.0	43.0
	KNRQ FM	Eugene, OR	97.9	February 1, 2006	C	1011	100.0	75.0
Faribault-Owatonna, MN	KRFO AM	Owatonna, MN	1390	April 1, 2005	D	N.A.	0.5	0.1
	KRFO FM	Owatonna, MN	104.9	April 1, 2005	A	174	4.7	4.7
	KDHL AM	Faribault, MN	920	April 1, 2005	B	N.A.	5.0	5.0
	KQCL FM	Faribault, MN	95.9	April 1, 2005	A	328	3.0	3.0
Fayetteville, AR	KFAY FM	Bentonville, AR	98.3	June 1, 2004	C1	617	100.0	100.0
	KQSM AM	Farmington, AR	1030	June 1, 2004	B	N.A.	10.0	1.0
	KKEG FM	Fayetteville, AR	92.1	June 1, 2004	C3	531	7.6	7.6
	KAMO FM	Rogers, AR	94.3	June 1, 2004	C2	692	25.1	25.1
	KMCK FM	Siloam Springs, AR	105.7	June 1, 2004	C1	476	100.0	100.0
	KZRA AM	Springdale, AR	1590	June 1, 2004	D	N.A.	2.5	0.1
	KYNF FM	Prairie Grove, AR	94.9	June 1, 2004	C2	761	21.0	21.0

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts) Day	Night
Fayetteville, NC	WRCQ FM	Dunn, NC	103.5	December 1, 2011	C2	502	47.5	47.5
	WFNC FM	Lumberton, NC	102.3	December 1, 2011	A	269	6.0	6.0
	WFNC AM	Fayetteville, NC	640	December 1, 2011	B	N.A.	10.0	1.0
	WQSM FM	Fayetteville, NC	98.1	December 1, 2011	C1	830	100.0	100.0
	WKQB FM	Southern Pines, NC	106.9	December 1, 2011	C2	492	50.0	50.0
Flint, MI	WDZZ FM	Flint, MI	92.7	October 1, 2004	A	256	3.0	3.0
	WRSR FM	Owosso, MI	103.9	October 1, 2004	A	482	2.9	2.9
	WWCK FM	Flint, MI	105.5	October 1, 2004	B1	328	25.0	25.0
	WWCK AM	Flint, MI	1570	October 1, 2004	D	N.A.	1.0	0.1
Florence, SC	WYNN FM	Florence, SC	106.3	December 1, 2011	A	325	6.0	6.0
	WYNN AM	Florence, SC	540	December 1, 2011	B	N.A.	0.3	0.2
	WYMB AM	Manning, SC	920	December 1, 2011	B	N.A.	2.3	1.0
	WCMG FM	Latta, SC	94.3	December 1, 2011	C3	502	10.5	10.5
	WHSC AM	Hartsville, SC	1450	December 1, 2011	C	N.A.	1.0	1.0
	WBZF FM	Hartsville, SC	98.5	December 1, 2011	A	328	3.0	3.0
	WHLZ FM	Marion, SC	100.5	December 1, 2011	C3	354	21.5	21.5
	WMXT FM	Pamplico, SC	102.1	December 1, 2011	C2	479	50.0	50.0
	WWFN FM	Lake City, SC	100.1	December 1, 2011	A	433	3.3	3.3
Fort Smith, AR	KLSZ FM	Van Buren, AR	102.7	June 1, 2004	C2	574	17.0	17.0
	KOMS FM	Poteau, OK	107.3	June 1, 2005	C	1811	100.0	100.0
	KBBQ FM	Fort Smith, AR	100.7	June 1, 2004	C2	459	50.0	50.0
	KAYR AM	Van Buren, AR	1060	June 1, 2004	D	N.A.	0.5	0.0
Fort Walton Beach, FL	WKSM FM	Fort Walton Beach, FL	99.5	February 1, 2012	C2	440	50.0	50.0
	WNCV FM	Niceville, FL	100.3	February 1, 2012	A	440	3.5	3.5
	WYZB FM	Mary Esther, FL	105.5	February 1, 2012	C3	305	25.0	25.0
	WZNS FM	Fort Walton Beach, FL	96.5	February 1, 2012	C1	440	100.0	100.0
	WFTW AM	Fort Walton Beach, FL	1260	February 1, 2012	D	N.A.	2.5	0.1
Grand Junction, CO	KBKL FM	Grand Junction, CO	107.9	April 1, 2005	C	1460	100.0	100.0
	KEKB FM	Fruita, CO	99.9	April 1, 2005	C	1542	79.0	79.0
	KMXY FM	Grand Junction, CO	104.3	April 1, 2005	C	1460	100.0	100.0
	KKNN FM	Delta, CO	95.1	April 1, 2005	C	1424	100.0	100.0
	KEXO AM	Grand Junction, CO	1230	April 1, 2005	C	N.A.	1.0	1.0
Green Bay, WI	WOGB FM	Kaukauna, WI	103.1	December 1, 2004	C3	879	3.6	3.6
	WJLW FM	Allouez, WI	106.7	December 1, 2004	C3	328	25.0	25.0
	WDUZ FM	Brillion, WI	107.5	December 1, 2004	C3	879	3.6	3.6
	WQLH FM	Green Bay, WI	98.5	December 1, 2004	C1	499	100.0	100.0
	WNGB AM	Green Bay, WI	1400	December 1, 2004	C	N.A.	1.0	1.0
	WPCK FM	Denmark, WI	104.9	December 1, 2004	C3	515	10.0	10.0
Harrisburg, PA	WNNK FM	Harrisburg, PA	104.1	August 1, 2006	B	725	22.5	22.5
	WTPA FM	Mechanicsburg, PA	93.5	August 1, 2006	A	719	1.3	1.3
	WWKL FM	Palmyra, PA	92.1	August 1, 2006	A	102	3.3	3.3
	WTCY AM	Harrisburg, PA	1400	August 1, 2006	C	N.A.	1.0	1.0
Houston, TX	KIOL FM	Beaumont, TX	97.5	August 1, 2005	C	1,955	100.0	100.0
	KVST FM	Willis, TX	103.7	August 1, 2005	C3	427	15	15
Huntsville, AL	WZYP FM	Athens, AL	104.3	April 1, 2004	C	1,115	100.0	100.0
	WHRP FM	Tullahoma, TN	93.3	August 1, 2004	C1	981	100.0	100.0
	WVNN AM	Athens, AL	770	April 1, 2004	B	N.A.	7.0	0.3
	WUMP AM	Madison, AL	730	April 1, 2004	D	N.A.	1.0	0.1

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts) Day	Night
Jefferson City, MO	KBBM FM	Jefferson City, MO	100.1	February 1, 2005	C2	601	33.0	33.0
	KJMO FM	Jefferson City, MO	104.1	February 1, 2005	A	348	5.3	5.3
	KLIK AM	Jefferson City, MO	1240	February 1, 2005	C	N.A.	1.0	1.0
Kalamazoo, MI	WKFR FM	Battle Creek, MI	103.3	October 1, 2004	B	482	50.0	50.0
	WRKR FM	Portage, MI	107.7	October 1, 2004	B	485	50.0	50.0
	WKMI AM	Kalamazoo, MI	1360	October 1, 2004	B	N.A.	5.0	1.0
Kansas City, MO	KCHZ FM	Ottawa, KS	95.7	June 1, 2005	C1	981	98.0	98.0
	KMJK FM	Lexington, MO	107.3	February 1, 2005	C	1,184	100.0	100.0
	KRWP FM	Stockton, MO	107.7	February 1, 2005	C3	479	11.7	11.7
Killeen-Temple, TX	KLTD FM	Temple, TX	101.7	August 1, 2005	C3	410	16.6	16.6
	KQXB FM	Belton, TX	106.3	August 1, 2005	C3	489	11.5	11.5
	KSSM FM	Copperas Cove, TX	103.1	August 1, 2005	C3	558	8.6	8.6
	KUSJ FM	Harker Heights, TX	105.5	August 1, 2005	C2	600	33.0	33.0
	KTEM AM	Temple, TX	1400	August 1, 2005	C	N.A.	1.0	1.0
Lake Charles, LA	KKGB FM	Sulphur, LA	101.3	June 1, 2004	C3	289	25.0	25.0
	KBIU FM	Lake Charles, LA	103.7	June 1, 2004	C1	488	100.0	100.0
	KYKZ FM	Lake Charles, LA	96.1	June 1, 2004	C	990	100.0	100.0
	KXZZ AM	Lake Charles, LA	1580	June 1, 2004	B	N.A.	1.0	1.0
	KQLK FM	DeRidder, LA	97.9	June 1, 2012	C2	494	50.0	50.0
	KAOK AM	Lake Charles, LA	1400	June, 1 2012	C	N.A.	1.0	1.0
Lexington, KY	WVLK AM	Lexington, KY	590	August 1, 2004	B	N.A.	5.0	1.0
	WLXX FM	Lexington, KY	92.9	August 1, 2004	C1	850	100.0	100.0
	WLTO FM	Nicholasville, KY	102.5	August 1, 2004	A	374	4.6	4.6
	WLRO FM	Richmond, KY	101.5	August 1, 2004	C3	541	9.0	9.0
	WXZZ FM	Georgetown, KY	103.3	August 1, 2004	A	328	6.0	6.0
	WCYN-FM	Cynthiana, KY	102.3	August 1, 2004	A	400	3.4	3.4
Macon, GA	WPEZ FM	Jeffersonville, GA	93.7	April 1, 2004	C1	679	100.0	100.0
	WDDO AM	Macon, GA	1240	April 1, 2004	C	N.A.	1.0	1.0
	WDEN AM	Macon, GA	1500	April 1, 2004	D	N.A.	1.0	0.0
	WDEN FM	Macon, GA	99.1	April 1, 2004	C1	581	100.0	100.0
	WAYS FM	Macon, GA	105.5	April 1, 2004	C3	659	6.1	6.1
	WMAC AM	Macon, GA	940	April 1, 2004	B	N.A.	50.0	10.0
	WMKS FM	Macon, GA	92.3	April 1, 2004	A	328	3.0	3.0
	WMGB FM	Montezuma, GA	95.1	April 1, 2004	C2	390	46.0	46.0
Melbourne-Titus-Cocoa, FL	WHKR FM	Rockledge, FL	102.7	February 1, 2004	C2	433	50.0	50.0
	WAOA FM	Melbourne, FL	107.1	February 1, 2004	C1	486	100.0	100.0
	WINT AM	Melbourne, FL	1560	February 1, 2004	D	N.A.	5.0	0.0
	WSJZ FM	Sebastian, FL	95.9	February 1, 2004	C3	289	25.0	25.0
Mobile, AL	WYOK FM	Atmore, AL	104.1	April 1, 2004	C	1555	100.0	100.0
	WGOK AM	Mobile, AL	900	April 1, 2004	B	N.A.	1.0	0.4
	WBLX FM	Mobile, AL	92.9	April 1, 2004	C	1555	98.0	98.0
	WDLT FM	Chickasaw, AL	98.3	April 1, 2004	C2	548	40.0	40.0
	WDLT AM	Fairhope, AL	660	April 1, 2004	B	N.A.	10.0	0.8
	WAVH FM	Daphne, AL	106.5	April 1, 2004	C2	449	50.0	50.0
Monroe, MI	WTWR FM	Luna Pier, MI	98.3	October 1, 2004	A	466	1.4	1.4

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts) Day	Night
Montgomery, AL	WMSP AM	Montgomery, AL	740	April 1, 2004	B	N.A.	10.0	0.2
	WNZZ AM	Montgomery, AL	950	April 1, 2004	D	N.A.	1.0	0.4
	WMXS FM	Montgomery, AL	103.3	April 1, 2004	C	1096	100.0	100.0
	WLWI FM	Montgomery, AL	92.3	April 1, 2004	C	1096	100.0	100.0
	WHHY FM	Montgomery, AL	101.9	April 1, 2004	C0	1096	100.0	100.0
	WLWI AM	Montgomery, AL	1440	April 1, 2004	B	N.A.	5.0	1.0
	WXFX FM	Prattville, AL	95.1	April 1, 2004	C2	476	50.0	50.0
Myrtle Beach, SC	WSYN FM	Georgetown, SC	106.5	December 1, 2011	C2	492	50.0	50.0
	WDAI FM	Pawley's Island, SC	98.5	December 1, 2011	A	666	6.1	6.1
	WJXY FM	Conway, SC	93.9	December 1, 2011	A	420	3.7	3.7
	WXJY FM	Georgetown, SC	93.7	December 1, 2011	A	328	6.0	6.0
	WIQB AM	Conway, SC	1050	December 1, 2011	B	N.A.	5.0	0.5
	WSEA FM	Atlantic Beach, SC	100.3	December 1, 2011	A	476	12.0	12.0
	WYAK FM	Surfside Beach, SC	103.1	December 1, 2011	C3	528	8.0	8.0
Nashville, TN	WQQK FM	Hendersonville, TN	92.1	August 1, 2004	A	462	3.0	3.0
	WNFN FM	Belle Meade, TN	106.7	August 1, 2004	A	774	1.1	1.1
	WRQQ FM	Goodlettsville, TN	97.1	August 1, 2004	C2	518	43.0	43.0
	WSM FM	Nashville, TN	95.5	August 1, 2004	C	1,279	100.0	100.0
	WWTN FM	Manchester, TN	99.7	August 1, 2004	C	1,296	100.0	100.0
Newburgh-Middletown, NY	WALL AM	Middletown, NY	1340	June 1, 2006	C	N.A.	1.0	0.0
	WRRV FM	Middletown, NY	92.7	June 1, 2006	A	269	6.0	6.0
Odessa-Midland, TX	KBAT FM	Midland, TX	93.3	August 1, 2005	C1	440	100.0	100.0
	KODM FM	Odessa, TX	97.9	August 1, 2005	C1	361	100.0	100.0
	KNFM FM	Midland, TX	92.3	August 1, 2005	C	984	100.0	100.0
	KGEE FM	Monahans, TX	99.9	August 1, 2005	C1	574	98.0	98.0
	KMND AM	Midland, TX	1510	August 1, 2005	D	N.A.	2.4	0.0
	KRIL AM	Odessa, TX	1410	August 1, 2005	B	N.A.	1.0	1.0
	KKLY FM	Pecos, TX	97.3	August 1, 2005	C1	413	100.0	100.0
Oxnard-Ventura, CA	KVEN AM	Ventura, CA	1450	December 1, 2005	C	N.A.	1.0	1.0
	KHAY FM	Ventura, CA	100.7	December 1, 2005	B	1211	39.0	39.0
	KBBY FM	Ventura, CA	95.1	December 1, 2005	B	876	12.5	12.5
Pensacola, FL	WJLQ FM	Pensacola, FL	100.7	February 1, 2012	C	1555	100.0	100.0
	WCOA AM	Pensacola, FL	1370	February 1, 2012	B	N.A.	5.0	5.0
	WRRX FM	Gulf Breeze, FL	106.1	February 1, 2012	A	407	3.9	3.9
Poughkeepsie, NY	WPDH FM	Poughkeepsie, NY	101.5	June 1, 2006	B	1540	4.4	4.4
	WPDA FM	Jeffersonville, NY	106.1	June 1, 2006	A	626	1.6	1.6
	WRRB FM	Arlington, NY	96.9	June 1, 2006	A	1007	0.3	0.3
	WZAD FM	Wurtsboro, NY	97.3	June 1, 2006	A	718	0.6	0.6
	WCZX FM	Hyde Park, NY	97.7	June 1, 2006	A	1030	0.3	0.3
	WEOK AM	Poughkeepsie, NY	1390	June 1, 2006	D	N.A.	5.0	0.1
	WKNY AM	Kingston, NY	1490	June 1, 2006	C	N.A.	1.0	1.0
	WKXP FM	Kingston, NY	94.3	June 1, 2006	A	545	2.3	2.3
Quad Cities, IA	KQCS FM	Bettendorf, IA	93.5	February 1, 2005	A	896	6.0	6.0
	KBEA FM	Muscatine, IA	99.7	February 1, 2005	C1	318	100.0	100.0
	KBOB FM	DeWitt, IA	104.9	February 1, 2005	C3	469	12.5	12.5
	KJOC AM	Davenport, IA	1170	February 1, 2005	B	N.A.	1.0	1.0
	WXLP FM	Moline, IL	96.9	December 1, 2004	B	499	50.0	50.0

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts)	
							Day	Night
Rochester, MN	KROC AM	Rochester, MN	1340	April 1, 2005	C	N.A.	1.0	1.0
	KROC FM	Rochester, MN	106.9	April 1, 2005	C0	1149	100.0	100.0
	KYBA FM	Stewartville, MN	105.3	April 1, 2005	C2	492	50.0	50.0
	KFIL FM	Preston, MN	103.1	April 1, 2005	C3	529	3.5	3.5
	KFIL AM	Preston, MN	1060	April 1, 2005	D	N.A.	1.0	1.0
	KVGO FM	Spring Valley, MN	104.3	April 1, 2005	C3	512	10.0	10.0
	KOLM AM	Rochester, MN	1520	April 1, 2005	B	N.A.	10.0	0.8
	KWWK FM	Rochester, MN	96.5	April 1, 2005	C2	529	43.0	43.0
	KLCX FM	Saint Charles, MN	107.7	April 1, 2005	A	571	2.0	2.0
Rockford, IL	WROK AM	Rockford, IL	1440	December 1, 2004	B	N.A.	5.0	0.3
	WZOK FM	Rockford, IL	97.5	December 1, 2004	B	430	50.0	50.0
	WXXQ FM	Freeport, IL	98.5	December 1, 2004	B1	492	11.0	11.0
	WKGL FM	Loves Park, IL	96.7	December 1, 2004	A	551	2.2	2.2
Santa Barbara, CA	KMGQ FM	Santa Barbara, CA	97.5	December 1, 2005	B	2920	16.0	16.0
	KKSB FM	Goleta, CA	106.3	December 1, 2005	A	827	0.1	0.1
	KRUZ FM	Santa Barbara, CA	103.3	December 1, 2005	B	2916	105.0	105.0
Savannah, GA	WJCL FM	Savannah, GA	96.5	April 1, 2004	C	988	98.0	98.0
	WIXV FM	Savannah, GA	95.5	April 1, 2004	C1	856	100.0	100.0
	WTYB FM	Springfield, GA	103.9	April 1, 2004	A	328	14.0	14.0
	WBMQ AM	Savannah, GA	630	April 1, 2004	B	N.A.	5.0	5.0
	WEAS FM	Savannah, GA	93.1	April 1, 2004	C1	981	97.0	97.0
	WJLG AM	Savannah, GA	900	April 1, 2004	B	N.A.	4.4	0.2
	WZAT FM	Savannah, GA	102.1	April 1, 2004	C	1322	98.0	98.0
Shreveport, LA	KMJJ FM	Shreveport, LA	99.7	June 1, 2004	C2	463	50.0	50.0
	KRMD FM	Shreveport, LA	101.1	June 1, 2004	C	1119	98.0	98.0
	KRMD AM	Shreveport, LA	1340	June 1, 2004	C	N.A.	1.0	1.0
	KBED FM	Shreveport, LA	102.9	June 1, 2004	C2	534	42.0	42.0
	KVMA FM	Magnolia, AR	107.9	June 1, 2004	C1	351	100.0	100.0
Sioux Falls, SD	KYBB FM	Canton, SD	102.7	April 1, 2005	C2	486	50.0	50.0
	KIKN FM	Salem, SD	100.5	April 1, 2005	C1	942	100.0	100.0
	KKLS FM	Sioux Falls, SD	104.7	April 1, 2005	C1	982	100.0	100.0
	KMXC FM	Sioux Falls, SD	97.3	April 1, 2005	C1	840	100.0	100.0
	KSOO AM	Sioux Falls, SD	1140	April 1, 2005	B	N.A.	10.0	5.0
	KXRB AM	Sioux Falls, SD	1000	April 1, 2005	D	N.A.	10.0	0.1
Tallahassee, FL	WHBX FM	Tallahassee, FL	96.1	February 1, 2004	C2	479	37.0	37.0
	WBZE FM	Tallahassee, FL	98.9	February 1, 2004	C1	604	100.0	100.0
	WHBT AM	Tallahassee, FL	1410	February 1, 2004	B	N.A.	5.0	0.0
	WGLF FM	Tallahassee, FL	104.1	February 1, 2004	C	1394	90.0	90.0
	WWLD FM	Cairo, GA	102.3	April 1, 2004	C2	495	27.0	27.0
Toledo, OH	WKKO FM	Toledo, OH	99.9	October 1, 2004	B	499	50.0	50.0
	WRQN FM	Bowling Green, OH	93.5	October 1, 2004	A	397	4.1	4.1
	WTOD AM	Toledo, OH	1560	October 1, 2004	D	N.A.	5.0	0.0
	WWWM FM	Sylvania, OH	105.5	October 1, 2004	A	390	4.3	4.3
	WLQR AM	Toledo, OH	1470	October 1, 2004	B	N.A.	1.0	1.0
	WXKR FM	Port Clinton, OH	94.5	October 1, 2004	B	630	30.0	30.0
	WRWK FM	Delta, OH	106.5	October 1, 2004	A	328	3.0	3.0

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Kilowatts) Day	Night
Topeka, KS	KDVV FM	Topeka, KS	100.3	June 1, 2005	C	984	100.0	100.0
	KMAJ FM	Topeka, KS	107.7	June 1, 2005	C	988	100.0	100.0
	KMAJ AM	Topeka, KS	1440	June 1, 2005	B	N.A.	5.0	1.0
	KTOP AM	Topeka, KS	1490	June 1, 2005	C	N.A.	1.0	1.0
	KQTP FM	St. Marys, KS	102.9	June 1, 2005	C2	318	50.0	50.0
	KWIC FM	Topeka, KS	99.3	June 1, 2005	A	292	6.0	6.0
Waterloo-Cedar Falls, IA	KOEL FM	Cedar Falls, IA	98.5	February 1, 2005	C3	423	15.1	15.1
	KKHQ FM	Oelwein, IA	92.3	February 1, 2005	C	1968	100.0	100.0
	KOEL AM	Oelwein, IA	950	February 1, 2005	B	N.A.	5.0	0.5
	KCRR FM	Grundy Center, IA	97.7	February 1, 2005	C3	407	16.0	16.0
Westchester County, NY	WFAS AM	White Plains, NY	1230	June 1, 2006	C	N.A.	1.0	1.0
	WFAS FM	White Plains, NY	103.9	June 1, 2006	A	669	0.6	0.6
	WFAF FM	Mount Kisco, NY	106.3	June 1, 2006	A	440	1.4	1.4
Wichita Falls, TX	KLUR FM	Wichita Falls, TX	99.9	August 1, 2005	C1	808	100.0	100.0
	KQXC FM	Wichita Falls, TX	103.9	August 1, 2005	A	312	4.5	4.5
	KYYI FM	Burkburnett, TX	104.7	August 1, 2005	C	1017	100.0	100.0
	KOLI FM	Electra, TX	94.9	August 1, 2005	C2	492	50.0	50.0
Wilmington, NC	WWQQ FM	Wilmington, NC	101.3	December 1, 2011	C2	545	40.0	40.0
	WGNI FM	Wilmington, NC	102.7	December 1, 2011	C1	981	100.0	100.0
	WMNX FM	Wilmington, NC	97.3	December 1, 2011	C1	883	100.0	100.0
	WKXS FM	Leland, NC	94.1	December 1, 2011	A	148	5.0	5.0
	WAAV AM	Leland, NC	980	December 1, 2011	B	N.A.	5.0	5.0
Youngstown, OH	WBBW AM	Youngstown, OH	1240	October 1, 2004	C	N.A.	1.0	1.0
	WPIC AM	Sharon, PA	790	August 1, 2006	D	N.A.	1.0	0.0
	WYFM FM	Sharon, PA	102.9	August 1, 2006	B	604	33.0	33.0
	WHOT FM	Youngstown, PA	101.1	October 1, 2004	B	705	24.5	24.5
	WLLF FM	Mercer, PA	96.7	August 1, 2006	A	486	1.4	1.4
	WWIZ FM	Mercer, PA	103.9	August 1, 2006	A	299	3.0	3.0
	WQXK FM	Salem, OH	105.1	October 1, 2004	B	446	88.0	88.0
	WSOM AM	Salem, OH	600	October 1, 2004	D	N.A.	1.0	0.0

We also own and operate five radio stations in various locations throughout the English-speaking Eastern Caribbean, including Trinidad, St. Kitts-Nevis, St. Lucia, Montserrat and Antigua-Barbuda, and we have been granted licenses for FM stations covering Barbados and Tortola, British Virgin Islands. These Eastern Caribbean stations are not regulated by the FCC.

Regulatory Approvals. The Communications Laws prohibit the assignment of a broadcast license or the transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to grant an application for assignment or transfer of control of a broadcast license, the Communications Act requires the FCC to find that the assignment or transfer would serve the public interest. The FCC considers a number of factors in making this determination, including (i) compliance with various rules limiting common ownership of media properties, (ii) the financial and "character" qualifications of the assignee or transferee (including those parties holding an "attributable" interest in the assignee or transferee), (iii) compliance with the Communications Act's foreign ownership restrictions, and (iv) compliance with other Communications Laws, including those related to programming and filing requirements.

As discussed in greater detail below, the FCC also reviews the effect of proposed assignments and transfers of broadcast licenses on economic competition and diversity. See "— Antitrust and Market Concentration Considerations."

Four of our acquisition transactions that are pending at the FCC have been challenged by third parties. In one transaction, an application is pending before the FCC with respect to our proposed sale of an AM station in Muskegon, Michigan. The FCC staff has raised a question concerning a prior owner's proposed retention of a related authorization for that station, and the prior owner, in turn, has raised questions about our conduct in acquiring the station. That same owner also filed objections to our acquisition of a radio station in the Melbourne, Florida market and another station in the Beaumont, Texas market after the FCC staff had approved our acquisitions of those stations. We consummated the acquisition of the Melbourne station but, for reasons unrelated to the objection at the FCC, have not yet consummated the acquisition of the Beaumont station (although we are operating that latter station under an LMA). The fourth transaction involves a petition to deny filed against our acquisition of radio stations in the Columbus-Starkville, Mississippi market. The FCC staff denied the petition and we consummated the particular transaction. That decision was subsequently affirmed by the FCC on appeal. However, the petitioner filed a reconsideration petition with the FCC and, as a result, the matter is still subject to further review by the FCC or a court.

We cannot predict the final outcome of the foregoing matters but does not believe that any adverse decision in any one or more of the cases will have a material adverse impact on our overall operations taken as a whole.

Ownership Matters. The Communications Act restricts us from having more than one-fourth of our capital stock owned or voted by non-U.S. persons, foreign governments or non-U.S. corporations. We are required to take appropriate steps to monitor the citizenship of our stockholders, such as through representative samplings on a periodic basis, to provide a reasonable basis for certifying compliance with the foreign ownership restrictions of the Communications Act.

The Communications Laws also generally restrict (i) the number of radio stations one person or entity may own, operate or control in a local market, (ii) the common ownership, operation or control of radio broadcast stations and television broadcast stations serving the same local market, and (iii) the common ownership, operation or control of a radio broadcast station and a daily newspaper serving the same local market.

None of these multiple and cross ownership rules requires any change in our current ownership of radio broadcast stations or precludes consummation of our pending acquisitions. The Communications Laws will limit the number of additional stations that we may acquire in the future in our existing markets as well as new markets.

Because of these multiple and cross ownership rules, a purchaser of our voting stock who acquires an "attributable" interest in us (as discussed below) may violate the Communications Laws if such purchaser also has an attributable interest in other radio or television stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a purchaser also may be restricted in the companies in which it may invest to the extent that those investments give rise to an attributable interest. If one of our attributable stockholders violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our radio station business and may be unable to obtain FCC consents for certain future acquisitions.

The FCC generally applies its television/radio/newspaper cross-ownership rules and its broadcast multiple ownership rules by considering the "attributable" or cognizable, interests held by a person or entity. With some exceptions, a person or entity will be deemed to hold an attributable interest in a radio station, television station or daily newspaper if the person or entity serves as an officer, director, partner, stockholder, member, or, in certain cases, a debt holder of a company that owns that station or newspaper. Whether that interest is attributable and thus subject to the FCC's multiple ownership rules is determined by the FCC's attribution rules. If an interest is attributable, the FCC treats the person or entity who holds that interest as the "owner" of the radio station, television station or daily newspaper in question, and that interest thus counts against the person in determining compliance with the FCC's ownership rules.

With respect to a corporation, officers, directors and persons or entities that directly or indirectly hold 5% or more of the corporation's voting stock (20% or more of such stock in the case of insurance companies, investment companies, bank trust departments and certain other "passive investors" that hold such stock for investment purposes only) generally are attributed with ownership of the radio stations, television stations and daily newspapers owned by the corporation. As discussed below, participation in an LMA or a JSA also may result in an attributable interest. See "— Local Marketing Agreements" and "— Joint Sales Agreements."

With respect to a partnership (or limited liability company), the interest of a general partner is attributable, as is the interest of any limited partner (or limited liability company member) who is "materially involved" in the media-related activities of the partnership (or limited liability company). The following interests generally are not attributable: (i) debt instruments, non-voting stock, options and warrants for voting stock, partnership interests, or membership interests that have not yet been exercised; (ii) limited partnership or limited liability company interests where (a) the limited partner or member is not "materially involved" in the media-related activities of the partnership or limited liability company, and (b) the limited partnership agreement or limited liability company agreement expressly "insulates" the limited partner or member from such material involvement by inclusion of provisions specified by the FCC; and (iii) holders of less than 5% of an entity's voting stock. Non-voting equity and debt interests which, in the aggregate, constitute more than 33% of a station's "enterprise value," which consists of the total equity and debt capitalization, are considered attributable in certain circumstances.

We hold a note from a radio station in the Toledo, Ohio radio market that may constitute an attributable ownership interest (because we own other radio stations in the Toledo market and the note may represent more than 33% of the debtor radio station's enterprise value). Attribution of that radio station could exceed the ownership limits of FCC rules and, for that reason, we have been engaged in negotiations to assign the debt to another party. In the meantime, we have requested a waiver from the FCC, to the extent necessary, to allow us to retain the note until it can be assigned.

On June 2, 2003, the FCC adopted new rules and policies (the "New Rules") which would modify the ownership rules and policies then in effect (the "Current Rules"). Among other changes, the New Rules would (1) change the methodology to determine the boundaries of radio markets, (2) require that JSAs involving radio stations (but not television stations) be deemed to be an attributable ownership interest under certain circumstances, (3) authorize the common ownership of radio stations and daily newspapers under certain specified circumstances, and (4) eliminate the procedural policy of "flagging" assignment or transfer of control applications that raised potential anticompetitive concerns (namely, those applications that would permit the buyer to control 50% or more of the radio advertising dollars in the market, or would permit two entities (including the buyer), collectively, to control 70% or more of the radio advertising dollars in the market). Certain private parties challenged the New Rules in court, and the court issued an order which prevented the New Rules from going into effect until the court issued a decision on the challenges. On June 24, 2004, the court issued a decision which upheld some of the FCC's New Rules (for the most part, those that relate to radio) and concluded that other New Rules (for the most part, those that relate to television and newspapers) required further explanation or modification. The court left in place, however, the order which precluded all of the New Rules from going into effect. On September 3, 2004, the court issued a further order which granted the FCC's request to allow certain New Rules relating to radio to go into effect. The New Rules that became effective (1) changed the definition of the "radio market" for those markets that are rated by Arbitron, (2) modified the Current Rules method for defining a radio market in those markets that are not rated by Arbitron, and (3) made JSAs an attributable ownership interest under certain circumstances.

Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Broadcasters are required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming may be filed at any time and will be considered by the FCC both at the time they are filed and in connection with a licensee's renewal application. Stations also must follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries, and technical operations (including limits on radio frequency radiation). Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of a "short-term" (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application or the revocation of a station license.

Local Marketing Agreements. A number of radio stations, including certain of our stations, have entered into LMAs. In a typical LMA, the licensee of a station makes available, for a fee, airtime on its station to a party which supplies programming to be broadcast during that airtime, and collects revenues from advertising aired during such programming. LMAs are subject to compliance with the antitrust laws and the Communications Laws, including the requirement that the licensee must maintain independent control over the station and, in particular, its personnel, programming, and finances. The FCC has held that such agreements do not violate the Communications Laws as long as the licensee of the station receiving programming from another station maintains ultimate responsibility for, and control over, station operations and otherwise ensures compliance with the Communications Laws.

A station that brokers more than 15% of the weekly programming hours on another station in its market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's ownership rules. As a result, a radio station may not enter into an LMA that allows it to program more than 15% of the weekly programming hours of another station in the same market that it could not own under the FCC's multiple ownership rules.

Joint Sales Agreements. A number of radio stations, including one of our stations, have entered into JSAs. A typical JSA authorizes one station to sell another station's advertising time and retain the revenue from the sale of that airtime. A JSA typically includes a periodic payment to the station whose airtime is being sold (which may include a share of the revenue being collected from the sale of airtime). Like LMAs, JSAs are subject to compliance with antitrust laws and the Communications Laws, including the requirement that the licensee must maintain independent control over the station and, in particular, its personnel, programming, and finances. The FCC has held that such agreements do not violate the Communications Laws as long as the licensee of the station whose time is being sold by another station maintains ultimate responsibility for, and control over, station operations and otherwise ensures compliance with the Communications Laws.

Under the FCC's New Rules, a radio station that sells more than 15% of the weekly advertising time of another radio station in the same market will be attributed with the ownership of that other station. In that situation, a radio station cannot have a JSA with another radio station in the same market if the FCC's ownership rules would otherwise prohibit that common ownership.

New Services. In 1997, the FCC awarded two licenses to separate entities that authorize the licensees to provide satellite-delivered digital audio radio services. Both licensees have launched their respective satellite-delivered digital radio service.

Digital technology also may be used by terrestrial radio broadcast stations on their existing frequencies. In October 2002, the FCC released a Report and Order in which it selected in-band, on channel ("IBOC") as the technology that will permit terrestrial radio stations to introduce digital operations. The FCC now will permit operating radio stations to commence digital operation immediately on an interim basis using the IBOC systems developed by iBiquity Digital Corporation ("iBiquity"). In March 2004, the FCC (1) approved an FM radio station's use of two separate antennas (as opposed to a single hybrid antenna) to provide both analog and digital signals and (2) released a Public Notice seeking comment on a proposal by the National Association of Broadcasters to allow all AM stations with nighttime service to provide digital service at night. In April 2004, the FCC inaugurated a rule making proceeding to establish technical, service, and licensing rules for digital broadcasting. The inauguration of digital broadcasts by FM and perhaps AM stations requires us to make additional expenditures. On December 21, 2004, we entered into an agreement with iBiquity pursuant to which we committed to roll out the IBOC systems on 240 of our stations by June, 2012. In exchange for reduced license fees and other consideration, we, along with other broadcasters, purchased perpetual licenses to utilize iBiquity's digital technology. We are presently working with equipment manufacturers to roll out such technology within our markets in accordance with our contractual commitments. We cannot predict at this juncture, however, how successful our implementation of digital technology within our platform will be, or how that implementation will affect our competitive position.

In January 2000, the FCC released a Report and Order adopting rules for a new low power FM radio service consisting of two classes of stations, one with a maximum power of 100 watts and the other with a maximum power of 10 watts. The FCC has limited ownership and operation of low power FM stations to persons and entities which do not currently have an attributable interest in any FM station and has required that low power FM stations be operated on a non-commercial educational basis. The FCC has granted numerous construction permits for low power FM stations. We cannot predict what impact low power FM radio will have on our operations. Adverse effects of the new low power FM service on our operations could include interference with our stations and competition by low power stations for listeners and revenues.

In addition, from time to time Congress and the FCC have considered, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenues for our radio stations, and affect the ability of Cumulus to acquire additional radio stations or finance such acquisitions.

Antitrust and Market Concentration Considerations. Potential future acquisitions, to the extent they meet specified size thresholds, will be subject to applicable waiting periods and possible review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), by the Department of Justice or the Federal Trade Commission, either of whom can be required to evaluate a transaction to determine whether that transaction should be challenged under the federal antitrust laws. Transactions are subject to the HSR Act only if the acquisition price or fair market value of the stations to be acquired is $50 million or more. Most of our acquisitions have not met this threshold. Acquisitions that are not required to be reported under the HSR Act may still be investigated by the Department of Justice or the Federal Trade Commission under the antitrust laws before or after consummation. At any time before or after the consummation of a proposed acquisition, the Department of Justice or the Federal Trade Commission could take such action under the antitrust laws as it deems necessary, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or certain of our other assets. The Department of Justice has reviewed numerous radio station acquisitions where an operator proposes to acquire additional stations in its existing markets or multiple stations in new markets, and has challenged a number of such transactions. Some of these challenges have resulted in consent decrees requiring the sale of certain stations, the termination of LMAs or other relief. In general, the Department of Justice has more closely scrutinized radio mergers and acquisitions resulting in local market shares in excess of 35% of local radio advertising revenues, depending on format, signal strength and other factors. There is no precise numerical rule, however, and certain transactions resulting in more than 35% revenue shares have not been challenged, while certain other transactions may be challenged based on other criteria such as audience shares in one or more demographic groups as well as the percentage of revenue share. We estimate that we have more than a 35% share of radio advertising revenues in many of our markets.

We are aware that the Department of Justice commenced, and subsequently discontinued, investigations of several proposed acquisitions by Cumulus. The Department of Justice can be expected to continue to enforce the antitrust laws in this manner, and there can be no assurance that one or more of our pending or future acquisitions are not or will not be the subject of an investigation or enforcement action by the Department of Justice or the Federal Trade Commission. Similarly, there can be no assurance that the Department of Justice, the Federal Trade Commission or the FCC will not prohibit such acquisitions, require that they be restructured, or in appropriate cases, require that we divest stations we already own in a particular market. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

As part of its review of certain radio station acquisitions, the Department of Justice has stated publicly that it believes that commencement of operations under LMAs, JSAs and other similar agreements customarily entered into in connection with radio station ownership transfers prior to the expiration of the waiting period under the HSR Act could violate the HSR Act. In connection with acquisitions subject to the waiting period under the HSR Act, we will not commence operation of any affected station to be acquired under an LMA, a JSA, or similar agreement until the waiting period has expired or been terminated.

Executive Officers of the Company

The following table sets forth certain information with respect to our executive officers as of February 28, 2005:

Name	Age	Position(s)
Lewis W. Dickey, Jr. ...	43	Chairman, President and Chief Executive Officer
John G. Pinch	56	Executive Vice President, Chief Operating Officer
Martin R. Gausvik	48	Executive Vice President, Chief Financial Officer and Treasurer
John W. Dickey	38	Executive Vice President

Lewis W. Dickey, Jr. has served as our Chairman, President and Chief Executive Officer since December 2000, and as a Director since March 1998. Mr. Dickey was one of our founders and initial investors, and served as our Executive Vice Chairman from March 1998 to December 2000. Mr. Dickey is a nationally regarded consultant on radio strategy and the author of *The Franchise — Building Radio Brands*, published by the National Association of Broadcasters, one of the industry's leading texts on competition and strategy. Mr. Dickey also serves as a member of the National Association of Broadcasters Radio Board of Directors. He holds Bachelor of Arts and Master of Arts degrees from Stanford University and a Master of Business Administration degree from Harvard University. Mr. Dickey is the brother of John W. Dickey.

John G. Pinch has served as our Executive Vice President and Chief Operating Officer since December 2000. Mr. Pinch joined us effective December 1, 2000, after serving as the President of Clear Channel International Radio ("CCU International") (NYSE:CCU). At rapidly growing CCU International, Mr. Pinch was responsible for the management of all CCU radio operations outside of the United States, which included over 300 properties in 9 countries. Mr. Pinch is a 30 year broadcast veteran and has previously served as Owner/President of WTVK-TV Ft. Myers-Naples Florida, General Manager of WMTX-FM/WHBO-AM Tampa Florida, General Manager/Owner of WKLH-FM Milwaukee, and General Manager of WXJY Milwaukee.

Martin R. Gausvik is our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Gausvik joined us effective May 29, 2000 and is a 19-year veteran of the radio industry, having served as Vice President Finance for Jacor Communications from 1996 until the merger of Jacor's 250 radio station group with Clear Channel Communications in May 1999. More recently, he was Executive Vice President and Chief Financial Officer of Latin Communications Group, the operator of 17 radio stations serving major markets in the western United States. Prior to joining Jacor, from 1984 to 1996, Mr. Gausvik held various accounting and financial positions with Taft Broadcasting, including Controller of Taft's successor company, Citicasters.

John W. Dickey is our Executive Vice President and directs our programming, marketing, promotion and engineering. Mr. Dickey joined us in 1998 and, prior to that, served as the Director of Programming for Midwestern Broadcasting from 1990 to 1998. Mr. Dickey holds a Bachelor of Arts degree from Stanford University. Mr. Dickey is the brother of Lewis W. Dickey, Jr.

Available Information

Our Internet site address is *www.cumulus.com*. On our site, we have made available, free of charge, our most recent annual report on Form 10-K and our proxy statement. We also provide a link to an independent third-party Internet site, which makes available, free of charge, our other filings with the SEC, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 2. *Properties*

The types of properties required to support each of our radio stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in business districts of the station's community of license or largest nearby community. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

At December 31, 2004, we owned studio facilities in 39 of our 59 markets and we owned transmitter and antenna sites in 55 of our 59 markets. We lease additional studio and office facilities in 39 markets and additional transmitter and antenna sites in 39 markets. In addition, we lease corporate office space in Atlanta, Georgia. We do not anticipate any difficulties in renewing any facility leases or in leasing alternative or additional space, if required. We own or lease substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

No single property is material to our operations. We believe that our properties are generally in good condition and suitable for our operations; however, we continually look for opportunities to upgrade our properties and intend to upgrade studios, office space and transmission facilities in certain markets.

Item 3. *Legal Proceedings*

We from time to time are involved in various legal proceedings that are handled and defended in the ordinary course of business. While we are unable to predict the outcome of these matters, our management does not believe, based upon currently available facts, that the ultimate resolution of any of such proceedings would have a material adverse effect on our overall financial condition or results of operations.

Item 4. *Submission of Matters To a Vote of Security Holders*

During the fourth quarter, October 1, 2004 through December 31, 2004, there were no matters submitted to a vote of security holders.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information For Common Stock

Shares of our Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), have been quoted on the NASDAQ National Market under the symbol CMLS since the consummation of the initial public offering of our Class A Common Stock on July 1, 1998. There is no established public trading market for our Class B Common Stock or our Class C Common Stock. The following table sets forth, for the calendar quarters indicated, the high and low closing sales prices of the Class A Common Stock on the NASDAQ National Market, as reported in published financial sources.

Year	High	Low
2003		
First Quarter	$17.41	$12.80
Second Quarter	$19.75	$15.05
Third Quarter	$19.55	$16.01
Fourth Quarter	$22.12	$17.80
2004		
First Quarter	$22.70	$19.37
Second Quarter	$22.28	$16.02
Third Quarter	$16.59	$13.37
Fourth Quarter	$16.36	$13.58
2005		
First Quarter (through February 28, 2005)	$15.00	$13.63

Holders

As of February 28, 2005, there were approximately 1,310 holders of record of our Class A Common Stock, 2 holders of record for our Class B Common Stock and 1 holder of record for our Class C Common Stock. The figure for our Class A Common Stock does not include an estimate of the number of beneficial holders whose shares may be held of record by brokerage firms or clearing agencies.

Dividends

We have not declared or paid any cash dividends on our common stock since our inception and do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings for use in our business. We are currently subject to restrictions under the terms of our credit agreement, as amended (the "Credit Agreement"), governing our credit facility (the "Credit Facility") that limit the amount of cash dividends that we may pay on our Class A Common Stock. We may pay cash dividends on our Class A Common Stock in the future only if we meet certain financial tests set forth in the Credit Agreement.

Securities Authorized For Issuance Under Equity Incentive Plans

The following table sets forth, as of December 31, 2004, the number of securities outstanding under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Stockholders	8,032,082	$14.18	2,063,406
Equity Compensation Plans Not Approved by Stockholders	1,814,723	$15.35	157,526
Total	9,846,805		2,220,932

The only existing equity compensation plan not approved by our stockholders is the 2002 Stock Incentive Plan. Our Board adopted the 2002 Stock Incentive Plan on March 1, 2002. For a description of all equity compensation plans, please refer to Note 11 in the accompanying notes to the consolidated financial statements.

Share Repurchase Plan

On September 28, 2004, our Board of Directors authorized the purchase, from time to time, of up to $100.0 million of our Class A Common Stock, subject to the terms of the Credit Agreement. In October 2004 and consistent with the Board-approved repurchase plan, we repurchased 1,004,429 shares of our Class A Common Stock in the open market at an average repurchase price of $14.56 per share. As of December 31, 2004, we had authority to repurchase an additional $85.4 million of our Class A Common Stock.

Period	Total Number of Shares Purchased	Average Price Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 1, 2004 - October 31, 2004	1,004,429	$14.56	1,004,429	$85,360,336
November 1, 2004 - November 30, 2004	—	—	—	$85,360,336
December 1, 2004 - December 31, 2004	—	—	—	$85,360,336
Total	1,004,429		1,004,429	

Item 6. *Selected Consolidated Financial Data*

The selected consolidated historical financial data presented below has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. Our consolidated historical financial data are not comparable from year to year because of our acquisition and disposition of various radio stations during the periods covered. This data should be read in conjunction with our audited consolidated financial statements and the related notes thereto, as set forth in

Part II, Item 8 and with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" set forth in Part II, Item 7 herein (dollars in thousands, except per share data).

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Net revenues	$ 320,132	$ 281,971	$ 252,597	$202,087	$226,640
Station operating expenses excluding depreciation, amortization and LMA fees	202,441	179,536	159,766	142,357	192,065
Depreciation and amortization	21,168	19,445	16,865	50,585	44,003
LMA fees	3,002	1,591	1,368	2,815	4,825
Corporate general and administrative expenses	15,635	13,374	13,710	15,180	18,232
Restructuring and impairment charges (credits)	(108)	(334)	(971)	6,781	16,226
Non cash stock compensation expense	(375)	490	171	—	—
Operating income (loss)	78,369	67,869	61,688	(15,631)	(48,711)
Net interest expense	(19,197)	(21,983)	(29,226)	(28,716)	(26,055)
Losses on early extinguishment of debt	(2,557)	(15,243)	(9,115)	—	—
Other income (expense), net	(699)	(924)	1,957	10,300	73,280
Income tax (expense) benefit	(25,547)	(24,678)	(76,357)	3,494	(812)
Income (loss) before cumulative effect of a change in accounting principle	30,369	5,041	(51,053)	(30,553)	(2,298)
Cumulative effect of a change in accounting principle, net of tax	—	—	(41,700)	—	—
Net income (loss)	30,369	5,041	(92,753)	(30,553)	(2,298)
Preferred stock dividends, deemed dividends, accretion of discount and redemption premium	—	1,908	27,314	17,743	14,875
Net income (loss) attributable to common stockholders	$ 30,369	$ 3,133	$ (120,067)	$(48,296)	$(17,173)
Basic income (loss) per common share					
Income (loss) per common share before the cumulative effect of a change in accounting principle	$ 0.44	$ 0.05	$ (1.44)	$ (1.37)	$ (0.49)
Cumulative effect of a change in accounting principle	—	—	(0.76)	—	—
Income (loss) per common share	$ 0.44	$ 0.05	$ (2.20)	$ (1.37)	$ (0.49)
Diluted income (loss) per common share					
Income (loss) per common share before the cumulative effect of a change in accounting principle	$ 0.43	$ 0.05	$ (1.44)	$ (1.37)	$ (0.49)
Cumulative effect of a change in accounting principle	—	—	(0.76)	—	—
Income (loss) per common share	$ 0.43	$ 0.05	$ (2.20)	$ (1.37)	$ (0.49)
OTHER FINANCIAL DATA:					
Station Operating Income(1)	$ 117,691	$ 102,435	$ 92,831	$ 59,730	$ 34,575
Net cash provided by/(used in) operating activities	75,013	45,877	42,463	11,440	(14,565)
Net cash used in investing activities	(28,757)	(146,669)	(138,734)	(48,164)	(190,274)
Net cash provided by/(used in) by financing activities	(21,016)	47,132	151,343	31,053	(3,763)
BALANCE SHEET DATA:					
Total assets	$1,616,397	$1,477,630	$1,355,514	$965,317	$966,901
Long-term debt (including current portion)	482,102	487,344	420,262	320,018	285,228
Preferred stock subject to mandatory redemption	—	—	14,168	134,489	119,708
Total stockholders' equity	876,333	784,303	720,840	423,884	471,872

(1) Station Operating Income consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non cash stock compensation expense and restructuring and impairment charges (credits). See Item 1, "Certain Definitions" for further information on the basis for calculation of this measure and a description of the reasons for its presentation, and see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a quantitative reconciliation of Station Operating Income to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis is intended to provide the reader with an overall understanding of our financial condition, changes in financial condition, results of operations, cash flows, sources and uses of cash, contractual obligations and financial position. This section also includes general information about our business and a discussion of our management's analysis of certain trends, risks and opportunities in our industry. We also provide a discussion of accounting policies that require critical judgments and estimates as well as a description of certain risks and uncertainties that could cause our actual results to differ materially from our historical results. You should read the following information in conjunction with our consolidated financial statements and notes to our consolidated financial statements beginning on page F-1 in this Annual Report on Form 10-K.

Overview of 2004

The advertising environment during 2004 improved as compared with the prior year. As reported by RAB, radio advertising revenue grew approximately 2% for 2004, led by local revenue growth of approximately 3% and despite only marginal national revenue growth in 2004. In the markets in which we operate, we estimate that total market revenues generated by radio increased 2-3% versus the prior year, with local revenue generating the majority of the increase. For 2004, our revenue performance outpaced the industry with pro forma revenues increasing 4.2% (see the definition of pro forma results and a reconciliation of pro forma results to our historical results that follows under "Results of Operations" in this section). We estimate that for 2004, our total market revenue share grew by 0.4% versus the prior year. For the year, we experienced solid revenue share growth in locally derived business, which represented approximately 87% of our 2004 revenue. However, our national revenue share, which declined for the year, somewhat muted our total revenue share growth. For 2004, our share of local revenue in the markets in which we operate grew 0.8% while our national revenue share declined 0.5%.

During 2004 we continued our efforts and focus on cost control. For the year, station operating expenses, pro forma for our pending acquisitions, increased less than 1% versus the prior year. We realized savings in sales costs as sellers originally added in the second half of 2003 became fully productive in 2004, moving from the guaranteed salary pay structure during their initial training period to a commission structure. These savings in sales costs were offset by higher variable sales costs for the year associated with revenue growth. Fixed costs for 2004 increased approximately 1%.

Corporate general and administrative expenses increased by $2.3 million for 2004 as compared with the prior year, primarily due to costs associated with our efforts to comply with the requirements mandated by the Sarbanes-Oxley Act of 2002. These costs included both an increase in employee headcount and outside audit and professional services rendered in connection with the compliance efforts.

During 2004, we continued our efforts to take advantage of historically low lending rates. Through a series of amendments to our Credit Agreement completed during 2004, we increased our overall borrowing capacity by $150.0 million and reduced the applicable interest rate spreads on our bank debt by 25-

50 basis points. As of December 31, 2004, our average cost of debt, including the effects of our derivative positions, was 3.9%. Our management remains committed to maintaining manageable debt levels, which will continue to improve our ability to generate cash flow from operations. We believe that by maintaining a simple capital structure, we are well-positioned to continue our growth through our operating and acquisition strategies.

We also continue to be a leading acquirer of radio stations in our target-sized markets. During 2004, we completed $93.7 million of acquisitions, adding 25 radio stations to our platform and increasing our market presence to 59 mid-sized markets. Acquisitions completed in 2004 not only increased our total market presence but, in certain markets, increased the number of stations in a market, thus strengthening our competitive position.

Our Business

For the period from our inception through December 31, 2004, we have acquired or entered into local marketing, management and consulting agreements with radio stations throughout the United States and the Caribbean. The following discussion of our financial condition and results of operations includes the results of these acquisitions and local marketing, management and consulting agreements.

As of December 31, 2004, we owned and operated 291 stations in 59 mid-sized U.S. media markets and provided sales and marketing services under local marketing, management and consulting agreements to 12 stations in 6 U.S. markets, pending FCC approval of the acquisition of these stations. We also currently own five stations and have obtained a license to commence operations on one station in the Caribbean market. We are the second largest radio broadcasting company in the United States based on number of stations. We believe we are the eighth largest radio broadcasting company in the United States by net revenues, based on our 2004 pro forma net revenues. We will own and operate a total of 304 radio stations in 61 U.S. markets upon FCC approval and consummation of all pending acquisitions and divestitures (exclusive of new market move-in opportunities).

Advertising Revenue and Station Operating Income

Our primary source of revenues is the sale of advertising time on our radio stations. Our sales of advertising time are primarily affected by the demand for advertising time from local, regional and national advertisers and the advertising rates charged by our radio stations. Advertising demand and rates are based primarily on a station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron on a periodic basis, generally two or four times per year. Because audience ratings in local markets are crucial to a station's financial success, we endeavor to develop strong listener loyalty. We believe that the diversification of formats on our stations helps to insulate them from the effects of changes in the musical tastes of the public with respect to any particular format.

We have an agreement with Arbitron that gives us access to Arbitron's ratings materials in a majority of our markets through July 2009.

The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting rating is limited in part by the format of a particular station. Our stations strive to maximize revenue by managing their on-air inventory of advertising time and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations sometimes utilize trade or barter agreements that exchange advertising time for goods or services such as travel or lodging, instead of for cash. Our use of trade agreements resulted in immaterial operating income/(expense) during the years ended December 31, 2004, 2003 and 2002 of $0.4 million, $0.3 million and $(0.5) million, respectively. We continually seek to minimize our use of trade agreements.

Our advertising contracts are generally short-term. We generate most of our revenue from local and regional advertising, which is sold primarily by a station's sales staff. During the years ended December 31, 2004, 2003 and 2002 approximately 87%, 85% and 85%, respectively, of our revenues were from local advertising. To generate national advertising sales, we engage Interep National Radio Sales, Inc., a national representative company.

Our revenues vary throughout the year. As is typical in the radio broadcasting industry, we expect our first calendar quarter will produce the lowest revenues for the year, and the second and fourth calendar quarters will generally produce the highest revenues for the year, with the exception of certain of our stations, such as those in Myrtle Beach, South Carolina, where the stations generally earn higher revenues in the second and third quarters of the year because of the higher seasonal population in those communities. Our operating results in any period may be affected by the incurrence of advertising and promotion expenses that typically do not have an effect on revenue generation until future periods, if at all.

Our most significant station operating expenses are employee salaries and commissions, programming expenses, advertising and promotional expenditures, technical expenses, and general and administrative expenses. We strive to control these expenses by working closely with local market management. The performance of radio station groups, such as ours, is customarily measured by the ability to generate Station Operating Income. See the quantitative reconciliation of Station Operating Income to the most directly comparable financial measure calculated and presented in accordance with GAAP, that follows in this section.

Results of Operations

Analysis of Consolidated Statements of Operations. The following analysis of selected data from our consolidated statements of operations should be referred to while reading the results of operations discussion that follows:

	Year Ended December 31,			Percent Change	
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Net revenues	$320,132	$281,971	$ 252,597	13.5%	11.6%
Station operating expenses excluding depreciation, amortization and LMA fees	202,441	179,536	159,766	12.8%	12.4%
Depreciation and amortization	21,168	19,445	16,865	8.9%	15.3%
LMA fees	3,002	1,591	1,368	88.8%	16.3%
Corporate general and administrative expenses	15,635	13,374	13,710	16.9%	(2.5)%
Restructuring and impairment charges (credits)	(108)	(334)	(971)	**	**
Non cash stock compensation expense	(375)	490	171	**	186.5%
Operating income	78,369	67,869	61,688	15.5%	10.0%
Net interest expense	(19,197)	(21,983)	(29,226)	(12.7)%	(24.8)%
Losses on early extinguishment of debt	(2,557)	(15,243)	(9,115)	(83.2)%	67.2%
Other income (expense), net	(699)	(924)	1,957	(24.3)%	**
Total nonoperating expense, net	(22,453)	(38,150)	(36,384)	(41.1)%	4.9%
Income tax expense	(25,547)	(24,678)	(76,357)	3.5%	(67.7)%
Net income (loss)	30,369	5,041	(92,753)	502.4%	**
Preferred stock dividends, deemed dividends, accretion of discount and redemption premium	—	1,908	27,314	(100.0)%	(93.0)%
Net income (loss) attributable to common stockholders	$ 30,369	$ 3,133	$(120,067)	869.3%	**

** Calculation is not meaningful.

Our management's discussion and analysis of results of operations for the years ended December 31, 2004, 2003 and 2002 have been presented on a historical basis. Additionally, for net revenue, operating expenses, and Station Operating Income we have included our management's discussion and analysis of results of operations on a pro forma basis.

Year Ended December 31, 2004 Versus the Year Ended December 31, 2003

Net Revenues. Net revenues increased $38.2 million, or 13.5%, to $320.1 million, as compared with the prior year. This increase was primarily attributable to revenues associated with (i) station acquisitions and stations newly operated under LMAs (approximately $23.6 million of the increase) and (ii) organic revenue growth.

In addition, on a same station basis, net revenue for the 260 stations in 53 markets operated for at least a full year increased $12.7 million or 4.9% to $275.3 million for the year ended December 31, 2004, compared to net revenues of $262.6 million for the year ended December 31, 2003. The increase in same station net revenue versus the prior year was primarily attributable to a 6.1% increase in same station local revenues partially offset by a 1.5% decrease in same station national revenues. The local revenue increase for 2004 was driven by an increased revenue share captured in the same station group markets and is reflective of the maturity of these assets.

Station Operating Expenses, excluding Depreciation, Amortization and LMA Fees. Station operating expenses excluding depreciation, amortization and LMA fees increased $22.9 million, or 12.8%, to $202.4 million for the year ended December 31, 2004 from $179.5 million for the year ended December 31, 2003. This increase was primarily attributable to expenses associated with station acquisitions and stations operated under LMAs. The provision for doubtful accounts was $3.7 million for the year ended December 31, 2004 as compared with $3.4 million for the year ended December 31, 2003. As a percentage of net revenues, the provision for doubtful accounts was 1% for the year ended December 31, 2004, which was consistent with the prior year.

In addition, on a same station basis, for the 260 stations in 53 markets operated for at least a full year, station operating expenses excluding depreciation, amortization and LMA fees increased $3.4 million, or 2.1%, to $171.0 million for the year ended December 31, 2004 compared to $167.6 million for the year ended December 31, 2003. The increase in same station operating expenses excluding depreciation, amortization and LMA fees is primarily attributable to increased variable sales costs associated with revenue growth.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $2.3 million, or 16.9%, to $15.6 million for the year ended December 31, 2004 compared to $13.4 million for the year ended December 31, 2003. This increase was primarily attributable to (i) increased professional fees and other administrative costs incurred in connection with our efforts to comply with the requirements mandated by the Sarbanes-Oxley Act of 2002 (approximately $0.8 million of increase), (ii) increased corporate employee costs (approximately $0.5 million of increase) and (iii) increased state franchise tax expense associated with our expanding platform (approximately $0.4 million of increase).

Depreciation and Amortization. Depreciation and amortization increased $1.7 million, or 8.9%, to $21.2 million for the year ended December 31, 2004 compared to $19.4 million for the year ended December 31, 2003. This increase was primarily attributable to the acquisition of stations and related increases in depreciation expense associated with acquired assets.

LMA Fees. LMA fees total $3.0 million and $1.6 million for the years ended December 31, 2004 and 2003, respectively. Significant components of the current year expense include $2.0 million associated with our operation of stations under an LMA agreement in Columbia, Missouri and Jefferson City, Missouri and $0.5 million of fees related to sales services provided by the Company to one station in Nashville under the terms of a JSA. LMA fees incurred in the prior year include $0.3 million associated with our operation of stations under an LMA agreement in Appleton, Wisconsin, $0.5 million associated with our operation of stations under an LMA in Nashville and $0.2 million of fees related to sales services we provided to one station in Nashville under the terms of a JSA.

Other Expense (Income). Interest Expense, Net. Interest expense, net of interest income, decreased by $2.8 million, or 12.7%, to $19.2 million for the year ended December 31, 2004 compared to $22.0 million for the year ended December 31, 2003. The following summary details the components of our interest expense, net of interest income (dollars in thousands):

	Year Ended December 31,		Increase/
	2004	2003	(Decrease)
Bank Borrowings — term loan and revolving credit facilities	$17,349	$16,619	$ 730
10⅜% Senior Subordinated Notes due 2008	—	3,764	(3,764)
Bank borrowings yield adjustment — interest rate swap	1,753	1,988	(235)
Change in the fair value of interest rate option agreement	(403)	(553)	150
Other interest expense	1,171	767	404
Interest income	(673)	(602)	71
Interest expense, net	$19,197	$21,983	$(2,786)

In an effort to reduce our overall leverage and simplify our capital structure, at various times between December 2002 and July 2003, we repurchased or redeemed all of our outstanding 10⅜% Senior Subordinated Notes due 2008 (the "Notes"). The elimination of this debt instrument reduced our interest expense by $3.8 million for the year ended December 31, 2004. This decrease in interest expense was partially offset by increased expense of $0.7 million compared to the prior year associated with additional borrowings made under our credit facilities during 2004.

Losses on Early Extinguishment of Debt. Losses on early extinguishments of debt totaled $2.6 million for the year ended December 31, 2004 as compared with $15.2 million for the year ended December 31, 2003. Losses in the current year relate to (1) the completion of an amendment and restatement of our Credit Agreement in January 2004 and the related retirement and replacement of our then existing eight year term loan facility ($0.5 million), and (2) the completion of an amendment and restatement of our Credit Agreement in July 2004 and the related retirement and replacement of our existing term loans ($2.1 million). Losses in the prior year relate to the repurchase or redemption of $132.6 million of the Notes and the retirement of our existing $175.0 million eight-year term loan facility in connection with refinancing activities also completed in April 2003. With regard to the redemptions of the Notes, we paid $6.0 million in redemption premiums, $0.2 million in professional fees and wrote off $3.0 million of debt issuance costs. With regard to the extinguishment of our $175.0 million eight-year term loan, we paid $1.5 million in professional fees and wrote-off $1.4 million of previously capitalized debt issue costs. Losses on the early extinguishment of debt in the prior year were the result of the syndication and arrangement of a new credit facility and related retirement and write-off of debt issue costs related to the pre-existing credit facility.

Income Tax Expense. Income tax expense totaled $25.5 million for the year ended December 31, 2004. Tax expense in the current and prior year is comprised entirely of deferred tax expense and relates primarily to the establishment of valuation allowances against net operating loss carry-forwards generated during the periods.

Preferred Stock Dividends, Deemed Dividends, Accretion of Discount and Premium on Redemption of Preferred Stock. Preferred stock dividends, deemed dividends, accretion of discount and premium on redemption of preferred stock decreased $1.9 million to $0.0 million for the year ended December 31, 2004 compared to $1.9 million for the year ended December 31, 2003. Preferred stock dividends and redemption premiums during the prior year are comprised of a $0.60 million redemption premium paid in connection with the repurchase of 4,900 shares of the Series A Preferred Stock in the first quarter of 2003, a $0.6 million redemption premium paid in connection with the redemption of 9,268 shares of the Series A

Preferred Stock in July 2003, plus accrued dividends through July 7, 2003 of $0.7 million. As of July 7, 2003, we had redeemed all outstanding shares of our Series A Preferred Stock.

Station Operating Income. As a result of the factors described above, Station Operating Income increased $15.3 million, or 14.9%, to $117.7 million for the year ended December 31, 2004 compared to $102.4 million for the year ended December 31, 2003.

The following table reconciles Station Operating Income to net cash provided by operating activities as presented in the accompanying consolidated statements of cash flows (the most directly comparable financial measure calculated and presented in accordance with GAAP) (dollars in thousands):

	Year Ended December 31,	
	2004	2003
Net cash provided by operating activities	$ 75,013	$ 45,877
Cash payments for LMA fees	3,002	1,591
Cash payments for Corporate general and administrative	17,432	13,041
Cash payments of station operating expenses in excess of accrual based expense	1,893	11,213
Cash payments for interest expense	20,137	28,508
Cash interest income	(673)	(602)
Other cash payments	887	2,807
Station Operating Income	$117,691	$102,435

Intangible Assets. Intangible assets, net of amortization, were $1.4 billion and $1.3 billion as of December 31, 2004 and 2003, respectively. These intangible asset balances primarily consist of broadcast licenses and goodwill, although we possess certain other intangible assets obtained in connection with our acquisitions, such as non-compete agreements. The increase in intangible assets, net during the year ended December 31, 2004 is attributable to acquisitions during the year. Specifically identified intangible assets, including broadcasting licenses, are recorded at their estimated fair values on the date of the related acquisition. Goodwill represents the excess of purchase price over the fair value of tangible assets and specifically identified intangible assets. Although intangible assets are recorded in our financial statements at amortized cost, we believe that such assets, especially broadcast licenses, can significantly appreciate in value by successfully executing our operating strategies. During 2002, 2001, and 2000, we recognized gains from the sale of stations. We believe these gains indicate that certain internally generated intangible assets, which are not recorded for accounting purposes, can significantly increase the value of our portfolio of stations over time. Our strategic initiative to focus on our core radio business is designed to enhance the overall value of our stations and maximize the value of the related broadcast licenses.

Pro Forma — Year Ended December 31, 2004 Versus the Year Ended December 31, 2003

The pro forma results for 2004 compared to 2003 presented below assume that the 303 radio stations in 61 markets that we owned or operated for any portion of 2004 were acquired effective January 1, 2003. The pro forma analysis presented below excludes the performance of non-radio subsidiary Broadcast Software International, Inc., referred to as BSI. BSI is our sole non-radio broadcasting subsidiary and engages primarily in the sale of a software product utilized solely by the radio broadcasting industry. The entity's results were excluded primarily due to their relative immateriality and in order to provide our stockholders with standalone, comparable results of our core business: radio broadcasting. For the year ended December 31, 2004, BSI accounted for approximately 0.5% of our consolidated net revenue and approximately 0.4% of our consolidated operating income. (see also the table below for a reconciliation of GAAP results to pro forma results for these periods) (dollars in thousands).

	Year Ended December 31, 2004	Year Ended December 31, 2003
Net revenues	$322,828	$309,850
Station operating expenses excluding depreciation and amortization and LMA fees	204,704	203,280
Station Operating Income	$118,124	$106,570

Reconciliation Between Historical GAAP Results and Pro Forma Results

	Year Ended December 31, 2004			Year Ended December 31, 2003		
	Historical GAAP	Adjustments	Pro Forma Results	Historical GAAP	Adjustments	Pro Forma Results
Net revenue	$320,132	$2,696(1)	$322,828	$281,971	$27,879(3)	$309,850
Station operating expenses excluding depreciation and amortization and LMA fees	202,441	2,263(2)	204,704	179,536	23,744(4)	203,280
Station Operating Income(5)	$117,691	$ 433	$118,124	$102,435	$ 4,135	$106,570

(1) Reflects the addition of revenues from Rochester, Minnesota, Sioux Falls, South Dakota, Blacksburg, Virginia, Columbia, Missouri and Jefferson City, Missouri, all of which we commenced operation of under the terms of a local marketing agreement or acquired during 2004 ($4.5 million), offset by the elimination of revenues from Broadcast Software International ($1.8 million).

(2) Reflects the addition of expenses from Rochester, Minnesota, Sioux Falls, South Dakota, Blacksburg, Virginia and Columbia-Jefferson City, Missouri, all of which we commenced operation of under the terms of a local marketing agreement or acquired during 2004 ($3.7 million), offset by the elimination of operating expenses from Broadcast Software International ($1.4 million).

(3) Reflects the addition of revenues related to acquisitions completed in 2003 ($5.9 million), station acquisitions completed in 2004, including Rochester, Minnesota, Sioux Falls, South Dakota and Blacksburg, Virginia ($15.9 million) and stations operated under LMA agreements during 2004 including Columbia, Missouri and Jefferson City, Missouri ($7.9 million). The increase is offset by the elimination of revenues from BSI ($1.8 million).

(4) Reflects the addition of expenses related to acquisitions completed in 2003 ($6.5 million), station acquisitions completed in 2004, including Rochester, Minnesota, Sioux Falls, South Dakota and Blacksburg, Virginia ($11.9 million) and stations operated under LMA agreements during 2004 including Columbia, Missouri and Jefferson City, Missouri ($6.9 million). The increase is offset by the elimination of expenses from BSI ($1.6 million).

(5) Station Operating Income consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non cash stock compensation expense and restructuring and impairment charges (credits). See Item 1, "Certain Definitions" for further information on the basis for calculation of this measure and a description of the reasons for its presentations, and see the preceding quantitative reconciliation of Station Operating Income to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Pro forma net revenues for the year ended December 31, 2004 increased 4.2% to $322.8 million from $309.9 million in the prior year. Pro forma station operating expenses excluding depreciation, amortization and LMA fees for the year ended December 31, 2004 increased 0.7% to $204.7 million from $203.3 million in the prior year.

Year Ended December 31, 2003 Versus the Year Ended December 31, 2002

Net Revenues. Net revenues increased $29.4 million, or 11.6%, to $282.0 million, as compared with the prior year. This increase was primarily attributable to revenues associated with station acquisitions and stations newly operated under LMAs.

In addition, on a same station basis, net revenue for the 220 stations in 46 markets operated for at least a full year increased $3.6 million or 1.7% to $213.5 million for the year ended December 31, 2003, compared to net revenues of $209.9 million for the year ended December 31, 2002. The increase in same station net revenue versus the prior year was primarily attributable to a 1.7% increase in same station local revenues and a 3.2% increase in same station national revenues. Local and national revenue increases were driven by an increased revenue share captured in the same station group markets and is reflective of the maturity of these assets.

Station Operating Expenses, excluding Depreciation, Amortization and LMA Fees. Station operating expenses excluding depreciation, amortization and LMA fees increased $19.8 million, or 12.4%, to $179.5 million for the year ended December 31, 2003 from $159.8 million for the year ended December 31, 2002. This increase was primarily attributable to expenses associated with station acquisitions and stations operated under LMAs. The provision for doubtful accounts was $3.4 million for the year ended December 31, 2003 as compared with $2.6 million for the year ended December 31, 2002. As a percentage of net revenues, the provision for doubtful accounts was 1% for the year ended December 31, 2003, which was consistent with the prior year.

In addition, on a same station basis, for the 220 stations in 46 markets operated for at least a full year, station operating expenses excluding depreciation, amortization and LMA fees increased $3.1 million, or 2.3%, to $139.7 million for the year ended December 31, 2003 compared to $136.6 million for the year ended December 31, 2002. The increase in same station operating expenses excluding depreciation, amortization and LMA fees is primarily attributable to increased sales costs associated with the addition of sellers across our platform of stations in preparation for a return to growth in advertising spending. We expect both the growth and increase in costs associated with our sales force to stabilize in early 2004 as the new sellers become trained and productive.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses decreased $0.3 million, or 2.4%, to $13.4 million for the year ended December 31, 2003 compared to $13.7 million for the year ended December 31, 2002.

Depreciation and Amortization. Depreciation and amortization increased $2.6 million, or 15.3%, to $19.4 million for the year ended December 31, 2003 compared to $16.9 million for the year ended December 31, 2002. This increase was primarily attributable to the acquisition of stations and related increases in depreciation expense associated with acquired assets.

LMA Fees. LMA fees total $1.6 million and $1.4 million for the years ended December 31, 2003 and 2002, respectively. Significant components of the current year expense include $0.3 million associated with our operation of stations under an LMA agreement in Appleton, Wisconsin, $0.5 million associated with our operation of stations under an LMA in Nashville and $0.2 million of fees related to sales services we provided to one station in Nashville under the terms of a JSA. LMA fees incurred in the prior year relate primarily to stations in Ft. Walton Beach, Florida and Macon, Georgia which were operated under the terms of local marketing agreements during the fourth quarter of 2002 ($0.9 million) and we acquired in January 2003.

Other Expense (Income). Interest Expense, Net. Interest expense, net of interest income, decreased by $7.2 million, or 24.8%, to $22.0 million for the year ended December 31, 2003 compared to

$29.2 million for the year ended December 31, 2002. The following summary details the components of our interest expense, net of interest income (dollars in thousands):

	Year Ended December 31, 2003	Year Ended December 31, 2002	Increase/ (Decrease)
Bank Borrowings — term loan and revolving credit facilities	$16,619	$12,698	$ 3,921
Notes	3,764	16,479	(12,715)
Other interest expense	2,202	2,528	(326)
Interest income	(602)	(2,479)	(1,877)
Interest expense, net	$21,983	$29,226	$ (7,243)

In an effort to reduce our overall leverage and simplify our capital structure, starting in December 2002 and through July 2003, we repurchased or redeemed all of our outstanding Notes. The elimination of this debt instrument reduced our interest expense by $12.7 million. This decrease in interest expense was partially offset by increased expense of $3.9 million compared to the prior year associated with additional borrowings made under our credit facilities during 2003. Interest income decreased by $1.9 million compared to the prior year due to lower cash reserves and lower interest rates earned on short term investments.

Losses on Early Extinguishment of Debt. Losses on early extinguishments of debt totaled $15.2 million for the year ended December 31, 2003 as compared with $9.1 million for the year ended December 31, 2002. Losses in the current year relate to the repurchase or redemption of $132.6 million of the Notes and the retirement of our existing $175.0 million eight-year term loan facility in connection with refinancing activities also completed in April 2003. With regard to the redemptions of the Notes, we paid $6.0 million in redemption premiums, $0.2 million in professional fees and wrote off $3.0 million of debt issuance costs. With regard to the extinguishment of our $175.0 million eight-year term loan, we paid $1.5 million in professional fees and wrote-off $1.4 million of previously capitalized debt issue costs. Losses on the early extinguishment of debt in the prior year were the result of the syndication and arrangement of a new credit facility and related retirement and write-off of debt issue costs related to the pre-existing credit facility.

Income Tax (Expense) Benefit. Income tax expense totaled $24.7 million for the year ended December 31, 2003. Tax expense in the current year is comprised entirely of deferred tax expense and relates primarily to the establishment of valuation allowances against net operating loss carry-forwards generated during the period. Tax expense in the prior year, which totaled $76.4 million, is comprised of a $57.9 million non cash charge recognized to establish a valuation allowance against our deferred tax assets upon the adoption of SFAS No. 142 and $18.5 million of deferred tax expense recorded to establish valuation allowances against net operating loss carry-forwards generated during the year ended December 31, 2002.

Preferred Stock Dividends, Deemed Dividends, Accretion of Discount and Premium on Redemption of Preferred Stock. Preferred stock dividends, deemed dividends, accretion of discount and premium on redemption of preferred stock decreased $25.4 million to $1.9 million for the year ended December 31, 2003 compared to $27.3 million for the year ended December 31, 2002. Preferred stock dividends and redemption premiums during the current year are comprised of a $0.6 million redemption premium paid in connection with the repurchase of 4,900 shares of the Series A Preferred Stock in the first quarter of 2003, a $0.6 million redemption premium paid in connection with the redemption of 9,268 shares of the Series A Preferred Stock in July 2003, plus accrued dividends through July 7, 2003 of $0.7 million. As of July 7, 2003, we had redeemed all outstanding shares of our Series A Preferred Stock. Preferred stock dividends and redemption premiums during the prior year are comprised of $15.0 million of redemption premiums related to the redemption of 120,321 shares of our Series A Preferred Stock during 2002 and $12.3 million of accrued dividends during 2002.

Station Operating Income. As a result of the factors described above, Station Operating Income increased $9.6 million, or 10.3%, to $102.4 million for the year ended December 31, 2003 compared to $92.8 million for the year ended December 31, 2002.

The following table reconciles Station Operating Income to net cash provided by operating activities from the accompanying consolidated statements of cash flows (the most directly comparable financial measure calculated and presented in accordance with GAAP) (dollars in thousands):

	Year Ended December 31,	
	2003	2002
Net cash provided by operating activities	$ 45,877	$42,463
Cash payments for LMA fees	1,591	1,368
Cash payments for Corporate general and administrative	13,041	12,382
Cash payments of station operating expenses in excess of accrual based expense	11,213	15,242
Cash payments for interest expense	28,508	23,180
Cash interest income	(602)	(2,479)
Other cash payments	2,807	675
Station Operating Income	$102,435	$92,831

Intangible Assets. Intangible assets, net of amortization, were $1.3 billion and $1.1 billion as of December 31, 2003 and 2002, respectively. These intangible asset balances primarily consist of broadcast licenses and goodwill, although we possess certain other intangible assets obtained in connection with our acquisitions, such as non-compete agreements. The increase in intangible assets, net during the year ended December 31, 2003 is attributable to acquisitions during the year. Specifically identified intangible assets, including broadcasting licenses, are recorded at their estimated fair values on the date of the related acquisition. Goodwill represents the excess of purchase price over the fair value of tangible assets and specifically identified intangible assets. Although intangible assets are recorded in our financial statements at amortized cost, we believe that such assets, especially broadcast licenses, can significantly appreciate in value by successfully executing our operating strategies. During 2002, 2001, and 2000, we recognized gains from the sale of stations. We believe these gains indicate that certain internally generated intangible assets, which are not recorded for accounting purposes, can significantly increase the value of our portfolio of stations over time. Our strategic initiative to focus on our core radio business is designed to enhance the overall value of our stations and maximize the value of the related broadcast licenses.

Pro Forma — Year Ended December 31, 2003 Versus the Year Ended December 31, 2002

The pro forma results for 2003 compared to 2002 presented below assume that the 268 radio stations in 55 markets that we owned or operated for any portion of 2003 were acquired effective January 1, 2002. The pro forma analysis presented below excludes the performance of non-radio subsidiary Broadcast Software International, Inc., referred to as BSI, and the operations of two stations serving Kansas City, Missouri acquired on December 18, 2003. BSI is our sole, non-radio broadcasting subsidiary and engages primarily in the sale of a software product utilized solely by the radio broadcasting industry. The entity's results were excluded primarily due to their relative immateriality and in order to provide our stockholders with standalone, comparable results of our core business: radio broadcasting. BSI engages in the sale of a software product utilized solely by the radio broadcast industry and accounted for approximately 0.6% of our consolidated net revenue and approximately 0.3% of our operating income from the year ended December 31, 2003. We also excluded the results of the two stations in Kansas City that we acquired on December 18, 2003 due to the short period which we operated the properties (13 days) and the insignificance of the results to the presentation. The 13-day period results of the stations accounted for less than 0.1% of consolidated net revenue and consolidated operating income for the year ended December 31,

2003. (see also the table below for a reconciliation of GAAP results to pro forma results for these periods) (dollars in thousands).

	Year Ended December 31,	
	2003	2002
Net revenues	$284,515	$283,995
Station operating expenses excluding depreciation and amortization and LMA fees	181,262	181,235
Station Operating Income	$103,253	$102,760

Reconciliation Between Historical GAAP Results and Pro Forma Results

	Year Ended December 31, 2003			Year Ended December 31, 2002		
	Historical GAAP	Adjustments	Pro Forma Results	Historical GAAP	Adjustments	Pro Forma Results
Net Revenue	$281,971	$2,544(1)	$284,515	$252,597	$31,398(3)	$283,995
Station operating expenses excluding depreciation and amortization and LMA fees	179,536	1,726(2)	181,262	159,766	21,469(4)	181,235
Station Operating Income(5)	$102,435	$ 818	$103,253	$ 92,831	$ 9,929	$102,760

(1) Reflects the addition of revenues related to acquisitions completed in the third quarter of 2003 ($4.5 million), offset by the elimination of revenues from BSI ($1.8 million) and from two stations serving Kansas City, MO acquired on December 18, 2003 ($0.1 million).

(2) Reflects the addition of expenses related to acquisitions completed in the third quarter of 2003 ($3.4 million), offset by the elimination of expenses from BSI ($1.6 million) and from two stations serving Kansas City, MO acquired on December 18, 2003 ($0.1 million).

(3) Reflects the addition of revenues related to acquisitions completed in the first quarter of 2002 ($9.5 million), station acquisitions operated under LMAs during the fourth quarter of 2002 and subsequently acquired in the first quarter of 2003 (Ft. Walton Beach and Macon) ($9.7 million) and station acquisitions operated under LMA agreements during the second quarter of 2003 and subsequently acquired in third quarter 2003 ($14.2 million). This increase is offset by the elimination of revenues from divested markets or businesses ($0.2 million) and BSI ($1.8 million).

(4) Reflects the addition of expenses related to acquisitions completed in the first quarter of 2002 ($5.7 million), station acquisitions operated under LMAs during the fourth quarter of 2002 and subsequently acquired in the first quarter of 2003 (Ft. Walton Beach and Macon) ($6.5 million) and station acquisitions operated under LMA agreements during the second quarter of 2003 and subsequently acquired in third quarter 2003 ($11.1 million). Increase is offset by the elimination of operating expenses from divested markets or businesses ($0.2 million) and BSI ($1.6 million).

(5) Station Operating Income consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non cash stock compensation expense and restructuring and impairment charges (credits). See Item 1, "Certain Definitions" for further information on the basis for calculation of this measure and a description of the reasons for its presentation, and see the preceding quantitative reconciliation of Station Operating Income to operating income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Pro forma net revenues for the year ended December 31, 2003 increased 0.2% to $284.5 million from $284.0 million in the prior year. Pro forma station operating expenses excluding depreciation, amortization and LMA fees for the year ended December 31, 2003 were flat versus the prior year.

Seasonality

We expect that our operations and revenues will be seasonal in nature, with generally lower revenue generated in the first quarter of the year and generally higher revenue generated in the second and fourth quarters of the year. The seasonality of our business reflects the adult orientation of our formats and relationship between advertising purchases on these formats with the retail cycle. This seasonality causes and will likely continue to cause a variation in our quarterly operating results. Such variations could have an effect on the timing of our cash flows.

Liquidity and Capital Resources

Our principal need for funds has been to fund the acquisition of radio stations, expenses associated with our station and corporate operations, capital expenditures, repurchases of our outstanding Notes and Series A Preferred Stock, repurchases of our Class A Common Stock, and interest and debt service payments. The following table summarizes our historical funding needs for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Acquisitions	$11,001	$133,558	$132,345
Capital expenditures	12,123	9,629	11,922
Notes repurchases	—	141,710	29,605
Preferred stock repurchases	—	15,417	135,319
Repurchases of common stock	14,640	—	—
Repayments of bank borrowings	91,741	248,656	159,813
Interest payments	20,137	28,508	23,180

In the short term, our principal future need for funds will include the funding of station operating expenses, corporate general and administrative expenses, LMA fees and interest and debt service payments. In addition, in the long term, our funding needs will include our pending acquisitions ($81.6 million as of December 31, 2004) and capital expenditures associated with maintaining our station and corporate operations. We expect maintenance capital expenditures to be approximately $4.0 million for 2005.

In December 2004, we purchased 240 perpetual licenses from iBiquity Digital Corporation ("iBiquity"), which will enable us to convert to and utilize iBiquity's digital broadcasting technology on 240 of our stations. Under the terms of the agreement with iBiquity, we will convert certain of our stations over a seven-year period beginning in 2005. We anticipate that the average cost to convert each station will be between $75,000 and $100,000.

Our principal sources of funds for these requirements have been cash flow from operations and cash flow from financing activities, such as the proceeds from offerings of our securities and borrowings under credit facilities. Our principal need for funds in the future is expected to include the need to fund future acquisitions, interest and debt service payments, working capital requirements and capital expenditures. We believe that our presently projected cash flow from operations and present financing arrangements, including availability under our existing credit facilities, or borrowings that would be available from future financing arrangements, will be sufficient to meet our future capital needs, including the funding of pending acquisitions, operations and debt service. However, our cash flow from operations is subject to such factors as shifts in population, station listenership, demographics or audience tastes, and borrowings under financing arrangements are subject to financial covenants that can restrict our financial flexibility. Further, our ability to obtain additional equity or debt financing is also subject to market conditions and operating performance. As such, there can be no assurance that we will be able to obtain such financing at terms, and on the timetable, that may be necessary to meet our future capital needs. See "— Risk Factors."

Cash Flows from Operating Activities.

	2004	2003	2002
Net cash provided by operating activities	$75,013	$45,877	$42,463

Net cash provided by operating activities increased by approximately 63.5% for the year ended December 31, 2004. This increase was primarily attributable to a 15.5% increase in operating income and a 12.0% decrease in interest expense, both as compared with the year ended December 31, 2003.

The year over year comparison of cash provided by operating activities was also affected by the timing of interest payments related to the Notes. We historically made our semi-annual interest payments on the Notes on June 30 and December 31 and, as a result, our interest expense on the Notes has typically matched the associated cash flows. However, during fiscal 2002 we made only one semi-annual interest payment on the Notes during the period, which inflated net cash provided by operating activities for the year as compared with prior years. The payment, which was for the interest accrued for the six month period ended June 30, 2002, totaled $8.3 million. Interest which accrued for the second half of 2002, which totaled $6.5 million, was paid on January 2, 2003.

Cash Flows from Investing Activities.

	2004	2003	2002
Net cash used in investing activities	$28,757	$146,669	$138,734

For the year ended December 31, 2004, net cash used in investing activities decreased $117.9 million, to $28.8 million, from $146.7 million for the year ended December 31, 2003. For fiscal 2004, we funded approximately $71.3 million of our $93.7 million of acquisitions with shares of our Class A Common Stock, which contributed to an overall decrease in cash outlays related to investing activities in 2004. The decrease in cash outlays related to acquisitions was partially offset by a $2.5 million increase in capital expenditures in 2004 and $3.8 million of escrow deposits made toward pending acquisitions.

Cash Flows from Financing Activities.

	2004	2003	2002
Net cash (used in) provided by financing activities	$(21,016)	$47,132	$151,343

Net cash used in financing activities in the current year was primarily the result of (1) the repayment of a $10.0 million note originally issued in connection with the acquisition of stations in Kansas City, Missouri in 2003 and (2) $14.6 million paid to repurchase 1,004,429 shares of our Class A Common Stock. Net cash provided by financing activities in 2003 was primarily the result of net borrowings under our credit facilities ($189.8 million), offset by cash paid to repurchase 14,168 shares of our Series A Preferred Stock ($15.4 million) and cash paid to repurchase $132.6 million in aggregate principal of the Notes ($141.7 million). Net cash provided by financing activities in 2002 was primarily the result of (1) net borrowings under our credit facilities ($127.7 million) and (2) the proceeds of our offering of shares of our Class A Common Stock on May 22, 2002 ($213.8 million). Cash provided by financing activities in 2002 was partially offset by (a) cash paid to repurchase 120,321 shares of our Series A Preferred Stock ($135.3 million), (b) cash paid to repurchase $27.4 million in aggregate principal of the Notes ($29.6 million) and (c) cash dividends paid on shares of our Series A Preferred Stock ($11.8 million).

Historical Acquisitions. We completed the acquisition of 25 radio stations and a tract of land for a tower site during the year ended December 31, 2004. Of the $93.7 million required to fund these acquisitions, $11.0 million was paid in cash, $71.3 million was paid in the form of shares of our Class A Common Stock, $5.2 million was deferred beyond the closing of the transactions, $1.4 million represented capitalizable acquisition costs and $4.8 million had been previously funded as escrow deposits on the pending acquisitions. Of the $5.2 million of deferred purchase price, we began to pay $5.0 million of the amount in 60 monthly cash installments commencing in April 2004, consistent with the terms of the particular purchase agreement. We will pay the remaining $0.2 million of deferred purchase price upon resolution of certain post-closing issues.

Pending Acquisitions. As of December 31, 2004, we were a party to various agreements to acquire 13 stations across 7 markets. The aggregate purchase price of those pending acquisitions is expected to be approximately $81.6 million, of which we may, at our option, pay up to $70.3 million of the purchase price in shares of our Class A Common Stock. We intend to fund the cash portion of the pending acquisitions with cash on hand, cash flow from operations, the drawings under our Credit Facility or future credit facilities, or sources that may be available in the future. As of December 31, 2004, $4.8 million of escrow deposits was outstanding related to pending transactions. In the event that we are unable to obtain financing necessary to consummate those remaining pending acquisitions, we could be liable for approximately $4.8 million in purchase price.

Subsequent to December 31, 2004 and through March 4, 2005, we completed the acquisition of ten radio stations across four markets for $46.8 million in cash.

Periodically, the FCC makes FM frequencies available for acquisition through an auction process. On November 3, 2004, the FCC held an auction for approximately 290 frequencies, located mostly in remote areas of the country, in which we actively participated. As of the close of the auction, we were the winning bidder for seven frequencies and are obligated to pay the FCC $8.6 million. As of December 31, 2004, we had funded $2.2 million toward our obligation to the FCC in the form of an escrow deposit, to be applied by the FCC to the bid price upon grant of the final authorization for the frequencies. These seven authorizations will enable us to add a station to seven of our existing markets once constructed.

We expect to consummate our remaining pending acquisitions during 2005, although there can be no assurance that the transactions will be consummated within that time frame, or at all. In addition, from time to time we complete acquisitions following the initial grant of an assignment application by the FCC staff, but before such grant becomes a final order, and a petition to review such a grant may be filed in the interim. There can be no assurance that such grants may not ultimately be reversed by the FCC or an appellate court as a result of such petitions, which could result in a requirement that we divest the assets we have acquired. Our ability to make future acquisitions in addition to the pending acquisitions is dependent on our ability to obtain additional equity and/or debt financing. There can be no assurance that we will be able to obtain such financing.

Sources of Liquidity. We have historically financed our acquisitions primarily through the proceeds from debt and equity financings, the proceeds from asset divestitures and using cash generated from operations. We financed the cash components of our 2004 acquisitions primarily with cash generated from operations.

On January 29, 2004 we completed an amendment and restatement of our existing Credit Agreement governing our then-existing $550 million Credit Facility, which reduced the margin applicable to both Alternative Base Rate and Adjusted LIBO Rate borrowings under our $325.0 million eight-year term loan facility. The January 29, 2004 amendment and restatement did not change any other material terms or restrictive covenants under the credit agreement. In connection with the amendment and restatement, we incurred $0.5 million of professional fees, which have been included in losses on early extinguishment of debt on the consolidated statements of operations.

On July 15, 2004 we completed another amendment and restatement of our existing Credit Agreement. Under the terms of this amendment and restatement, $100.0 million of principal outstanding under the eight-year term loan facility was retired and simultaneously redrawn under the seven-year term loan facility. In the aggregate there were no changes in amounts outstanding under the Credit Facility as a result of the amendment and restatement. The amendment and restatement also reduced by 0.5% the margin applicable to both Alternate Base Rate and Adjusted LIBO Rate borrowings under both the seven-year and eight-year term loan facilities. In addition, certain financial restrictive covenants were amended as a part of the amendment and restatement, which generally give us greater flexibility during fiscal years

2004 and 2005. The terms of the seven-year revolving commitment were not amended. In connection with the amendment and restatement of the Credit Agreement, we recorded a loss on early extinguishments of debt of $2.1 million, which was comprised of a $1.5 million write-off of previously capitalized debt issuance costs and $0.6 million of legal and professional fees.

On November 18, 2004, we again completed an amendment and restatement of our existing Credit Agreement, which, among other things, provided for (a) an increase in the existing revolving credit facility of $75.0 million to an aggregate principal amount of $181.9 million and (b) a new eight year term loan facility in the aggregate principal amount of $75.0 million. The amendment and restatement also provided for an increase in the amount of cash proceeds that may be used to purchase shares of our Class A Common Stock from $15.0 million to $100.0 million and new parameters for our required Total Leverage Ratio and Senior Leverage Ratio (each as defined by the Credit Agreement).

The Credit Facility consists of a seven-year revolving commitment of $181.9 million, a seven-year term loan facility of $202.7 million, an eight-year term loan facility of $220.9 million and an eight year term loan facility of $75.0 million. The amount available under the seven-year revolving commitment will be automatically reduced by 17.5% of the initial aggregate principal amount ($181.9 million) in fiscal year 2006, 33.0% in fiscal year 2007, 37.0% in fiscal 2008 and 12.5% in fiscal year 2009. During 2004, we made scheduled principal payments of $20.8 million on the seven-year term loan facility and $2.9 million on the eight-year term loan facilities. In connection with various acquisitions completed in 2004, we drew down a total of $21.5 million under our seven-year revolving loan commitment and subsequently repaid $20.5 of those borrowings during the year. Outstanding revolving loan borrowings of $47.5 million as of November 18, 2004 were repaid with the proceeds of the $75.0 million eight year term loan borrowing funded on that date. As of December 31, 2004, $187.5 million was outstanding under the seven-year term loan facility and $294.6 million was outstanding under the eight-year term loan facilities.

Our obligations under the Credit Facility are secured by a pledge of substantially all of our assets in which a security interest may lawfully be granted (including FCC licenses held by our subsidiaries), including, without limitation, intellectual property, real property, and all of the capital stock of our direct and indirect domestic subsidiaries (except the capital stock of BSI) and 65% of the capital stock of any first-tier foreign subsidiary. The obligations under the Credit Facility are also guaranteed by each of the direct and indirect domestic subsidiaries, except BSI, and are required to be guaranteed by any additional subsidiaries we acquire.

Both the revolving commitment and the term loan borrowings under the Credit Facility bear interest, at our option, at a rate equal to the Alternate Base Rate (as defined under the terms of our Credit Agreement, 5.25% as of December 31, 2004) plus a margin ranging between 0.25% to 0.75%, or the Adjusted LIBO Rate (as defined under the terms of the Credit Agreement, 2.44% as of December 31, 2004) plus a margin ranging between 1.25% to 1.75% (in each case dependent upon our leverage ratio). At December 31, 2004 our effective interest rate, excluding the interest rate swap agreement discussed below, on loan amounts outstanding under the Credit Facility was 4.15%.

In March 2003, we entered into an interest rate swap agreement that effectively fixed the interest rate, based on LIBOR, on $300.0 million of our current floating rate bank borrowings for a three-year period. As a result and including the fixed component of the swap, at December 31, 2004, our effective interest rate on loan amounts outstanding under the Credit Facility is 3.88%.

A commitment fee calculated at a rate ranging from 0.50% to 0.75% per annum (depending upon our utilization rate) of the average daily amount available under the revolving lines of credit is payable quarterly in arrears, and fees in respect of letters of credit issued under the Credit Agreement equal to the interest rate margin then applicable to Eurodollar Rate loans under the seven-year revolving credit facility are payable quarterly in arrears. In addition, a fronting fee of 0.25% is payable quarterly to the issuing bank.

The seven-year term loan borrowings are repayable in quarterly installments. The remaining scheduled annual amortization is $38.0 million for fiscal 2005, $40.5 million for each of fiscal 2006, 2007 and 2008 and $27.9 million for fiscal 2009. The eight-year term loans are also repayable in quarterly installments. The scheduled annual amortization is $3.0 million in each of fiscal years 2005, 2006, 2007, 2008, $209.4 million in fiscal 2009 and $73.4 million in fiscal 2010. The amount available under the seven-year revolving commitment will be automatically reduced in quarterly installments as described above and in the Credit Agreement. Certain mandatory prepayments of the term loan facilities and reductions in the availability of the revolving commitment are required to be made including: (i) 100% of the net proceeds from the incurrence of certain indebtedness; and (ii) 100% of the net proceeds from certain asset sales.

Under the terms of the Credit Agreement, we are subject to certain restrictive financial and operating covenants, including, but not limited to maximum leverage covenants, minimum interest and fixed charge coverage covenants, limitations on asset dispositions and the payment of dividends. The failure to comply with the covenants would result in an event of default, which in turn would permit acceleration of debt under the Credit Agreement. At December 31, 2004, we were in compliance with such financial and operating covenants.

The terms of the Credit Agreement contain events of default after expiration of applicable grace periods, including failure to make payments on the Credit Facility, breach of covenants, breach of representations and warranties, invalidity of the Credit Agreement and related documents, cross default under other agreements or conditions relating to indebtedness of the Company or our restricted subsidiaries, certain events of liquidation, moratorium, insolvency, bankruptcy or similar events, enforcement of security, certain litigation or other proceedings, and certain events relating to changes in control. Upon the occurrence of an event of default under the terms of the Credit Agreement, the majority of the lenders are able to declare all amounts under our Credit Facility to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral. The majority of the banks extending credit under each term loan facility and the majority of the banks under each revolving credit facility may terminate such term loan facility and such revolving credit facility, respectively, upon an event of default.

We issued $160.0 million in aggregate principal amount of our Notes in 1998. During the fourth quarter of 2002 and the first quarter of 2003, we completed the repurchase of $57.5 million in aggregate principal of the Notes. Related to the $30.1 million in aggregate principal of the Notes purchased during the first quarter of 2003, we paid a premium of $2.4 million. In April 2003, we completed a tender offer and consent solicitation relating to our outstanding Notes. In the tender offer, we repurchased and canceled $88.8 million in principal amount of the Notes, leaving $13.7 million of the Notes outstanding. We paid $6.0 million in redemption premiums related to the Notes tendered. Pursuant to the consent solicitation, substantially all of the restrictive covenants in the indenture governing the Notes were eliminated. As permitted by the terms of indenture governing the Notes, we called for and completed the redemption of all of the outstanding Notes on July 3, 2003. The Notes were redeemed at a redemption price of 105.188% of the principal amount ($0.7 million in redemption premium), plus accrued interest through July 2, 2003.

We issued $125.0 million of our Series A Preferred Stock in connection with our initial public offering on July 1, 1998. The holders of the Series A Preferred Stock were entitled to receive cumulative dividends at an annual rate equal to 13¾% of the liquidation preference per share of Series A Preferred Stock, payable quarterly, in arrears. On or before July 1, 2003, we could have, at our option, paid dividends in cash or in additional fully paid and non-assessable shares of Series A Preferred Stock. From July 1, 1998 until March 31, 2002, we issued an additional $41.9 million of shares of Series A Preferred Stock as dividends on the Series A Preferred Stock. Prior to the redemption of all of the outstanding shares of the Series A Preferred Stock on July 7, 2003, as discussed below, all of the dividends on the Series A Preferred Stock were paid in shares, except for (1) $3.5 million of cash dividends paid in fiscal 2000 (2) $11.8 million of cash dividends paid in fiscal 2002 and (3) $1.1 million of cash dividends paid in fiscal 2003.

During the third and fourth quarter of 2002 and the first quarter of 2003, we negotiated and completed the repurchase of 125,221 shares of our Series A Preferred Stock for $140.8 million in cash. A redemption premium of $0.6 million associated with the repurchases of 4,900 shares during the three months ended March 31, 2003 has been included as a component of preferred stock dividends and redemption premiums in the accompanying Consolidated Statements of Operations. On July 7, 2003 we completed the redemption of all outstanding shares of our Series A Preferred Stock. The 9,268 shares outstanding were redeemed at a redemption price of 106.875% ($0.6 million in redemption premiums) plus accrued dividends through July 6, 2003, all in accordance with the terms and conditions of the stock designations governing the Series A Preferred Stock.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, our management, in consultation with the Audit Committee of our Board, evaluates these estimates, including those related to bad debts, intangible assets, income taxes, restructuring and contingencies and litigation. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We recognize revenue from the sale of commercial broadcast time to advertisers when the commercials are broadcast, subject to meeting certain conditions such as persuasive evidence that an arrangement exists and collection is reasonably assured. These criteria are generally met at the time an advertisement is broadcast.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance based on historical write-off experience and trends. We review our allowance for doubtful accounts monthly. Past due balances over 120 days are reviewed individually for collectibility. All other balances are reviewed and evaluated on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Although our management believes that the allowance for doubtful accounts is our best estimate of the amount of probable credit losses, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We have significant intangible assets recorded in our accounts. These intangible assets are comprised primarily of broadcast licenses and goodwill assets acquired through the acquisition of radio stations. Effective January 1, 2002, we adopted SFAS No. 142, *Goodwill and other Intangible Assets,* which requires that goodwill and certain intangible assets will not be amortized. Instead, these assets will be reviewed at least annually for impairment and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. In assessing the recoverability of our indefinite lived intangible assets, we must conduct annual impairment testing required by SFAS No. 142, which could result in the requirement that we write down the carrying value of our broadcasting licenses and goodwill in future periods. For 2004 and 2003, we completed the intangible assets with indefinite lives impairment test for broadcast licenses and determined that their fair value exceeded their carrying amount and, as such, did not record an impairment charge. As a result of our transitional intangible assets with indefinite lives test completed in connection with the adoption of the statement in 2002, we recorded to the statement of operations, a $57.9 million impairment charge, net of deferred tax benefit of $41.7 million, under the cumulative effect of a change in accounting principle. For 2004 and 2003, we also completed the impairment test of goodwill and determined that the carrying amount for each of our reporting units did not exceed the fair value and, as such, did not record a goodwill impairment charge. No goodwill impairment charge was recorded for 2002 in connection with adopting the statement. As of December 31, 2004, we had recorded $1.4 billion in intangible assets and goodwill, which represented approximately 87% of our total assets.

The fair value of our broadcast licenses and reporting units, for purposes of our annual impairment tests, was derived primarily by using a discounted cash flows approach. The fair values derived include assumptions that contain a variety of variables. These variables are based on industry data, historical experience and estimates of future performance and include, but are not limited to, revenue and expense growth rates for each radio market, revenue and expense growth rates for our stations in each market, overall discount rates based on our weighted average cost of capital and acquisition multiples. The assumptions used in estimating the fair value of goodwill are based on currently available data and our management's best estimates and, accordingly, a change in market conditions or other factors could have a significant effect on the estimated value. A significant decrease in the fair value of broadcast licenses or goodwill in a market could result in future impairment charges.

In connection with the elimination of amortization of broadcast licenses upon the adoption of SFAS No. 142, the reversal of our deferred tax liabilities relating to those intangible assets is no longer assured within our net operating loss carry-forward period. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets and recorded a $57.9 million non cash charge to income tax expense for the three months ended March 31, 2002. We have also recorded additional deferred tax expense of $25.5 million, $23.1 million and $18.5 million to establish a valuation allowance against net operating loss carry-forwards generated during the year ended December 31, 2004, 2003 and 2002, respectively, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes, but is no longer amortized in the financial statements. Should we determine that we would be able to realize all or part of our net deferred tax assets in the future, reduction of the valuation allowance would be recorded in income in the period such determination was made.

Summary Disclosures About Contractual Obligations and Commercial Commitments

The following tables reflect a summary of our contractual cash obligations and other commercial commitments as of December 31, 2004 (dollars in thousands):

	Payments Due By Period				
Contractual Cash Obligations:	**Total**	**Less Than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Long-term debt(1)(2)	$482,102	$ 40,957	$ 86,982	$280,731	$73,432
Acquisition obligations(3)	78,950	78,950	—	—	—
FCC auctions(4)	6,390	6,390	—	—	—
Operating leases	39,177	7,361	11,601	7,338	12,877
Digital radio capital obligations(5)	24,000	1,000	5,000	6,500	11,500
Other operating contracts(6)	37,325	8,631	18,503	10,191	—
Total Contractual Cash Obligations	$667,944	$143,289	$122,086	$304,760	$97,809

(1) Maturities of our outstanding debt are reflective of the amended annual amortization schedule which became effective, together with other amendments to our Credit Agreement, as of November 18, 2004. Under our Credit Agreement, the maturity of our outstanding debt could be accelerated if we do not maintain certain restrictive financial and operating covenants.

(2) Based on long-term debt amounts outstanding at December 31, 2004, scheduled annual principal amortization and the current effective interest rate on such long-term debt amounts outstanding, we would be obligated to pay approximately $76.2 million of interest on borrowings through March 2010 ($19.1 million due in less than 1 year, $32.9 million due in years 2 and 3, $23.4 million due in years 4 and 5 and $0.7 million due after 5 years).

(3) Amount is reflective of the unfunded obligation under agreements to purchase radio stations. Amounts include $70.3 million of purchase price which, at our option, may be funded in cash or shares of our Class A Common Stock.

(4) Amount is reflective of the unfunded obligation relative to seven FM frequencies we won in an auction sponsored the FCC.

(5) Amount represents the estimated capital requirements to convert 240 of our stations to a digital broadcasting format.

(6) Consists of contractual obligations for goods or services that are enforceable and legally binding obligations which include all significant terms. In addition, amounts include $4.3 million of station acquisition purchase price which was deferred beyond the closing of the transaction and which is being paid monthly over a 5 year period.

Amount of Commitment Expiration Per Period

Other Commercial Commitments:	Total Amounts Committed	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Letter of Credit(1)	$3,368	$3,368	$—	$—	$—

(1) In connection with certain acquisitions, we are obligated to provide an escrow deposit in the form of a letter of credit during the period prior to closing.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2004.

Accounting Pronouncements

In September 2004, the SEC staff announced guidance on the use of the residual method to value acquired intangible assets other than goodwill in a business combination (EITF Topic D-108). The SEC concluded that the residual method does not comply with the requirements of SFAS No. 141, *Business Combinations*. Instead, a direct value method should be used to determine the fair value of all intangible assets required under SFAS No. 141. Similarly, impairment testing of intangible assets should not rely on a residual method and instead, should comply with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. The adoption of the guidance did not have a material effect on our position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment,* which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. We will be required to implement SFAS 123R for the interim reporting period beginning July 1, 2005. We have not yet completed our analysis of the impact of adopting SFAS 123R and are therefore currently unable to quantify the future effect on our financial statements. However, the adoption of this new statement will have a significant impact on our results of operations, as we will be required to expense the fair value of all share-based payments.

Intangibles

As of December 31, 2004, approximately 87% of our total assets consisted of intangible assets, such as radio broadcast licenses and goodwill, the value of which depends significantly upon the operational results of our business. We could not operate the radio stations without the related FCC license for each station. FCC licenses are renewed every eight years; consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements.

Historically, all of our licenses have been renewed at the end of their respective eight-year periods, and we expect that all licenses will continue to be renewed in the future.

Risk Factors

Many statements contained in Item 7 and elsewhere in this report are forward-looking in nature. These statements are based on current plans, intentions or expectations and actual results could differ materially as we cannot guarantee that we will achieve these plans, intentions or expectations. See "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to Our Business

We operate in a very competitive business environment.

Radio broadcasting is a highly competitive business. Our stations compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other media, such as newspapers, magazines, cable and broadcast television, outdoor advertising, the Internet and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator in the same market.

Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, any one of our stations could suffer a reduction in ratings or revenue and could require increased promotion and other expenses, and, consequently, could have a lower Station Operating Income, if:

- another radio station in the market were to convert its programming format to a format similar to our station or launch aggressive promotional campaigns;
- a new station were to adopt a competitive format; or
- an existing competitor were to strengthen its operations.

The Telecom Act allows for the consolidation of ownership of radio broadcasting stations in the markets in which we operate or may operate in the future. Some competing consolidated owners may be larger and have substantially more financial and other resources than we do. In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices we pay for these properties.

We must respond to the rapid changes in technology, services and standards that characterize our industry in order to remain competitive.

The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of competition from new media technologies and services. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Various new media technologies and services are being developed or introduced, including:

- satellite-delivered digital audio radio service, which has resulted in the introduction of new subscriber-based satellite radio services with numerous niche formats;
- audio programming by cable systems, direct-broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;
- in-band on-channel digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and
- low-power FM radio, which could result in additional FM radio broadcast outlets.

We cannot predict the effect, if any, that competition arising from new technologies or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations.

We face many unpredictable business risks that could have a material adverse effect on our future operations.

Our operations are subject to many business risks, including certain risks that specifically influence the radio broadcasting industry, that could have a material adverse effect on our business. These include:

- changing economic conditions, both generally and relative to the radio broadcasting industry in particular;
- shifts in population, listenership, demographics or audience tastes;
- the level of competition from existing or future technologies for advertising revenues, including, but not limited to, other radio stations, satellite radio, television stations, newspapers, the Internet, and other entertainment and communications media; and
- changes in governmental regulations and policies and actions of federal regulatory bodies, including the U.S. Department of Justice, the Federal Trade Commission and the FCC.

Given the inherent unpredictability of these variables, we cannot with any degree of certainty predict what effect, if any, these risks will have on our future operations.

There are risks associated with our acquisition strategy.

We intend to continue to grow through internal expansion and by acquiring radio station clusters and individual radio stations primarily in mid-size markets. We cannot predict whether we will be successful in pursuing these acquisitions or what the consequences of these acquisitions will be. Consummation of our pending acquisitions and any acquisitions in the future are subject to various conditions, such as compliance with FCC and antitrust regulatory requirements. The FCC requirements include:

- approval of license assignments and transfers;
- limits on the number of stations a broadcaster may own in a given local market; and
- other rules or policies, such as the ownership attribution rules, that could limit our ability to acquire stations in certain markets where one or more of our stockholders has other media interests.

The antitrust regulatory requirements include:

- filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, where applicable;
- expiration or termination of the waiting period under the HSR Act; and
- possible review by the U.S. Department of Justice or the Federal Trade Commission of antitrust issues under the HSR Act or otherwise.

We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC's rules and the Communications Act of 1934, referred to as the Communications Act.

Our acquisition strategy involves numerous other risks, including risks associated with:

- identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;
- integrating operations and systems and managing a large and geographically diverse group of stations;

- diverting our management's attention from other business concerns;
- potentially losing key employees at acquired stations; and
- the diminishing number of properties available for sale in mid-size markets.

We cannot be certain that we will be able to successfully integrate our acquisitions or manage the resulting business effectively, or that any acquisition will achieve the benefits that we anticipate. In addition, we are not certain that we will be able to acquire properties at valuations as favorable as those of previous acquisitions. Depending upon the nature, size and timing of potential future acquisitions, we may be required to raise additional financing in order to consummate additional acquisitions. We cannot assure you that our debt agreements will permit the necessary additional financing or that additional financing will be available to us or, if available, that financing would be on terms acceptable to our management.

Because a significant portion of our total assets is represented by intangible assets and goodwill that is subject to mandatory, annual impairment evaluations, we have written off, and could in the future be required to write off, a significant portion of these assets, which may adversely affect our financial condition and results of operations.

We have acquired businesses that have been accounted for using the purchase method of accounting. A portion of the purchase prices for these businesses was allocated to identifiable tangible and intangible assets, principally FCC broadcast licenses, based on estimated fair values at the dates of the acquisitions. Any excess purchase price was allocated to goodwill. Prior to January 1, 2002, the cost of FCC broadcast licenses and goodwill was amortized using the straight-line method over an estimated useful life of 25 years. Effective January 1, 2002, upon the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* FCC broadcast licenses and goodwill are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise.

As required by the transition provisions of SFAS No. 142, we compared the estimated fair values of our FCC broadcast licenses to the book values by market and, as a result of the comparison, took a charge in the first quarter of 2002 of $41.7 million, net of taxes. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required us to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. Based on the results of our first step test, we were not required to perform the second step test on any of our reporting units.

We completed our annual impairment evaluations of existing broadcast licenses during the fourth quarter of 2003 and 2004. The fair values of all broadcast licenses exceeded their carrying values and, as a result, no impairment existed in 2003 or 2004. We also completed our annual impairment evaluations of goodwill during the fourth quarter of 2003 and 2004. The fair values of all reporting units exceeded their carrying values and, as a result, no impairment existed in 2003 or 2004. However, there can be no assurance that there will not be adjustments for impairment of either broadcast licenses or goodwill in future periods.

In connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon the adoption of SFAS No. 142, the reversal of our deferred tax liabilities relating to those intangible assets is no longer assured within our net operating loss carry-forward period. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets and we recorded a $57.9 million non-cash charge to income tax expense during the first quarter of 2002. In addition to this charge, we established a valuation allowance of $7.3 million against deferred tax assets created when certain broadcast licenses were written down as a result of the transitional impairment test for broadcast licenses upon the adoption of SFAS No. 142. We have also recorded additional deferred tax expense of $25.5 million, $23.1 million and $8.4 million to establish a valuation allowance against net operating loss carry-forwards generated during the years ended December 31, 2004, 2003 and 2002, respectively, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes, but is no longer amortized in the financial statements. Our management has determined that it is more likely than not that we will realize the benefit of our deferred tax assets, net of the existing valuation allowances, at December 31, 2004.

Our ability to generate revenue could be affected by economic recession.

We derive substantially all of our revenue from the sale of advertising time on our radio stations. Generally, advertising tends to decline during economic recessions or downturns. Furthermore, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets is directly affected by local or regional economic conditions.

A continued recession, or a downturn in the U.S. economy, or in the economy of any individual geographic market in which we own or operate stations, could have a significant effect on our financial condition or results of operations.

We are dependent on key personnel.

Our business is managed by a small number of key management and operating personnel, and our loss of one or more of these individuals could have a material adverse effect on our business. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base. We have entered into employment agreements with some of our key management personnel that include provisions restricting their ability to compete with us under specified circumstances.

We also employ several on-air personalities with large loyal audiences in their individual markets. The loss of one or more of these personalities could result in a short-term loss of audience share in that particular market.

The broadcasting industry is subject to extensive and changing Federal regulation.

The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. We are required to obtain licenses from the FCC to operate our stations. Licenses are normally granted for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will approve our future renewal applications or that the renewals will not include conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us.

We must also comply with the extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, the signals transmitted by our radio stations could be impaired by other radio stations, which could have a material adverse effect on us. Moreover, these FCC regulations and others may change over time and we cannot assure you that those changes would not have a material adverse effect on us.

We are required to obtain prior FCC approval for each radio station acquisition.

The consummation of radio station acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. The FCC could prohibit or require the restructuring of our future acquisitions, or could propose changes in its existing rules that may reduce the number of stations that we would be permitted to acquire in some markets. In addition, where acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns, and specifically invites public comment on these applications. This policy may help trigger petitions to deny and informal objections against FCC applications for our pending acquisitions and future acquisitions, as well as FCC staff requests for additional information. There can be no assurance that the FCC will approve potential future acquisitions.

Risks Related to Our Indebtedness

We have substantial indebtedness that could have a material adverse effect on us.

As of December 31, 2004, our long-term debt, including the current portion, was $482.1 million, representing approximately 55% of our stockholders' equity. Our credit facilities have interest and principal repayment and redemption obligations that are substantial in amount and would have a substantial impact on our stockholders.

The level of our indebtedness could have several important consequences to you. You should note that:

- a substantial portion of our cash flow is, and will be, dedicated to debt service and is not, and will not be, available for other purposes;
- our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes may be impaired in the future;
- certain of our borrowings are, and will be, at variable rates of interest, which may expose us to the risk of increased interest rates;
- our leveraged position and the covenants contained in our Credit Agreement could limit our ability to compete, expand or make capital improvements; and
- our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

Our ability to fulfill our debt obligations could be adversely affected by many factors.

Our ability to repay our debt obligations will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, technological, legislative and regulatory factors, many of which are beyond our control. We cannot be certain that our operating results, cash flow and capital resources will be sufficient to repay our debt in the future. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and may be required to:

- reduce or delay planned acquisitions, expansions and capital expenditures;
- sell material assets or operations;
- obtain additional equity capital; or
- restructure our debt.

If liquidity problems require us to take any of these actions, we cannot provide you any assurance as to: (1) the timing of any sales or the proceeds that we could realize from these sales, (2) our ability to obtain additional equity capital or successfully complete a restructuring of our debt, or (3) whether these sales, additional equity capital or restructuring of debt could be effected on terms satisfactory to us or at all.

Our credit facilities impose significant restrictions on us.

Our credit facilities restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends, make particular types of investments or make other restricted payments;
- enter into some types of transactions with affiliates;
- merge or consolidate with any other person; or
- sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

In addition, our credit facilities also restrict our ability to incur liens or to sell some assets. Our credit facilities also require us to maintain specified financial ratios and to satisfy certain financial condition tests. Our ability to meet those financial ratios and financial condition tests can be affected by events beyond our control, and we cannot be sure that we will maintain those ratios or meet those tests. A breach of any of these restrictions could result in a default under our debt agreements. Our lenders have taken security interests in substantially all of our consolidated assets, and we have pledged the stock of our subsidiaries to secure the debt under our credit facility. If an event of default under our credit facilities occurs, our credit facility lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If we could not repay those amounts, those lenders could proceed against the collateral pledged to them to secure that indebtedness. If our credit facility indebtedness were accelerated, our assets may not be sufficient to repay in full that indebtedness. Our ability to comply with the restrictions and covenants in our credit facilities will depend upon our future performance and various other factors, such as business, competitive, technological, legislative and regulatory factors, some of which are beyond our control. If we fail to comply with the restrictions and covenants in our existing credit facilities, our lenders could declare all amounts owed to them immediately due and payable.

Risks Related to Our Class A Common Stock

The public market for our Class A Common Stock may be volatile.

We cannot assure you that the market price of our Class A Common Stock will not decline, and the market price could be subject to wide fluctuations in response to such factors as:

- conditions and trends in the radio broadcasting industry;
- actual or anticipated variations in our quarterly operating results, including audience share ratings and financial results;
- changes in financial estimates by securities analysts;
- technological innovations;
- competitive developments;
- adoption of new accounting standards affecting companies in general or affecting companies in the radio broadcasting industry in particular; and
- general market conditions and other factors.

Further, the stock markets, and in particular the NASDAQ National Market, on which our Class A Common Stock is listed, from time to time have experienced extreme price and volume fluctuations that were not necessarily related or proportionate to the operating performance of the affected companies. In addition, general economic, political and market conditions such as recessions, interest rate movements or international currency fluctuations, may adversely affect the market price of our Class A Common Stock.

Certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock.

As of February 18, 2005, and after giving effect to the exercise of all of their options exercisable within 60 days of that date, Lewis W. Dickey, Jr., our Chairman, President, Chief Executive Officer and a director, John W. Dickey, our Executive Vice President, together with DBBC, L.L.C., one of our stockholders that is principally controlled by Messrs. L. Dickey, J. Dickey and other members of their family, collectively own 5,810,212 shares, or approximately 9.4%, of our outstanding Class A Common Stock, and 2,145,561 shares, or 100.0%, of our outstanding Class C Common Stock, which collectively represent approximately 32.8% of the outstanding voting power of our common stock. Consequently, they have the ability to exert significant influence over our policies and management. The interests of these stockholders may differ from the interests of our other stockholders.

As of February 18, 2005, BA Capital Company, L.P., referred to as BA Capital, and its affiliate, BancAmerica Capital Investors SBIC I, L.P., referred to as BACI, together own 840,250 shares, or 1.4%, of our Class A Common Stock and 11,630,759 shares, or 100.0%, of our nonvoting Class B Common Stock, which is convertible into shares of Class A Common Stock. BA Capital also holds options exercisable within 60 days of February 18, 2005 to purchase 105,000 shares of our Class A Common Stock and Robert H. Sheridan, III, one of our directors and a senior vice president and managing director with an economic interest in the general partners of both BA Capital and BACI, holds options exercisable within 60 days of February 18, 2005 to purchase 64,999 shares of our Class A Common Stock. Assuming that those options were exercised for shares of our Class A Common Stock, and giving effect to the conversion into shares of our Class A Common Stock of all shares of our Class B Common Stock held by BA Capital and BACI, BA Capital and BACI would hold approximately 17.9% of the total voting power of our common stock. BA Capital and BACI are both affiliates of Bank of America Corporation. BA Capital has the right to designate one member of our board and Mr. Sheridan currently serves on our board as BA Capital's designee. As a result, BA Capital, BACI and Mr. Sheridan have the ability to exert significant influence over our policies and management, and their interests may differ from the interests of our other stockholders.

Cautionary Statement Regarding Forward-Looking Statements

In various places in this annual report on Form 10-K, we use statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. Although we believe that, in making any of these statements, our expectations are based on reasonable assumptions, these statements may be influenced by factors that could cause actual outcomes and results to be materially different from these projected. When used in this document, words such as "anticipates," "believes," "expects," "intends," and similar expressions, as they relate to us or our management, are intended to identify these forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those referred above to under "Risk Factors" and as otherwise described in our periodic filings with the SEC from time to time.

Important facts that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

- the impact of general economic conditions in the United States or in specific markets in which we currently do business;
- industry conditions, including existing competition and future competitive technologies;
- the popularity of radio as a broadcasting and advertising medium;

- cancellations, disruptions or postponements of advertising schedules in response to national or world events;
- our capital expenditure requirements;
- legislative or regulatory requirements;
- risks and uncertainties relating to our leverage;
- interest rates;
- our continued ability to identify suitable acquisition targets;
- consummation and integration of pending or future acquisitions;
- access to capital markets; and
- fluctuations in exchange rates and currency values.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under federal securities laws. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this annual report on Form 10-K.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk

At December 31, 2004, 100% of our long-term debt bears interest at variable rates. Accordingly, our earnings and after-tax cash flow are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a one percentage point change in the 2004 average interest rate under these borrowings, it is estimated that our 2004 interest expense and net income would have changed by $4.8 million. As part of our efforts to mitigate interest rate risk, in March 2003, we entered into an interest rate swap agreement that effectively fixed the interest rate, based on LIBOR, on $300.0 million of our current floating rate bank borrowings for a three-year period. This agreement is intended to reduce our exposure to interest rate fluctuations and was not entered into for speculative purposes. Segregating the $182.1 million of borrowings outstanding at December 31, 2004 which are not subject to the interest rate swap and assuming a one percentage point change in the 2004 average interest rate under these borrowings, it is estimated that our 2004 interest expense and net income would have changed by $1.8 million.

In the event of an adverse change in interest rates, our management would likely take actions, in addition to the interest rate swap agreement discussed above, to mitigate our exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, additional analysis is not possible at this time. Further, such analysis would not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

Foreign Currency Risk

As a result of the 1997 acquisition of Caribbean Communications Company Ltd., ("CCC"), we have operations in five countries throughout the English-speaking Caribbean. All foreign operations are measured in their local currencies. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations.

We maintain no derivative instruments to mitigate the exposure to translation and/or transaction risk. However, this does not preclude the adoption of specific hedging strategies in the future. Our foreign operations generated net income of approximately $0.2 million for the year ended December 31, 2004.

It is estimated that a 5% change in the value of the U.S. dollar to the Eastern Caribbean dollar or the Trinidad and Tobago dollar would change net income for the year ended December 31, 2004 by an amount less than $0.1 million.

Item 8. *Financial Statements and Supplementary Data*

The information in response to this item is included in our consolidated financial statements, together with the report thereon of KPMG LLP, beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures.

We maintain a set of disclosure controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Such disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman, President and Chief Executive Officer ("CEO") and Executive Vice President, Treasurer and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure. At the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management's report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and affected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that control systems may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management, including our CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our independent auditor, KPMG LLP, a registered public accounting firm, has issued an attestation report on our management's assessment of our internal control over financial reporting as of December 31, 2004, and this attestation report follows immediately below.

/s/ MARTIN R. GAUSVIK, Executive Vice President, Treasurer and Chief Financial Officer

/s/ LEWIS W. DICKEY, JR., Chairman, President, Chief Executive Officer and Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cumulus Media Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Cumulus Media Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cumulus Media Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cumulus Media Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Cumulus Media Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cumulus Media Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 29, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
March 29, 2005

Changes in internal control over financial reporting.

There have been no changes in our internal control over financial reporting identified in connection with our management's evaluation of our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item with respect to our directors, compliance with Section 16(a) of the Exchange Act and our code of ethics is incorporated by reference to the information set forth under the captions "Members of the Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Information about the Board of Directors" and "Code of Ethics" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end. The required information regarding our executive officers is contained in Part I of this report.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information set forth under the caption "Executive Compensation" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end.

Item 12. *Security Ownership of Certain Beneficial Owners & Management and Related Stockholder Matters*

The information required by this item with respect to the security ownership of our management and certain beneficial owners is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end. The required information regarding securities authorized for issuance under our executive compensation plans is contained in Part II of this report.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the information set forth under the caption "Auditor Fees and Services" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end.

PART IV

Item 15. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) 1. *Index to Consolidated Financial Statements*

2. *Report of Independent Registered Public Accounting Firm*

3. *Financial Statements and Financial Statement Schedule*

The Financial Statements and Financial Statement Schedule listed in the index to the Consolidated Financial Statements of Cumulus Media Inc. that appear on page F-1 of this Report on Form 10-K are filed as a part of this report.

4. *Exhibits*

The exhibits to this Report on Form 10-K are listed under item 15(c) below.

(b) *Reports on Form 8-K:*

The Company filed the following current reports on Form 8-K during the fourth quarter of fiscal year 2004:

- October 19, 2004 (Items 1.01 and 9.01); and
- November 24, 2004 (Item 1.01).

(c) *Exhibits:*

3.1	Amended and Restated Certificate of Incorporation of Cumulus Media Inc., (incorporated herein by reference to Exhibit 3.1 of the Company's current report on Form 8-K, filed on August 2, 2002).
3.2*	Amended and Restated Bylaws of Cumulus Media Inc., as amended.
4.1	Form of Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 of the Company's current report on Form 8-K, filed on August 2, 2002).
4.2	Voting Agreement, dated as of June 30, 1998, by and between NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated herein by reference to Exhibit 4.2 of the Company's quarterly report on Form 10-Q for the period ended September 30, 2001).
10.1	Form of Cumulus Media Inc. 1998 Executive Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 of the Company's registration statement on Form S-1, filed on June 25, 1998 and declared effective on June 26, 1998 (Commission File No. 333-48849)).

10.2 Form of Cumulus Media Inc. 1998 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 of the Company's registration statement on Form S-1, filed on June 25, 1998 and declared effective on June 26, 1998 (Commission File No. 333-48849)).

10.3 Cumulus Media Inc. 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company's registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62542)).

10.4 Cumulus Media Inc. 1999 Executive Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 of the Company's registration statement on Form S-8, filed on June 7, 2001(Commission File No. 333-62542)).

10.5 Cumulus Media Inc. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company's registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62538)).

10.6 Cumulus Media Inc. 2002 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company's registration statement on Form S-8, filed on April 15, 2003 (Commission File No. 333-104542)).

10.7 Cumulus Media 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company's registration statement on Form S-8, filed on August 9, 2004 (Commission File No. 333-118047)).

10.8 Second Amended and Restated Employment Agreement between Cumulus Media Inc. and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on October 19, 2004).

10.9 Amended and Restated Employment Agreement between Cumulus Media Inc. and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the period ended September 30, 2001).

10.10 Employment Agreement between Cumulus Media Inc. and John G. Pinch (incorporated herein by reference to Exhibit 10.2 of the Company's quarterly report on Form 10-Q for the period ended September 30, 2001).

10.11 Employment Agreement between Cumulus Media Inc. and Martin Gausvik (incorporated herein by reference to Exhibit 10.3 of the Company's quarterly report on Form 10-Q for the period ended September 30, 2001).

10.12 Employment Agreement between Cumulus Media Inc. and John W. Dickey (incorporated herein by reference to Exhibit 10.4 of the Company's quarterly report on Form 10-Q for the period ended September 30, 2001).

10.13 Promissory Note, dated as of February 2, 2000, made by Lewis W. Dickey, Jr., in favor of Cumulus Media Inc. (incorporated herein by reference to Exhibit 10.21 of the Company's annual report on Form 10-K for the year ended December 31, 2001).

10.14 Registration Rights Agreement, dated as of June 30, 1998, by and among Cumulus Media Inc., NationsBanc Capital Corp., Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 4.1 of the Company's quarterly report on Form 10-Q for the period ended September 30, 2001).

10.15 Amended and Restated Registration Rights Agreement, dated as of January 23, 2002, by and among Cumulus Media Inc., Aurora Communications, LLC and the other parties identified therein (incorporated herein by reference to Exhibit 2.2 of the Company's current report on Form 8-K, filed on February 7, 2002).

10.16 Registration Rights Agreement, dated March 28, 2002, between Cumulus Media Inc. and DBBC, L.L.C. (incorporated herein by reference to Exhibit 10.18 of the Company's annual report on Form 10-K for the year ended December 31, 2002).

10.17* Amendment and Restatement Agreement, dated as of November 18, 2004 among Cumulus Media Inc., the Lenders party thereto and JPMorgan Chase Bank, as Administrative Agent, including the Credit Agreement, dated as of March 28, 2003, as amended and restated as of November 18, 2004, among Cumulus Media Inc., the Lenders party thereto and JPMorgan Chase Bank, as Administrative Agent.

21.1* Subsidiaries of the Company.

23.1* Consent of KPMG LLP.

31.1* Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of March 2005.

CUMULUS MEDIA INC.

By /s/ MARTIN R. GAUSVIK

Martin R. Gausvik
Executive Vice President, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LEWIS W. DICKEY, JR. Lewis W. Dickey, Jr.	Chairman, President, Chief Executive Officer and Director, (Principal Executive Officer)	March 29, 2005
/s/ MARTIN R. GAUSVIK Martin R. Gausvik	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2005
/s/ RALPH B. EVERETT Ralph B. Everett	Director	March 29, 2005
/s/ HOLCOMBE T. GREEN, JR. Holcombe T. Green, Jr.	Director	March 29, 2005
/s/ ERIC P. ROBISON Eric P. Robison	Director	March 29, 2005
/s/ ROBERT H. SHERIDAN, III Robert H. Sheridan, III	Director	March 29, 2005

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements of Cumulus Media Inc. are included in Item 8:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cumulus Media Inc.:

We have audited the accompanying consolidated balance sheets of Cumulus Media Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cumulus Media Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cumulus Media Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
March 29, 2005

CUMULUS MEDIA INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Dollars in thousands, except for share and per share data)

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 31,960	$ 6,720
Accounts receivable, less allowance for doubtful accounts of $2,650 and $2,488 respectively	54,834	51,215
Prepaid expenses and other current assets	8,366	14,706
Deferred tax assets	416	747
Total current assets	95,576	73,388
Property and equipment, net	93,206	91,149
Intangible assets, net	1,132,736	1,054,201
Goodwill	276,060	245,508
Other assets	18,819	13,384
Total assets	$1,616,397	$1,477,630
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 19,078	$ 21,500
Current portion of long-term debt	40,957	27,313
Other current liabilities	—	33
Total current liabilities	60,035	48,846
Long-term debt	441,145	460,031
Other liabilities	4,642	1,112
Deferred income taxes	234,242	183,338
Total liabilities	740,064	693,327
Stockholders' equity:		
Preferred stock, 20,262,000 shares authorized, par value $0.01 per share, including: 250,000 shares designated as 13¾% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009, stated value $1,000 per share, and 12,000 shares designated as 12% Series B Cumulative Preferred Stock, stated value $10,000 per share; 0 shares issued or outstanding	—	—
Class A common stock, par value $.01 per share; 100,000,000 shares authorized; 57,677,996 and 53,816,502 shares issued; 56,673,567 and 53,816,502 shares outstanding respectively	577	538
Class B common stock, par value $.01 per share; 20,000,000 shares authorized; 11,630,759 shares issued and outstanding	116	116
Class C common stock, par value $.01 per share; 30,000,000 shares authorized; 644,871 shares issued and outstanding	6	6
Treasury stock, at cost, 1,004,429 shares at December 31, 2004	(14,640)	—
Accumulated other comprehensive income	2,867	401
Additional paid-in-capital	1,011,075	937,279
Accumulated deficit	(118,676)	(149,045)
Loan to officer	(4,992)	(4,992)
Total stockholders' equity	876,333	784,303
Total liabilities and stockholders' equity	$1,616,397	$1,477,630

See accompanying notes to consolidated financial statements.

CUMULUS MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except for share and per share data)

	2004	2003	2002
Net revenues	$ 320,132	$ 281,971	$ 252,597
Operating expenses:			
Station operating expenses, excluding depreciation, amortization and LMA fees (including provision for doubtful accounts of $3,694, $3,441 and $2,596 respectively)	202,441	179,536	159,766
Depreciation and amortization	21,168	19,445	16,865
LMA fees	3,002	1,591	1,368
Corporate general and administrative (excluding non cash stock compensation expense of $(375), $490 and $171, respectively)	15,635	13,374	13,710
Restructuring and impairment charges (credits)	(108)	(334)	(971)
Non cash stock compensation expense	(375)	490	171
Total operating expenses	241,763	214,102	190,909
Operating income	78,369	67,869	61,688
Nonoperating income (expense):			
Interest expense	(19,870)	(22,585)	(31,705)
Interest income	673	602	2,479
Losses on early extinguishment of debt	(2,557)	(15,243)	(9,115)
Other income (expense), net	(699)	(924)	1,957
Total nonoperating expense, net	(22,453)	(38,150)	(36,384)
Income before income taxes	55,916	29,719	25,304
Income tax expense	(25,547)	(24,678)	(76,357)
Income (loss) before the cumulative effect of a change in accounting principle	30,369	5,041	(51,053)
Cumulative effect of a change in accounting principle, net of tax	—	—	(41,700)
Net income (loss)	30,369	5,041	(92,753)
Preferred stock dividends, deemed dividends, accretion of discount, and redemption premium	—	1,908	27,314
Net income (loss) attributable to common stockholders	$ 30,369	$ 3,133	$ (120,067)
Basic income (loss) per common share:			
Income (loss) per common share before the cumulative effect of a change in accounting principle	$ 0.44	$ 0.05	$ (1.44)
Cumulative effect of a change in accounting principle	—	—	(0.76)
Income (loss) per common share	$ 0.44	$ 0.05	$ (2.20)
Diluted income (loss) per common share:			
Income (loss) per common share before the cumulative effect of a change in accounting principle	$ 0.43	$ 0.05	$ (1.44)
Cumulative effect of a change in accounting principle	—	—	(0.76)
Income (loss) per common share	$ 0.43	$ 0.05	$ (2.20)
Weighted average basic common shares outstanding	68,789,035	64,305,693	54,466,801
Weighted average diluted common shares outstanding	71,308,102	66,950,422	54,466,801

See accompanying notes to consolidated financial statements.

CUMULUS MEDIA INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except for share data)

	Class A Common Stock		Class B Common Stock		Class C Common Stock								
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Treasury Stock	Accumulated Other Comprehensive Income	Additional Paid-In Capital	Accumulated Deficit	Issued Class A Common Stock Held in Escrow	Loans to Officers	Total Stockholders' Equity
Balance at January 1, 2002	28,505,887	$ 285	5,914,343	$ 59	1,529,277	$ 15	$ —	$ —	$ 504,259	$ (61,333)	$(9,417)	$(9,984)	$423,884
Net loss	—	—	—	—	—	—	—	—	—	(92,753)	—	—	(92,753)
Issuance of common stock	833,249	8	—	—	—	—	—	—	4,750	—	—	—	4,758
Proceeds from secondary offering	10,549,448	105	—	—	—	—	—	—	208,246	—	—	—	208,351
Proceeds from warrant exercises	369,630	4	—	—	—	—	—	—	4,287	—	—	—	4,291
Non cash stock compensation expense	—	—	—	—	—	—	—	—	171	—	—	—	171
Preferred stock dividends	—	—	—	—	—	—	—	—	(27,314)	—	—	—	(27,314)
Common stock offering costs	—	—	—	—	—	—	—	—	(9,642)	—	—	—	(9,642)
Share exchange	2,498,134	25	(1,613,728)	(16)	(884,406)	(9)		—	—	—	—	—	—
Issuance of common stock/warrants in acquisitions	6,856,843	69	8,944,339	89	—	—	—	—	208,936	—	—	—	209,094
Return of previously issued common stock held in escrow to the Company	(770,000)	(8)	—	—	—	—	—	—	(9,409)	—	9,417	—	—
Balance at December 31, 2002	48,843,191	$ 488	13,244,954	$ 132	644,871	$ 6	$	$ —	$ 884,284	$(154,086)	$ —	$(9,984)	$720,840
Net income	—	—	—	—	—	—	—	—	—	5,041	—	—	5,041
Other comprehensive income:													
Change in fair value of derivative instrument		—		—	—	—	—	401	—	—	—	—	401
Total comprehensive income		—		—	—	—	—	401	—	5,041	—	—	5,442
Issuance of common stock	538,460	6	—	—	—	—	—	—	7,230	—	—	—	7,236
Proceeds from warrant exercises	16,814	—	706,424	7	—	—	—	—	8,672	—	—	—	8,679
Non cash stock compensation expense	—	—	—	—	—	—	—	—	490	—	—	—	490
Preferred stock dividends and redemption premiums	—	—	—	—	—	—	—	—	(1,908)	—	—	—	(1,908)
Share exchange	2,320,619	23	(2,320,619)	(23)	—	—	—	—	—	—	—	—	—
Issuance of common stock in acquisitions	2,097,418	21	—	—	—	—	—	—	38,511	—	—	—	38,532
Collection on loan to officer	—	—	—	—	—	—	—	—	—	—	—	4,992	4,992
Balance at December 31, 2003	53,816,502	$ 538	11,630,759	$ 116	644,871	$ 6	$	$ 401	$ 937,279	$(149,045)	$ —	$(4,992)	$784,303
Net income	—	—	—	—	—	—	—	—	—	30,369	—	—	30,369
Other comprehensive income:													
Change in fair value of derivative instrument	—	—	—	—	—	—	—	2,466	—	—	—	—	2,466
Total comprehensive income	—	—	—	—	—	—	—	2,466	—	30,369	—	—	32,835
Issuance of common stock	292,359	3	—	—	—	—	—	—	2,863	—	—	—	2,866
Non cash stock compensation expense	—	—	—	—	—	—	—	—	(375)	—	—	—	(375)
Treasury stock buybacks	—	—	—	—	—	—	(14,640)	—		—	—	—	(14,640)
Issuance of common stock in acquisitions	3,569,135	36	—	—	—	—	—	—	71,308	—	—	—	71,344
Balance at December 31, 2004	57,677,996	$ 577	11,630,759	$ 116	644,871	$ 6	$(14,640)	$ 2,867	$1,011,075	$(118,676)	$ —	$(4,992)	$876,333

See accompanying notes to consolidated financial statements.

CUMULUS MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 30,369	$ 5,041	$ (92,753)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of a change in accounting principle	—	—	41,700
Write-off of debt issuance costs	2,557	4,383	6,928
Redemption premiums for repurchase of 10⅜% Senior Subordinated Notes	—	9,128	2,187
Depreciation	20,327	18,512	15,947
Amortization of goodwill and intangible assets	841	933	918
Amortization of debt issuance costs	215	402	1,408
Provision for doubtful accounts	3,694	3,441	2,596
Change in the fair value of derivative instruments	(403)	(553)	—
Loss (gain) on sale of assets or stations	—	118	(5,400)
Stock issuance portion of litigation settlement	—	—	1,325
Deferred income taxes	25,547	24,678	76,357
Non cash stock compensation	(375)	490	171
Adjustment of restructuring charges	(108)	(334)	(971)
Changes in assets and liabilities, net of effects of acquisitions/dispositions:			
Restricted cash	—	13,000	—
Accounts receivable	(5,102)	(7,006)	(9,125)
Prepaid expenses and other current assets	1,536	(3,675)	(2,612)
Accounts payable and accrued expenses	(1,236)	(18,109)	4,405
Other assets	(273)	(2,472)	847
Other liabilities	(2,576)	(2,100)	(1,465)
Net cash provided by operating activities	75,013	45,877	42,463
Cash flows from investing activities:			
Acquisitions	(11,001)	(133,558)	(132,345)
Dispositions	—	715	8,774
Purchase of intangible assets	(1,200)	—	—
Escrow deposits on pending acquisitions	(3,820)	(61)	633
Capital expenditures	(12,123)	(9,629)	(11,922)
Other	(613)	(4,136)	(3,874)
Net cash used in investing activities	(28,757)	(146,669)	(138,734)
Cash flows from financing activities:			
Proceeds from bank credit facility	96,499	438,500	287,500
Repayments of borrowings from bank credit facility	(91,741)	(248,656)	(159,813)
Payments for repurchase of 10⅜% Senior Subordinated Notes, including redemption premiums	—	(141,710)	(29,605)
Payments for debt issuance costs	(2,301)	—	(3,743)
Payments on promissory notes	(10,000)	(180)	(25)
Payment of dividend on Series A Preferred Stock	—	(1,146)	(11,806)
Payments for repurchases of common stock	(14,640)	—	—
Payments for redemption of preferred stock	—	(15,417)	(135,319)
Proceeds from collection of officer loan	—	4,992	—
Proceeds from issuance of common stock	1,167	10,749	213,796
Payments for preferred and common stock offering costs	—	—	(9,642)
Net cash (used in) provided by financing activities	(21,016)	47,132	151,343
Increase (decrease) in cash and cash equivalents	25,240	(53,660)	55,072
Cash and cash equivalents at beginning of year	6,720	60,380	5,308
Cash and cash equivalents at end of year	$ 31,960	$ 6,720	$ 60,380
Supplemental disclosures of cash flow information:			
Interest paid	$ 20,137	$ 28,508	$ 23,180
Income taxes paid	—	—	—
Non cash operating, investing and financing activities:			
Trade revenue	$ 18,750	$ 18,613	$ 15,978
Trade expense	18,317	18,296	16,518
Assets acquired through notes payable	5,000	10,000	87
Liabilities assumed through acquisitions	1,800	135	10,242
Preferred stock dividends paid in kind, deemed dividends and accretion of discount	—	—	4,469
Issuance of common stock and warrants in exchange for acquired businesses	71,344	38,532	209,094

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Description of Business

Cumulus Media Inc., ("Cumulus" or the "Company") is a radio broadcasting corporation incorporated in the state of Delaware, focused on acquiring, operating and developing commercial radio stations in mid-size radio markets in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Cumulus and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, intangible assets, derivative financial instruments, income taxes, restructuring and contingencies and litigation. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Concentration of Credit Risks

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and trends. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 120 days are reviewed individually for collectibility. All other balances are reviewed and evaluated on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

In the opinion of management, credit risk with respect to accounts receivable is limited due to the large number of diversified customers and the geographic diversification of the Company's customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible accounts receivable are maintained. Management believes the Company's existing credit and collection policies and procedures, coupled with the maintenance of an effective control environment, have been effective in reducing the Company's loss experience from uncollectible accounts receivable.

Property and Equipment

Property and equipment are stated at cost. Property and equipment acquired in business combinations are recorded at their estimated fair values on the date of acquisition under the purchase method of accounting. Equipment under capital leases is stated at the present value of minimum lease payments.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Routine maintenance and repairs are expensed as incurred. Depreciation of construction in progress is not recorded until the assets are placed into service.

Asset Retirement Obligations

The Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations* in 2003. This statement requires that the fair value of a legal liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. Upon recognition of a liability, the asset retirement cost is recorded as an increase in the carrying value of the related long-lived asset and then depreciated over the life of the asset. The Company determined that certain obligations under lease agreements for studio, transmitter sites and tower sites meet the scope requirements of SFAS No. 143 and, accordingly, determined the fair value of our obligation in accordance with the statement. The resulting obligation fair value was estimated to be insignificant and, as a result, an asset retirement obligation was not recorded by the Company.

Goodwill and Intangible Assets

The Company's intangible assets are comprised of broadcast licenses, goodwill and certain other intangible assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, which includes the Company's broadcast licenses, are not amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

In determining that the Company's broadcast licenses qualified as indefinite lived intangibles, management considered a variety of factors including the Federal Communications Commission's historical track record of renewing broadcast licenses, the very low cost to the Company of renewing the applications (approximately $150 per license), the relative stability and predictability of the radio industry, the consistent historical revenue growth of the radio industry despite competitive factors and the relatively low level of capital investment required to maintain the physical plant of a radio station.

Debt Issuance Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the related debt. During the years ended December 31, 2004, 2003 and 2002 the Company recognized amortization expense of debt issuance costs of $0.2 million, $0.4 million and $1.4 million, respectively.

Extinguishment of Debt

The Company's losses on extinguishment of debt have been reflected as a component of income (loss) from continuing operations, consistent with the provisions of issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* Losses recognized during 2004, 2003 and 2002 relate to the redemption of the Company's 10⅜% Senior Subordinated Notes due 2008 and the retirement of certain term loan borrowings under the Company's credit facilities.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Fair value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity.

Revenue Recognition

Revenue is derived primarily from the sale of commercial airtime to local and national advertisers. Revenue is recognized as commercials are broadcast.

Trade Agreements

The Company trades commercial airtime for goods and services used principally for promotional, sales and other business activities. An asset and liability is recorded at the fair market value of the goods or services received, which approximates the fair value of the air time surrendered in the trade. Trade revenue is recorded and the liability is relieved when commercials are broadcast and trade expense is recorded and the asset relieved when goods or services are consumed.

Local Marketing Agreements

In certain circumstances, the Company enters into a local marketing agreement ("LMA") or time brokerage agreement with a Federal Communications Commission ("FCC") licensee of a radio station. In a typical LMA, the licensee of the station makes available, for a fee, airtime on its station to a party, which supplies programming to be broadcast on that airtime, and collects revenues from advertising aired during such programming. Revenues earned and LMA fees incurred pursuant to local marketing agreements or time brokerage agreements are recognized at their gross amounts in the accompanying consolidated statements of operations.

Variable Interest Entities

The Company accounts for entities qualifying as variable interest entities ("VIEs") in accordance with FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* ("FIN 46R"). FIN 46R addresses the consolidation by business enterprises of variable interest entities ("VIEs") as defined in the Interpretation.

The Company has determined that several entities with which it has existing contractual relationships under local marketing agreements ("LMA") qualify as VIEs. A typical LMA is an agreement under which a Federal Communications Commission licensee of a radio station makes available, typically for a fee, air time on its station to another party. The other party provides programming to be broadcast during such airtime and collects revenues from advertising it sells for broadcast during such programming. During various periods during 2004, the Company operated 20 stations under local marketing agreements. These stations were owned and licensed to 7 separate entities qualifying as VIEs. Under these agreements, the licensee of the stations does not have the right to access the Company's assets to pay general creditors. Further, the Company has not pledged any of its assets as collateral for obligations of the VIEs. The Company has determined that it was the primary beneficiary of each of the VIEs and, as such, these entities were consolidated into the Company's financial statements.

As of December 31, 2004, the Company operated 12 radio stations under local marketing agreements, which were owned and licensed to 5 entities qualifying as VIEs. For 2004, the 20 stations operated under LMAs during the year contributed $10.2 million to the consolidated net revenues of the Company.

Stock-based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,* issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price of the stock option. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the pro forma effect on net income (loss) attributable to common stockholders if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	2004	2003	2002
Net income (loss) attributable to common stockholders:			
Net income (loss), as reported	$ 30,369	$ 5,041	$ (92,753)
Add: Stock-based compensation expense included in reported net income (loss)	(375)	490	171
Deduct: Total stock based compensation expense determined under fair value based method	(12,527)	(12,914)	(14,065)
Pro forma net income (loss)	17,467	(7,383)	(106,647)
Preferred stock dividends, deemed dividends, accretion of discount, and redemption premium	—	1,908	27,314
Pro forma net income (loss) attributable to common stockholders	$ 17,467	$ (9,291)	$(133,961)
Basic income (loss) per common share:			
As reported	$ 0.44	$ 0.05	$ (2.20)
Pro forma	$ 0.25	$ (0.14)	$ (2.46)
Diluted income (loss) per common share:			
As reported	$ 0.43	$ 0.05	$ (2.20)
Pro forma	$ 0.24	$ (0.14)	$ (2.46)

The per share weighted average fair value of options granted during the years ended December 31, 2004, 2003 and 2002 was $19.38, $9.95 and $7.85, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

2004 Option Grants: expected volatility of 51.2% for 2004; risk-free interest rate of 4.46%; dividend yield of 0% and expected lives of four years from the date of grant.

2003 Option Grants: expected volatility of 38.4% for 2003; risk-free interest rate of 4.25%; dividend yield of 0% and expected lives of four years from the date of grant.

2002 Option Grants: expected volatility of 66.6% for 2002; risk-free interest rate of 4.01%; dividend yield of 0% and expected lives of four years from the date of grant.

Effective July 1, 2005, the Company expects to adopt the provisions of SFAS No. 123R, *"Share-Based Payment,"* which is described in the New Accounting Pronouncements section that follows. Management anticipates that when the new standard is adopted, the standard will impact the Company's financial position and results of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

In accordance with SFAS No. 144, long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income,* establishes standards for reporting comprehensive income. Comprehensive income includes net income as currently reported under accounting principles generally accepted in the United States of America, and also considers the effect of additional economic events that are not required to be reported in determining net income, but rather are reported as a separate component of stockholders' equity. The Company reports changes in the fair value of derivatives qualifying as cash flow hedges as a component of comprehensive income.

Earnings Per Share

Basic and diluted loss per share are computed in accordance with SFAS No. 128, *Earnings Per Share*. Basic income (loss) per share is computed on the basis of the weighted average number of common shares outstanding. Diluted income (loss) per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and warrants using the "treasury stock" method.

Fair Values of Financial Instruments

The carrying values of receivables, payables, and accrued expenses approximate fair value due to the short maturity of these instruments. The carrying value of the Company's long term debt approximates its fair value.

New Accounting Pronouncements

In September 2004, the SEC staff announced guidance on the use of the residual method to value acquired intangible assets other than goodwill in a business combination (EITF Topic D-108). The SEC concluded that the residual method does not comply with the requirements of SFAS No. 141, *Business Combinations.* Instead, a direct value method should be used to determine the fair value of all intangible assets required under SFAS No. 141. Similarly, impairment testing of intangible assets should not rely on a residual method and instead, should comply with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* The adoption of the guidance did not have a material effect on the Company's position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment,* which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. The Company will be required to implement SFAS 123R for the interim reporting period beginning July 1, 2005. The Company has not yet completed its analysis of the impact of adopting SFAS 123R and is therefore currently unable to quantify the future effect on its financial statements. However, the adoption of this new statement will have a significant impact on the results of operations of the Company, as the Company will be required to expense the fair value of all share based payments.

Reclassifications

Amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. Acquisitions and Dispositions

Pending Acquisitions

As of December 31, 2004, the Company was a party to various agreements to acquire 13 stations across 7 markets. The aggregate purchase price of those pending acquisitions is expected to be approximately $81.6 million, of which $2.6 million had been funded as of December 31, 2004 in the form of escrow deposits. Of the $79.0 million to be funded upon closing of the transactions, the Company may, at its option, pay up to $70.3 million of the purchase price in shares of Class A Common Stock.

Periodically, the FCC makes FM frequencies available for acquisition through an auction process. On November 3, 2004, the FCC held an auction for approximately 290 frequencies, located mostly in remote areas of the country, in which we actively participated. As of the close of the auction, we were the winning bidder for seven frequencies and are obligated to pay the FCC $8.6 million. As of December 31, 2004, we had funded $2.2 million toward our obligation to the FCC in the form of an escrow deposit, to be applied by the FCC to the bid price upon grant of the final authorization for the frequencies. These seven authorizations will enable us to add a station to seven of our existing markets once constructed.

Escrow funds of approximately $4.8 million and $1.0 million paid by the Company in connection with pending acquisitions and the FCC auction have been classified as other assets at December 31, 2004 and 2003, respectively, in the accompanying consolidated balance sheets.

2004 Acquisitions

We completed the acquisition of 25 radio stations and a tract of land for a tower site during the year ended December 31, 2004. Of the $93.7 million required to fund these acquisitions, $11.0 million was paid in cash, $71.3 million was paid in the form of shares of Class A Common Stock, $5.2 million was deferred beyond the closing of the transactions, $1.4 million represented capitalizable acquisition costs and $4.8 million had been previously funded as escrow deposits on the pending acquisitions. These aggregate acquisition amounts include the assets acquired pursuant to the select transactions highlighted below.

Rochester, Minnesota and Sioux Falls, South Dakota

On March 29, 2004, the Company completed the acquisition of Southern Minnesota Broadcasting Co. ("SMB"), which owned and operated three radio stations serving Rochester, Minnesota (KROC-AM, KROC-FM, KYBA-FM) and six radio stations serving Sioux Falls, South Dakota (KYBB-FM, KIKN-FM, KKLS-FM, KMXC-FM, KSOO-AM, KXRB-AM). In acquiring SMB, the Company issued the former owners 3,223,978 shares of Class A Common Stock and deferred $5.0 million of the purchase price beyond the closing of the transaction. Also in connection with the acquisition the Company paid $0.5 million in capitalizable acquisition costs. The Rochester, Minnesota and Sioux Falls, South Dakota stations were primarily acquired as they complemented the Company's station portfolio and increase its presence in the midwest region of the United States.

In connection with the SMB transaction, a deferred tax liability was recognized due to a difference between the fair market values and tax bases of the assets and liabilities acquired. The calculated fair values of the related broadcast licenses acquired in the stock acquisition were not large enough to offset the recognized deferred tax liabilities and, as a result, the Company recorded $29.0 million of goodwill. This goodwill is not expected to be deductible for income tax purposes.

Blacksburg, Virginia

On July 30, 2004, the Company completed the acquisition of WBWR-FM, WBRW-FM, WFNR-FM, WFNR-AM, WPSK-FM, WRAD-AM and WWBU-FM serving Blacksburg, Virginia from New River Valley Radio Partners, L.L.C. In connection with the acquisition, the Company paid $2.1 million in cash, deferred $0.1 million beyond closing of the transaction and paid $0.2 million in capitalizable acquisition costs. $4.7 million of the purchase price had been previously funded in 2003 in the form of an escrow deposit. The Blacksburg, Virginia stations were primarily acquired as they complemented the Company's station portfolio and increased both its state and regional coverage of the United States.

In connection with the acquisition, the Company recorded $1.4 million of goodwill, all of which is expected to be fully deductible for tax purposes.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in connection with all of the 2004 acquisitions (dollars in thousands):

Current assets, other than cash	$ 2,210
Property and equipment	10,262
Deferred tax asset	2,536
Amortized intangible assets:	
Non-compete agreements	50
Unamortized intangible assets:	
Broadcast licenses	78,125
Goodwill	30,552
Total assets acquired	123,735
Current liabilities	(291)
Long term liabilities	(1,509)
Deferred tax liabilities	(28,239)
Total liabilities assumed	(30,039)
Net assets acquired	$ 93,696

The non-compete agreement acquired in 2004 has a useful life of 5 years.

2003 Acquisitions

We completed the acquisition of 25 radio stations during the year ended December 31, 2003. Of the $184.7 million required to fund these acquisitions, $133.6 million was paid in cash, $38.5 million was paid in the form of shares of Class A Common Stock (2,097,418 shares), $10.0 million was funded in the form of a promissory note, $1.6 million represented capitalizable acquisition costs and $1.0 million had been previously funded as escrow deposits on the pending acquisitions. With regard to the $10.0 million promissory note, the Company has the option to repay the note with shares of the Company's Class A Common Stock. These aggregate acquisition amounts include the assets acquired pursuant to the transactions described below.

Ft. Walton Beach, Florida

On January 10, 2003, we completed the acquisition of WKSM-FM, WNCV-FM, WYZB-FM, WZNS-FM and WFTW-AM serving the Ft. Walton Beach, Florida market (Arbitron market rank #217) from East Mississippi Broadcasters, Inc. In connection with the acquisition the Company paid approximately $28.5 million in cash and 95,938 shares of Class A Common Stock. This five-station cluster had been operated by the Company under the terms of a local marketing agreement since October 1, 2002.

Macon, Georgia

On January 31, 2003, we completed the acquisition of WDDO-AM, WDEN-AM, WAYS-FM, WMAC-AM, WDEN-FM, WPEZ-FM, WMKS-FM and WMGB-FM serving the Macon, Georgia market (Arbitron market rank #156) from U.S. Broadcasting Limited Partnership, for approximately $35.5 million in cash. This eight-station cluster had been operated by the Company under the terms of a local marketing agreement since October 1, 2002.

Nashville, Tennessee

On July 21, 2003, we completed the acquisition of WSM-FM and WWTN-FM serving the Nashville, Tennessee market (Arbitron market rank #45) from Gaylord Entertainment, for $62.5 million in cash.

The addition of these two stations increased the Company's position in the Nashville market to five stations. The two stations acquired from Gaylord Entertainment had been operated by the Company under the terms of a local marketing agreement since April 21, 2003.

In connection with the acquisition, the Company recorded $7.1 million of goodwill, all of which is expected to be fully deductible for tax purposes.

Also in connection with the Company's acquisition of WSM-FM and WWTN-FM serving the Nashville, Tennessee market, the Company also entered into a Joint Services Agreement ("JSA") related to a third radio station, WSM-AM. Under the terms of the agreement, the Company will provide sales and marketing services to the station for a period of five years and will retain all of the revenues of the station. In return, the licensee of the station received $2.5 million at the commencement date of the agreement and will receive a monthly fee equal to a percentage of the net revenues realized less certain selling costs incurred by the Company. The Company calculated the fair value of the JSA using a discounted cash flow approach and determined that the $2.5 million of consideration paid was an accurate measure of fair value. The value of the JSA will be amortized over the five-year life of the agreement. As of December 31, 2004 and 2003, $1.7 million and $2.2 million, respectively, has been classified as current and non current assets related to the JSA.

Huntsville, Alabama

On July 22, 2003, we completed the acquisition of Athens Broadcasting Company, Inc., which owned and operated WZYP-FM, WUSX-FM, WVNN-AM and WUMP-AM serving the Huntsville, Alabama market (Arbitron market rank #118). In connection with the acquisition the Company issued to the former owners 1,215,760 shares of Class A Common Stock. In addition to the station assets and FCC broadcast licenses, we received approximately $2.5 million in working capital as part of the transaction. This four-station cluster had been operated by the Company under the terms of a local marketing agreement since April 1, 2003.

In connection with the acquisition, the Company recorded $6.8 million of goodwill, which is not expected to be deductible for tax purposes.

Kansas City, MO

On December 18, 2003, we completed the acquisition of KCHZ-FM and KMJK-FM, serving Kansas City, Missouri (Arbitron market rank #29), from Syncom Radio Corporation and Allur-Kansas City, Inc. In connection with the acquisition the Company paid approximately $5.0 million in cash, 483,671 shares of Class A Common Stock and delivered a $10.0 million promissory note. The promissory note was subsequently repaid in cash in August 2004.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with all of the 2003 acquisitions (dollars in thousands):

Current assets, other than cash	$ 296
Property and equipment	8,796
Amortized intangible assets:	
Non-compete agreement	50
Unamortized intangible assets:	
Broadcast licenses	168,840
Goodwill	13,912
Total assets acquired	191,894
Current liabilities	(756)
Deferred tax liabilities	(6,398)
Total liabilities assumed	(7,154)
Net assets acquired	$184,740

The non-compete agreement acquired in 2003 has a useful life of 3 years.

2002 Acquisitions and Dispositions

We completed the acquisition of 35 radio stations during the year ended December 31, 2002. Of the $348.2 million required to fund these acquisitions, $205.0 million was paid in the form of shares of Class A and Class B Common Stock, $4.1 million was paid in the form of warrants to purchase common stock, $132.3 million was funded in cash, $2.9 million represented capitalizable acquisition costs and $3.8 million had been previously funded as escrow deposits on the pending acquisitions. These aggregate acquisition amounts include the assets acquired pursuant to the transactions described below.

Aurora Communications, LLC

On March 28, 2002, the Company completed the acquisition of Aurora Communications, LLC ("Aurora"), which owned and operated 18 radio stations in Connecticut and New York. In acquiring Aurora, the Company issued to the former owners (1) 10,551,182 shares of common stock, consisting of 1,606,843 shares of Class A Common Stock and 8,944,339 shares of Class B Common Stock and, (2) warrants, exercisable until March 28, 2003, to purchase up to an aggregate of 833,333 shares of common stock at an exercise price of $12.00 per share, and paid $93.0 million in cash. The Company also paid approximately $1.0 million in capitalizable acquisition costs in connection with the acquisition. As a result of this acquisition, the Company increased its presence in the northeast region of the United States and provided itself with an entrée into the strategically vital metropolitan New York City markets.

An affiliate of BA Capital Company, L.P. ("BA Capital"), one of our principal stockholders, owned a majority of the equity of Aurora, and received approximately 8.9 million shares of nonvoting Class B Common Stock of Cumulus in the acquisition. Those shares may be converted into shares of Class A Common Stock at the option of the holder subject to FCC regulations, and automatically convert into shares of Class A Common Stock upon their transfer to another party. BA Capital owned approximately 840,000 shares of Cumulus' publicly traded Class A Common Stock, and approximately 2 million shares of Cumulus' nonvoting Class B Common Stock prior to the consummation of the acquisition.

During 2003 and 2002, certain former owners of Aurora exercised warrants to purchase 723,238 and 89,078 shares of Class A Common Stock, respectively. Proceeds to the Company totaled approximately $8.7 million and $1.1 million during the years ended December 31, 2003 and 2002, respectively. Additional warrants to purchase 21,017 shares of common stock, issued to owners of Aurora, were not exercised and expired on March 28, 2003. As of December 31, 2003, no warrants issued in the Aurora transaction remained outstanding.

In connection with the acquisition of Aurora, the Company entered into an escrow agreement pursuant to which the Company issued 770,000 shares of Class A Common Stock into an escrow account. Following the consummation of the acquisition on March 28, 2002, the shares placed in escrow were released back to the Company and subsequently canceled.

The following table details the aggregate purchase price of the Aurora acquisition (dollars in thousands, except for share and per share data):

Consideration	Number of Shares	Value/Share	Consideration Value
Class A common stock	1,606,843 shares	$11.85/share	$ 19,041
Class B common stock	8,944,339 shares	$11.85/share	105,990
Warrants to purchase common stock	833,333 shares	$3.51/share	2,925
Cash and acquisition costs	n/a	n/a	93,998
Total			$221,954

The fair value per share of the common stock issued in that acquisition was determined based on the average market price of the Company's common stock over a two-day period before and after the terms of the acquisition were agreed to and announced. The fair value of the warrant was estimated using the Black-Scholes option pricing model.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the Aurora acquisition (dollars in thousands):

Current assets, other than cash	$ 6,129
Property and equipment	10,051
Unamortized intangible assets:	
Broadcast licenses	220,222
Goodwill	26,376
Total assets acquired	262,778
Current liabilities	(2,299)
Long-term debt	(5)
Deferred tax liabilities	(38,520)
Total liabilities assumed	(40,824)
Net assets acquired	$221,954

All of the $220.2 million in acquired intangible assets was assigned to the broadcast licenses of the stations. Fair value of these intangibles was determined by management using a discounted cash flow approach. The $26.4 million residual purchase price consideration above the fair value of the tangible and intangible assets acquired was recorded as goodwill.

DBBC, L.L.C.

Also on March 28, 2002, the Company completed the acquisition of the broadcasting operations of DBBC, L.L.C. ("DBBC"), which owned and operated 3 radio stations in Nashville, Tennessee. In acquiring the broadcasting operations of DBBC, the Company issued to DBBC (1) 5,250,000 shares of the Company's Class A Common Stock and (2) warrants, exercisable until September 28, 2002, to purchase up to 250,000 shares of common stock at an exercise price of $12.00 per share and paid $21.0 million in cash. As a result of this transaction, the Company acquired three radio stations in Nashville, Tennessee,

Arbitron ranked metro #44. The DBBC acquisition increases the Company's station portfolio and marks the Company's entry into the top tier Arbitron rank 50+ markets.

DBBC, LLC is principally controlled by Lewis W. Dickey, Jr., the Chairman, President and Chief Executive Officer of Cumulus, John W. Dickey, Executive Vice President of Cumulus, and their brothers David W. Dickey and Michael W. Dickey.

On September 28, 2002, DBBC exercised its warrants to purchase 250,000 shares of Class A Common Stock. Proceeds to the Company totaled $3.0 million.

The following table details the aggregate purchase price of the DBBC acquisition (dollars in thousands, except for share and per share data):

Consideration	Number of Shares	Value/Share	Consideration Value
Class A common stock	5,250,000 shares	$15.23/share	$ 79,931
Warrants to purchase common stock	250,000 shares	$4.82/share	1,206
Cash and acquisition costs	n/a	n/a	20,888
Total			$102,025

The fair value per share of the common stock issued in that acquisition was determined based on the average market price of the Company's common stock over a two-day period before and after the terms of the acquisition were agreed to and announced. The fair value of the warrant was estimated using the Black-Scholes option pricing model.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the DBBC acquisition (dollars in thousands):

Current assets, other than cash	$ 1,625
Property and equipment	3,161
Unamortized intangible assets:	
Broadcast licenses	76,700
Goodwill	45,695
Total assets acquired	127,181
Current liabilities	(620)
Deferred tax liabilities	(24,536)
Total liabilities assumed	(25,156)
Net assets acquired	$102,025

All of the $76.7 million in acquired intangible assets was assigned to the broadcast licenses of the stations acquired. Fair value of these intangibles was determined by management using a discounted cash flow approach. The $45.7 million residual purchase price consideration above the fair value of the tangible and intangible assets acquired was recorded as goodwill.

During 2002, the Company completed the sale of ten stations in three markets and received approximately $8.8 million in cash. In connection with these transactions, the Company recorded gains of $5.4 million, which are presented in other income, net in the accompanying statement of operations for the year ended December 31, 2002.

All of the Company's acquisitions have been accounted for by the purchase method of accounting. As such, the accompanying consolidated balance sheets include the acquired assets and liabilities and the accompanying statements of operations include the results of operations of the acquired entities from their respective dates of acquisition. The accompanying consolidated statements of operations include the results of operations of divested entities through the dates of disposition.

The unaudited consolidated condensed pro forma results of operations data for the years ended December 31, 2004 and 2003, reflect adjustments as if all acquisitions and dispositions completed had occurred on January 1, 2003, follow (dollars in thousands, except per share data):

	December 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)
Net revenues	$323,243	$303,737
Operating income	$ 81,695	$ 70,690
Net income	$ 33,758	$ 10,711
Net income attributable to common stockholders	$ 33,758	$ 8,803
Basic income per common share	$ 0.49	$ 0.14
Diluted income per common share	$ 0.47	$ 0.13

As of December 31, 2004, 2003 and 2002, the Company operated 12, 4 and 17 stations under LMAs respectively. The statements of operations for the years ended December 31, 2004, 2003 and 2002 include the revenue and broadcast operating expenses of these radio stations and any related fees associated with the LMA from the effective date of the LMA through the earlier of the acquisition date or December 31.

3. Restructuring and Impairment Charges (Credits)

During June 2000 the Company implemented two separate Board-approved restructuring programs. During the second quarter of 2000, the Company recorded a $9.3 million charge to operating expenses related to the restructuring costs.

The June 2000 restructuring programs were the result of Board-approved mandates to discontinue the operations of Cumulus Internet Services and to centralize the Company's corporate and administrative organization and employees in Atlanta, Georgia. The programs included severance and related costs and costs for vacated leased facilities, impaired leasehold improvements at vacated leased facilities, and impaired assets related to the Internet businesses. As of June 30, 2001, the Company had completed the restructuring programs. The remaining portion of the unpaid balance as of that date represented lease obligations and various contractual obligations for services related to the Internet business and have been paid by the Company through the present day consistent with the contracted terms.

During 2002, the Company successfully negotiated and executed sublease agreements for a majority of the vacated corporate office space in Milwaukee, Wisconsin and Chicago, Illinois. As a result, during the year ended December 31, 2004, 2003 and 2002, the Company reversed $0.1 million, $0.3 million and $1.0 million, respectively, of the remaining liability related to lease obligations. The amount reversed in each period represents the Company's estimate of the reduction of the remaining lease obligations as a result of offsetting contractual sublease income. The reversal of liability related to the subleases has been presented in the Consolidated Statements of Operations as a component of restructuring and impairment charges (credits), consistent with the presentation of the original restructuring charge.

The following table presents the restructuring liability at December 31, 2004, 2003, 2002 and 2001 and the related activity applied to the balances for the year ended December 31, 2004, 2003 and 2002 (dollars in thousands):

Expense Category	December 31, 2001	Liability Utilized in 2002	Liability Reversed in 2002	December 31, 2002	Liability Utilized in 2003	Liability Reversed in 2003	December 31, 2003
Lease termination costs — office relocation	$1,845	$(162)	$(919)	$ 764	$(167)	$(276)	$321
Accrued internet contractual obligations	324	(96)	—	228	—	—	228
Internet lease termination costs	340	(44)	(52)	244	(31)	(58)	155
Restructuring liability totals	$2,509	$(302)	$(971)	$1,236	$(198)	$(334)	$704

Expense Category	December 31, 2003	Liability Utilized in 2004	Liability Reversed in 2004	December 31, 2004
Lease termination costs — office relocation	$321	$(189)	$ (73)	$ 59
Accrued internet contractual obligations	228	(45)	—	183
Internet lease termination costs	155	(73)	(35)	47
Restructuring liability totals	$704	$(307)	$(108)	$289

Outstanding restructuring liability amounts have been presented as a component of current liabilities in the accompanying balance sheets.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2004 and 2003 (dollars in thousands):

	Estimated Useful Life	2004	2003
Land		$ 10,667	$ 8,250
Broadcasting and other equipment	3 to 7 years	120,839	105,222
Furniture and fixtures	5 years	11,427	11,079
Leasehold improvements	5 years	8,494	7,152
Buildings	20 years	25,706	22,507
Construction in progress		2,330	2,942
		179,463	157,152
Less accumulated depreciation		(86,257)	(66,003)
		$ 93,206	$ 91,149

5. Goodwill and Other Intangible Assets

The following tables summarize the December 31, 2004 and 2003 gross carrying amounts and accumulated amortization of amortized and unamortized intangible assets, amortization expense for the years ended December 31, 2004, 2003 and 2002, and the estimated amortization expense for the 5 succeeding fiscal years (dollars in thousands):

	As of December 31, 2004	As of December 31, 2003
Amortized Intangible Assets: Non-Compete Agreements Gross Carrying Value	$ 3,850	$ 3,800
Accumulated Amortization	(2,869)	(2,028)
Net Value	981	1,772
Unamortized Intangible Assets:		
Licenses for Digital Broadcasting Technology	1,200	—
FCC Broadcast Licenses	1,130,555	1,052,429
	1,131,755	1,052,429
Aggregate Amortization Expense for Non-Compete Agreements:		
Year ended December 31, 2002	$ 918	
Year ended December 31, 2003	$ 935	
Year ended December 31, 2004	$ 841	
Estimated Amortization Expense:		
For the year ending December 31, 2005	$ 669	
For the year ending December 31, 2006	$ 290	
For the year ending December 31, 2007	$ 10	
For the year ending December 31, 2008	$ 10	
For the year ending December 31, 2009	$ 2	

A summary of changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 follow (dollars in thousands):

	Goodwill
Balance as of December 31, 2002	$231,596
Acquisitions	13,912
Dispositions	—
Balance as of December 31, 2003	$245,508
Acquisitions	30,552
Dispositions	—
Balance as of December 31, 2004	$276,060

Licenses for Digital Broadcasting Technology

On December 21, 2004, the Company purchased 240 perpetual licenses from iBiquity Digital Corporation ("iBiquity") for $1.2 million in cash. These licenses permit the Company to convert to and utilize iBiquity's digital broadcasting technology, which will allow the Company to broadcast in a digital format on 240 of its stations.

Under the agreement with iBiquity, the Company is obligated to convert the 240 stations to a digital technology over a seven-year period, with the first ten stations to be converted by December 31, 2005.

Each station conversion will require an investment in certain capital equipment necessary to broadcast the technology.

Broadcast Licenses

SFAS No. 142 requires the Company to test FCC broadcast licenses for impairment on an annual basis and more frequently if events or circumstances indicate that the asset may be impaired. The Company performs its annual impairment evaluation of existing intangible assets with indefinite lives during the fourth quarter of each year. Accordingly, the Company determines the appropriate reporting unit and then compares the carrying amount of each reporting unit's broadcast licenses with its fair value. Consistent with prior years, for 2004 the Company determined the reporting unit as a radio market.

The fair value of broadcast licenses was determined primarily by using a discounted cash flows approach. The fair values derived include assumptions that contain a variety of variables. These variables are based on available industry data, historical experience and estimates of future performance and include, but are not limited to, revenue and expense growth rates for each radio market, revenue and expense growth rates for the Company's stations in each market, overall discount rates based on the Company's weighted average cost of capital and acquisition multiples. The assumptions used in estimating the fair values of broadcast licenses are based on currently available data and management's best estimates and, accordingly, a change in market conditions or other factors could have a significant effect on the estimated value.

For the year ended December 31, 2004 and 2003, the Company determined that the fair values of each reporting unit's broadcast licenses exceeded their carrying values and, as a result, no impairment existed.

In 2002 and in connection with the Company's transitional impairment evaluation of existing intangible assets with indefinite lives, consisting entirely of radio station broadcast licenses, the Company recognized an impairment charge to write-off intangible assets in the amount of $41.7 million, net of an income tax benefit of $15.5 million. The impairment loss is recognized in the Consolidated Statements of Operations under the caption "Cumulative effect of a change in accounting principle, net of tax." The Company completed its 2002 annual impairment evaluation of existing intangible assets with indefinite lives during the fourth quarter of 2002. The fair values of all broadcast licenses exceeded their carrying values and, as a result, no impairment existed.

Goodwill

SFAS No. 142 requires the Company to test goodwill for impairment on an annual basis and more frequently if events or circumstances indicate that the asset may be impaired. The Company performs its annual test in the fourth quarter of each year and, in doing so, requires that the Company determine the appropriate reporting unit and compare the fair value of the reporting unit with its carrying amount. If the fair value of any reporting unit is less than the carrying amount, an indication exists that the amount of goodwill attributed to the reporting unit may be impaired and the Company is required to perform a second step of the impairment test. In the second step, the Company compares the implied fair value of each reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities, to the carrying amount of the reporting unit. Consistent with prior years, for 2004 the Company determined the reporting unit as a radio market.

The fair value of reporting units was determined primarily by using a discounted cash flows approach. The fair values derived include assumptions that contain a variety of variables. These variables are based on industry data, historical experience and estimates of future performance and include, but are not limited to, revenue and expense growth rates for each radio market, revenue and expense growth rates for the Company's stations in each market, overall discount rates based on the Company's weighted average cost of capital and acquisition multiples. The assumptions used in estimating the fair values of goodwill are based on currently available data and management's best estimates and, accordingly, a change in market conditions or other factors could have a significant effect on the estimated values.

For the year ended December 31, 2004 and 2003, the Company determined that the fair value of each reporting unit exceeded their carrying values and, as a result, no impairment existed.

The Company completed its transitional impairment evaluation of goodwill during the second quarter of 2002. The fair values of all reporting units (as of January 1, 2002) exceeded their carrying values and, as a result, no impairment existed. The Company completed its 2002 annual impairment evaluation of goodwill in the fourth quarter of 2002. The fair values of all reporting units exceeded their carrying values and, as a result, no impairment existed.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Accounts payable	$ 2,108	$ 3,843
Accrued compensation	1,937	1,529
Accrued royalties	—	256
Accrued commissions	2,994	2,585
Accrued taxes	1,097	910
Barter payable	1,784	1,589
Accrued professional fees	1,120	1,947
Due to seller of acquired companies	534	995
Accrued restructuring costs	289	621
Accrued interest	857	1,385
Accrued employee benefits	2,808	2,341
Accrued acquisition liabilities	140	670
Other	3,410	2,829
Total accounts payable and accrued expenses	$19,078	$21,500

7. Derivative Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Fair value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity.

The Company entered into a LIBOR-based interest rate swap arrangement in March of 2003 to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. The interest rate swap changes the variable-rate cash flow exposure on the credit facility to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, Cumulus receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate long-term debt. This swap agreement is accounted for as a qualifying cash flow hedge of the future variable-rate interest payments in accordance with SFAS No. 133, whereby changes in the fair market value are reflected as adjustments to the fair value of the derivative instrument as reflected on the accompanying consolidated balance sheets.

The fair value of the interest rate swap agreement is determined periodically by obtaining quotations from the financial institution that is the counterparty to the Company's swap arrangement. The fair value represents an estimate of the net amount that Cumulus would receive if the agreement was transferred to another party or cancelled as of the date of the valuation. Changes in the fair value of the interest rate swap are reported in accumulated other comprehensive income, or AOCI, which is an element of stockholders' equity. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings. During the years ended December 31, 2004 and 2003, approximately $1.8 million and $2.0 million, respectively, related to the interest rate swap was reported as interest expense and represent a yield adjustment of the hedged debt obligation. The balance sheet as of December 31, 2004 and 2003 reflect other long-term assets of $3.9 million and $1.5 million, respectively, to reflect the fair value of the swap agreement.

In order to affect the lowest fixed rate under the swap arrangement, Cumulus also entered into an interest rate option agreement, which provides for the counterparty to the agreement, Bank of America, to unilaterally extend the period of the swap for two additional years, from March of 2006 through March of 2008. This option may only be exercised in March of 2006. This instrument is not highly effective in mitigating the risks in cash flows, and therefore is deemed speculative and its changes in value are accounted for as a current element of operating results. Interest expense for the years ended December 31, 2004 and 2003 include $0.4 million and $0.6 million, respectively, of net gains which increased the fair value of the option agreement. The balance sheet as of December 31, 2004 and 2003 reflect other long-term liabilities of $0.1 million and $0.5 million, respectively, to reflect the fair value of the option agreement. This amount represents the ineffectiveness of this instrument in effectively managing cash flow risk.

8. Long-Term Debt

The Company's long-term debt consists of the following at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Term loan and revolving credit facilities at — 4.15% and 3.6%, respectively	$482,102	$477,344
Other	—	10,000
	482,102	487,344
Less: Current portion of long-term debt	(40,957)	(27,313)
	$441,145	$460,031

A summary of the future maturities of long-term debt follows (dollars in thousands):

2005	$ 40,957
2006	43,490
2007	43,491
2008	43,491
2009	237,241
Thereafter	73,432
	$482,102

On January 29, 2004 the Company completed an amendment and restatement of its existing credit agreement governing its credit facility (the "Credit Facility"), which reduced the margin applicable to both Alternative Base Rate and Adjusted LIBO Rate borrowings under its $325.0 million eight-year term loan facility. The January 29, 2004 amendment and restatement did not change any other material terms or restrictive covenants under the credit agreement. In connection with the amendment and restatement, the Company incurred $0.5 million of professional fees, which have been included in losses on early extinguishment of debt on the consolidated statements of operations.

On July 15, 2004 the Company completed another amendment and restatement of its existing Credit Agreement. Under the terms of this amendment and restatement, $100.0 million of principal outstanding under the eight-year term loan facility was retired and simultaneously redrawn under the seven-year term loan facility. In the aggregate there were no changes in amounts outstanding under the Credit Facility as a result of the amendment and restatement. The amendment and restatement also reduced by 0.5% the margin applicable to both Alternate Base Rate and Adjusted LIBO Rate borrowings under both the seven-year and eight-year term loan facilities. In addition, certain financial restrictive covenants were amended as a part of the amendment and restatement, which generally give the Company greater flexibility during fiscal years 2004 and 2005. The terms of the seven-year revolving commitment were not amended. In connection with the amendment and restatement of the Credit Agreement, the Company recorded a loss on early extinguishments of debt of $2.1 million, which was comprised of a $1.5 million write-off of previously capitalized debt issuance costs and $0.6 million of legal and professional fees.

On November 18, 2004, the Company again completed an amendment and restatement of its existing Credit Agreement (as amended and restated, the "Credit Agreement"), which, among other things provided for (a) an increase in the existing revolving credit facility of $75.0 million to an aggregate principal amount of $181.9 million and (b) a new eight year term loan facility in the aggregate principal amount of $75.0 million. The amendment and restatement also provided for an increase in the amount of cash proceeds that may be used to purchase shares of the Company's Class A Common Stock from $15.0 million to $100.0 million and new parameters for the Company's required Total Leverage Ratio and Senior Leverage Ratio (each as defined by the Credit Agreement).

The Credit Facility consists of a seven-year revolving commitment of $181.9 million, a seven-year term loan facility of $202.7 million, an eight-year term loan facility of $220.9 million and an eight year term loan facility of $75.0 million. The amount available under the seven-year revolving commitment will be automatically reduced by 17.5% of the initial aggregate principal amount ($181.9 million) in fiscal year 2006, 33.0% in fiscal year 2007, 37.0% in fiscal 2008 and 12.5% in fiscal year 2009. During 2004, the Company made scheduled principal payments of $20.8 million on the seven-year term loan facility and $2.9 million on the eight-year term loan facilities. In connection with various acquisitions completed in 2004, the Company drew down a total of $21.5 million under its seven-year revolving loan commitment and subsequently repaid $20.5 million of those borrowings during the year. Outstanding revolving loan borrowings of $47.5 million as of November 18, 2004 were repaid with the proceeds of the $75.0 million eight year term loan borrowing funded on that date. As of December 31, 2004, $187.5 million was outstanding under the seven-year term loan facility and $294.6 million was outstanding under the eight-year term loan facilities.

The Company's obligations under the Credit Facility are secured by a pledge of substantially all of its assets in which a security interest may lawfully be granted (including FCC licenses held by its subsidiaries), including, without limitation, intellectual property, real property, and all of the capital stock of the Company's direct and indirect domestic subsidiaries (except the capital stock of BSI) and 65% of the capital stock of any first-tier foreign subsidiary. The obligations under the Credit Facility are also guaranteed by each of the direct and indirect domestic subsidiaries, except BSI, and are required to be guaranteed by any additional subsidiaries acquired by the Company.

Both the revolving commitment and the term loan borrowings under the Credit Facility bear interest, at the Company's option, at a rate equal to the Alternate Base Rate (as defined under the terms of our Credit Agreement, 5.25% as of December 31, 2004) plus a margin ranging between 0.25% to 0.75%, or the Adjusted LIBO Rate (as defined under the terms of the Credit Agreement, 2.44% as of December 31, 2004) plus a margin ranging between 1.25% to 1.75% (in each case dependent upon the leverage ratio of the Company). At December 31, 2004 the Company's effective interest rate, excluding the interest rate swap agreement discussed below, on loan amounts outstanding under the Credit Facility was 4.15%.

In March 2003, the Company entered into an interest rate swap agreement that effectively fixed the interest rate, based on LIBOR, on $300.0 million of its current floating rate bank borrowings for a three-year period. As a result and including the fixed component of the swap, at December 31, 2004, the Company's effective interest rate on loan amounts outstanding under the Credit Facility is 3.88%.

A commitment fee calculated at a rate ranging from 0.50% to 0.75% per annum (depending upon the Company's utilization rate) of the average daily amount available under the revolving lines of credit is payable quarterly in arrears, and fees in respect of letters of credit issued under the Credit Agreement equal to the interest rate margin then applicable to Eurodollar Rate loans under the seven-year revolving credit facility are payable quarterly in arrears. In addition, a fronting fee of 0.25% is payable quarterly to the issuing bank.

The seven-year term loan borrowings are repayable in quarterly installments. The remaining scheduled annual amortization is $38.0 million for fiscal 2005, $40.5 million for each of fiscal 2006, 2007 and 2008 and $27.9 million for fiscal 2009. The eight-year term loans are also repayable in quarterly installments. The scheduled annual amortization is $3.0 million in each of fiscal years 2005, 2006, 2007, 2008, $209.4 million in fiscal 2009 and $73.4 million in fiscal 2010. The amount available under the seven-year revolving commitment will be automatically reduced in quarterly installments as described above and in the Credit Agreement. Certain mandatory prepayments of the term loan facilities and reductions in the availability of the revolving commitment are required to be made including: (i) 100% of the net proceeds from the incurrence of certain indebtedness; and (ii) 100% of the net proceeds from certain asset sales.

Under the terms of the Credit Agreement, the Company is subject to certain restrictive financial and operating covenants, including but not limited to maximum leverage covenants, minimum interest and fixed charge coverage covenants, limitations on asset dispositions and the payment of dividends. The failure to comply with the covenants would result in an event of default, which in turn would permit acceleration of debt under the Credit Agreement. At December 31, 2004, the Company was in compliance with such financial and operating covenants.

The terms of the Credit Agreement contain events of default after expiration of applicable grace periods, including failure to make payments on the Credit Facility, breach of covenants, breach of representations and warranties, invalidity of the Credit Agreement and related documents, cross default under other agreements or conditions relating to indebtedness of the Company or its restricted subsidiaries, certain events of liquidation, moratorium, insolvency, bankruptcy or similar events, enforcement of security, certain litigation or other proceedings, and certain events relating to changes in control. Upon the occurrence of an event of default under the terms of the Credit Agreement, the majority of the lenders are able to declare all amounts under our Credit Facility to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral. The majority of the banks extending credit under each term loan facility and the majority of the banks under each revolving credit facility may terminate such term loan facility and such revolving credit facility, respectively, upon an event of default.

Debt issuance costs are being amortized as interest expense over eight years for the Credit Facility.

We had previously issued a $10.0 million promissory note in 2003 in connection with the acquisition of radio stations in Kansas City, Missouri. The Company prepaid the note in its entirety in August 2004.

We had previously issued $160.0 million in aggregate principal amount of our Notes. During the fourth quarter of 2002 and the first quarter of 2003, the Company completed the repurchase of $57.5 million in aggregate principal of the Notes. Related to the $30.1 million in aggregate principal of the Notes purchased during the first quarter of 2003, the Company paid a premium of $2.4 million. In April 2003, the Company completed a tender offer and consent solicitation relating to its outstanding Notes. In the tender offer, $88.8 million in principal amount of the Notes were repurchased by the Company and canceled, leaving $13.7 million of the Notes outstanding. Pursuant to the consent solicitation, substantially all of the restrictive covenants in the indenture governing the Notes were eliminated. As permitted by the terms of indenture governing the Notes, the Company called for and completed the redemption of all of the outstanding Notes on July 3, 2003. The Notes were redeemed at a redemption price of 105.188% of the principal amount ($0.7 million in redemption premium), plus accrued interest through July 2, 2003. During 2003, the Company wrote-off $3.0 million of debt issuance costs, $0.2 million in professional fees and $9.1 million in redemption premiums related to these repurchases of the Notes, which are included in losses on early extinguishment of debt on the consolidated statements of operations.

9. Redeemable Preferred Stock

We issued $125.0 million of our Series A Preferred Stock in our initial public offerings on July 1, 1998. The holders of the Series A Preferred Stock were entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share of Series A Preferred Stock, payable quarterly, in arrears. On or before July 1, 2003, we could have, at our option, paid dividends in cash or in additional fully paid and non-assessable shares of Series A Preferred Stock. From July 1, 1998 until March 31, 2002, we issued an additional $41.9 million of shares of Series A Preferred Stock as dividends on the Series A Preferred Stock. Prior to the redemption of all of the outstanding shares of the Series A Preferred Stock on July 7, 2003, as discussed below, all of the dividends on the Series A Preferred Stock were paid in shares, except for (1) a $3.5 million cash dividend paid on January 1, 2000 to holders of record on December 15, 1999 for the period commencing October 1, 1999 and ending December 31, 1999, (2) a $4.6 million cash dividend paid on April 2, 2002 to holders of record on March 15, 2002 for the period commencing January 1, 2002 and ending March 31, 2002, (3) a $4.6 million cash dividend paid on June 28, 2002 to holders of record on June 14, 2002 for the period commencing April 1, 2002 and ending June 30, 2002, (4) a $2.6 million cash dividend paid on October 1, 2002 to holders of record on September 15, 2002 for the period commencing on July 1, 2002 and ending September 30, 2002, (5) a $0.5 million cash dividend paid on January 2, 2003 to holders of record on December 15, 2002 for the period commencing on October 1, 2002 and ending December 31, 2002, (6) a $0.3 million cash dividend paid on April 1, 2003 to holders of record on March 15, 2003 for the period commencing on January 1, 2003 and ending March 31, 2003 and (7) a $0.3 million cash dividend paid on July 1, 2003 to holders of record on June 15, 2003 for the period commencing on April 1, 2003 and ending June 30, 2003.

During the third and fourth quarter of 2002 and the first quarter of 2003, the Company negotiated and completed the repurchase of 125,221 shares of its Series A Preferred Stock for $140.8 million in cash. The Company paid a redemption premium of $0.6 million associated with the repurchases of 4,900 shares during the first quarter of 2003. Total redemption premiums of $1.2 million has been included as a component of preferred stock dividends and redemption premiums in the accompanying Consolidated Statements of Operations. On July 7, 2003 the Company completed the redemption of the remaining 9,268 shares of the Series A Preferred Stock and paid a redemption premium of $0.6 million plus accrued dividends through July 6, 2003, all in accordance with the terms and conditions of the stock designations governing the Series A Preferred Stock.

10. Stockholders' Equity

(a) Common Stock

Each share of Class A Common Stock entitles its holders to one vote.

Except upon the occurrence of certain events, holders of the Class B Common Stock are not entitled to vote. The Class B Common Stock is convertible at any time, or from time to time, at the option of the holder of such Class B Common Stock (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock on a share-for-share basis; provided that the Board of Directors has determined that the holder of Class A Common Stock at the time of conversion would not disqualify the Company under, or violate, any rules and regulations of the FCC.

Subject to certain exceptions, each share of Class C Common Stock entitles its holders to ten votes. The Class C Common Stock is convertible at any time, or from time to time, at the option of the holder of such Class C Common Stock (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock on a share-for-share basis; provided that the Board of Directors has determined that the holder of Class A Common Stock at the time of conversion would not disqualify the Company under, or violate, any rules and regulations of the FCC.

(b) Share Repurchases

On September 28, 2004, the Board of Directors of the Company authorized the purchase, from time to time, of up to $100.0 million of its Class A Common Stock, subject to the terms of the Credit Agreement.

In October 2004 and consistent with the Board approved repurchase plan, the Company repurchased 1,004,429 shares of its Class A Common Stock in the open market at an average repurchase price of $14.56 per share. As of December 31, 2004, net of shares repurchased and held in treasury, the Company had 56,673,567 shares of Class A Common Stock outstanding.

As of December 31, 2004, the Company had authority to repurchase an additional $85.4 million of the Company's Class A Common Stock.

(c) Stock Purchase Plan

In 1999, the Company's Board of Directors adopted and the Company's stockholders subsequently approved the Employee Stock Purchase Plan. The Employee Stock Purchase Plan is designed to qualify for certain income tax benefits for employees under the Section 423 of the Internal Revenue Code. The plan allows qualifying employees to purchase Class A Common Stock at the end of each calendar year, commencing with the calendar year beginning January 1, 1999, at 85% of the lesser of the fair market value of the Class A Common Stock on the first and last trading days of the year. The amount each employee can purchase is limited to the lesser of (i) 15% of pay or (ii) $0.025 million of stock value on the first trading day of the year. An employee must be employed at least six months as of the first trading day of the year in order to participate in the Employee Stock Purchase Plan.

In June 2002, the Company's stockholders approved an amendment to the Employee Stock Purchase Plan which increased the aggregate number of shares of Class A Common Stock available for purchase under the plan from 1,000,000 shares to 2,000,000, an increase of 1,000,000 shares.

The following table summarizes the number of shares of Class A Common stock issued as a result of employee participation in the Employee Stock Purchase Plan since its inception in 1999 (in thousands, except per share amounts):

Issue Date	Issue Price	Class A Common Shares Issued
January 10, 2000	$ 14.18	17,674
January 17, 2001	$ 3.08	50,194
January 8-23, 2002	$3.1875	558,161
January 2-24, 2003	$ 12.61	124,876
January 26-30, 2004	$ 13.05	130,194
January 2-28, 2005	$ 12.82	136,110

Following the issuance of shares in January 2005, related to the 2004 plan year, there remain 982,791 shares of Class A Common Stock authorized and available under the Employee Stock Purchase Plan.

11. Stock Options

2004 Equity Incentive Plan

The Board of Directors adopted the 2004 Equity Incentive Plan on March 19, 2004. The 2004 Equity Incentive Plan was subsequently approved by the Company's stockholders on April 30, 2004. The purpose of the 2004 Equity Incentive Plan is to attract and retain officers, key employees, non-employee directors and consultants for the Company and its subsidiaries and to provide such persons incentives and rewards for superior performance. The aggregate number of shares of Class A Common Stock subject to the 2004 Equity Incentive Plan is 2,795,000. Of the aggregate number of shares of Class A Common Stock available, up to 1,400,000 shares may be granted as incentive stock options, or ISOs, and up to 925,000 shares may be awarded as either restricted or deferred shares. In addition, no one person may receive options exercisable for more than 500,000 shares of Class A Common Stock in any one calendar year.

The 2004 Equity Incentive Plan permits the Company to grant nonqualified stock options and ISOs, as defined in Section 422 of the Code. The exercise price of an option awarded under the 2004 Equity Incentive Plan may not be less than the closing price of the Class A Common Stock on the last trading day before the grant. Options will be exercisable during the period specified in each award agreement and will be exercisable in installments pursuant to a Board-designated vesting schedule. The Board may also provide for acceleration of options awarded in the event of a change in control, as defined by the 2004 Equity Incentive Plan.

The Board may also authorize the grant or sale of restricted stock to participants. Each such grant will constitute an immediate transfer of the ownership of the restricted shares to the participant, entitling the participant to voting, dividend and other ownership rights, but subject to substantial risk of forfeiture for a period of not less than two years (to be determined by the Board at the time of the grant) and restrictions on transfer (to be determined by the Board at the time of the grant). The Board may also provide for the elimination of restrictions in the event of a change in control.

Finally, the Board may authorize the grant or sale of deferred stock to participants. Awards of deferred stock constitute an agreement we make to deliver shares of our Class A Common Stock to the participant in the future, in consideration of the performance of services, but subject to the fulfillment of such conditions during the deferral period as the Board may specify. The grants or sales of deferred stock will be subject to a deferral period of at least one year. During the deferral period, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the deferred shares, including no right to vote such shares, though the Board may authorize the payment of any dividend equivalents on the shares. The Board may also provide for the elimination of the deferral period in the event of a change in control.

No grant, of any type, may be awarded under the 2004 Equity Incentive Plan after April 30, 2014.

The Board of Directors administers the 2004 Equity Incentive Plan. The Board of Directors may from time to time delegate all or any part of its authority under the 2004 Plan to the Compensation Committee of the Board. The Board of Directors has full and exclusive power to interpret the 2004 Equity Incentive Plan and to adopt rules, regulations and guidelines for carrying out the 2000 Stock Incentive Plan as it may deem necessary or proper.

Under the 2004 Equity Incentive Plan, current and prospective employees, non-employee directors, consultants or other persons who provide services to the Company are eligible to participate. As of December 31, 2004, there are outstanding options to purchase a total of 1,025,000 shares of Class A Common Stock at an exercise price of $19.38 per share under the 2004 Equity Incentive Plan. These options vest quarterly over four years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 2004 Equity Incentive Plan.

2002 Stock Incentive Plan

The Board of Directors adopted the 2002 Stock Incentive Plan on March 1, 2002. The purpose of the 2002 Stock Incentive Plan is to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to the Company's operations and reward them for making major contributions to the success of the Company. The aggregate number of shares of

Class A Common Stock subject to the 2002 Stock Incentive Plan is 2,000,000, all of which may be granted as incentive stock options. In addition, no one person may receive options for more than 500,000 shares of Class A Common Stock in any one calendar year.

The 2002 Stock Incentive Plan permits the Company to grant nonqualified stock options and incentive stock options ("ISOs"), as defined in Sections 422 of the Internal Revenue Code of 1986, as amended (the "Code"). No options may be granted under the 2002 Stock Incentive Plan after May 3, 2012.

The Compensation Committee administers the 2002 Stock Incentive Plan. The Compensation Committee has full and exclusive power to interpret the 2002 Stock Incentive Plan and to adopt rules, regulations and guidelines for carrying out the 2002 Stock Incentive Plan as it may deem necessary or proper.

Under the 2002 Stock Incentive Plan, current and prospective employees, non-employee directors, consultants or other persons who provide services to the Company are eligible to participate. As of December 31, 2004, there were outstanding options to purchase a total of 1,814,723 shares of Class A Common Stock at exercise prices ranging from $14.03 to $19.38 per share under the 2002 Stock Incentive Plan. These options vest quarterly over four years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 2002 Stock Incentive Plan.

2000 Stock Incentive Plan

The Board of Directors adopted the 2000 Stock Incentive Plan on July 31, 2000, and subsequently amended the Plan on February 23, 2001. The 2000 Stock Incentive Plan was subsequently approved by the Company's stockholders on May 4, 2001. The purpose of the 2000 Stock Incentive Plan is to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to the Company's operations and reward them for making major contributions to the success of the Company. The aggregate number of shares of Class A Common Stock subject to the 2000 Stock Incentive Plan is 2,750,000, all of which may be granted as incentive stock options. In addition, no one person may receive options for more than 500,000 shares of Class A Common Stock in any one calendar year.

The 2000 Stock Incentive Plan permits the Company to grant nonqualified stock options and ISOs, as defined in Sections 422 of the Code. No options may be granted under the 2000 Stock Incentive Plan after October 4, 2010.

The Compensation Committee administers the 2000 Stock Incentive Plan. The Compensation Committee has full and exclusive power to interpret the 2000 Stock Incentive Plan and to adopt rules, regulations and guidelines for carrying out the 2000 Stock Incentive Plan as it may deem necessary or proper.

Under the 2000 Stock Incentive Plan, current and prospective employees, non-employee directors, consultants or other persons who provide services to the Company are eligible to participate. As of December 31, 2004, there are outstanding options to purchase a total of 2,206,928 shares of Class A Common Stock at exercise prices ranging from $3.75 to $14.62 per share under the 2000 Stock Incentive Plan. These options vest, in general, quarterly over four years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 2000 Stock Incentive Plan.

1999 Stock Incentive Plan

In 1999, the Company's Board of Directors and the Company's stockholders adopted the 1999 Stock Incentive Plan to provide officers, other key employees and non-employee directors of the Company (other than participants in the Company's Executive Plan described below), as well as consultants to the Company, with additional incentives by increasing their proprietary interest in the Company. An aggregate of 900,000 shares of Class A Common Stock are subject to the 1999 Stock Incentive Plan, all of which may be awarded as incentive stock options. In addition, subject to certain equitable adjustments, no one person will be eligible to receive options for more than 300,000 shares in any one calendar year.

The 1999 Stock Incentive Plan permits the Company to grant awards in the form of non-qualified stock options and ISO's. All stock options awarded under the plan will be granted at an exercise price of not less than fair market value of the Class A Common Stock on the date of grant. No award will be granted under the 1999 Stock Incentive Plan after August 30, 2009.

The 1999 Stock Incentive Plan is administered by the Compensation Committee of the Board, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The Compensation Committee has discretion to determine the individuals to whom awards are granted, the amount of such award, any applicable vesting schedule, whether awards vest upon the occurrence of a Change in Control (as defined in the plan) and other terms of any award. The Compensation Committee may delegate to certain senior officers of the Company its duties under the plan subject to such conditions or limitations as the Compensation Committee may establish. Any award made to a non-employee director must be approved by the Company's Board of Directors. In the event of any changes in the capital structure of the Company, the Compensation Committee will make proportional adjustments to outstanding awards so that the net value of the award is not changed.

As of December 31, 2004, there are outstanding options to purchase a total of 851,754 shares of Class A Common Stock exercisable at prices ranging from $6.4375 to $27.875 per share under the 1999 Stock Incentive Plan. These options vest, in general, over five years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 1999 Stock Incentive Plan.

1998 Stock Incentive Plan

In 1998, the Company adopted the 1998 Stock Incentive Plan. An aggregate of 1,288,834 shares of Class A Common Stock are subject to the 1998 Stock Incentive Plan, all of which may be awarded as incentive stock options, and a maximum of 100,000 shares of Class A Common Stock may be awarded as restricted stock. In addition, subject to certain equitable adjustments, no one person will be eligible to receive options for more than 300,000 shares in any one calendar year and the maximum amount of restricted stock which will be awarded to any one person during any calendar year is $0.5 million.

The 1998 Stock Incentive Plan permits the Company to grant awards in the form of non-qualified stock options and ISO's and restricted shares of Class A Common Stock. All stock options awarded under the plan will be granted at an exercise price of not less than fair market value of the Class A Common Stock on the date of grant. No award will be granted under the 1998 Stock Incentive Plan after June 22, 2008.

The 1998 Stock Incentive Plan is administered by the Compensation Committee of the Board, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The Compensation Committee has discretion to determine the individuals to whom awards are granted, the amount of such award, any applicable vesting schedule, whether awards vest upon the occurrence of a Change in Control (as defined in the 1998 Stock Incentive Plan) and other terms of any award. The Compensation Committee may delegate to certain senior officers of the Company its duties under the plan subject to such conditions or limitations as the Compensation Committee may establish. Any award made to a non-employee director must be approved by the Company's Board of Directors. In the event of any changes in the capital structure of the Company, the Compensation Committee will make proportional adjustments to outstanding awards so that the net value of the award is not changed.

As of December 31, 2004, there are outstanding options to purchase a total of 1,134,758 shares of Class A Common Stock exercisable at prices ranging from $5.92 to $15.00 per share under the 1998 Stock Incentive Plan. These options vest, in general, over five years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 1998 Stock Incentive Plan.

1999 Executive Stock Incentive Plan

In 1999, the Company's Board of Directors and the Company's stockholders adopted the 1999 Executive Stock Incentive Plan (the "1999 Executive Plan") to provide certain key executives of the Company with additional incentives by increasing their proprietary interest in the Company. An aggregate of 1,000,000 shares of Class A Common Stock or C Common Stock are subject to the 1999 Executive Plan. In addition, no one person will be eligible to receive options for more than 500,000 shares in any one calendar year. In accordance with the terms of the 1999 Executive Plan, Richard W. Weening, former Executive Chairman, Treasurer and Director, and Lewis W. Dickey, Jr., Chairman, President and Chief Executive Officer are the sole participants in the 1999 Executive Plan.

The 1999 Executive Plan permits the Company to grant awards in the form of non-qualified stock options and ISO's.

Stock options under the 1999 Executive Plan were granted on August 30, 1999 and April 12, 2001 at exercise prices ranging from $5.92 to $27.875 per share and generally vest quarterly in equal installments over a four-year period (subject to accelerated vesting in certain circumstances).

The 1999 Executive Plan is administered by the Compensation Committee of the Board, which will have exclusive authority to grant awards under the Executive Plan and to make all interpretations and determinations affecting the 1999 Executive Plan. In the event of any changes in the capital structure of the Company, the Compensation Committee will make proportional adjustments to outstanding awards granted under the 1999 Executive Plan so that the net value of the award is not changed. As of December 31, 2004, there are outstanding options to purchase a total of 500,000 shares of Class C Common Stock and 406,250 shares of Class A Common Stock under the 1999 Executive Plan.

1998 Executive Stock Incentive Plan

In 1998, the Company's Board of Directors adopted the 1998 Executive Stock Incentive Plan (the "1998 Executive Plan"). An aggregate of 2,001,380 shares of Class A or C Common Stock are subject to the 1998 Executive Plan. In addition, no one person will be eligible to receive options for more than 1,000,690 shares in any one calendar year. In accordance with the terms of the 1998 Executive Plan, Richard W. Weening, former Executive Chairman, Treasurer and Director, and Lewis W. Dickey, Jr., Chairman, President and Chief Executive Officer, are the sole participants in the 1998 Executive Plan.

The 1998 Executive Plan permits the Company to grant awards in the form of non-qualified stock options and ISO's.

Stock options under the 1998 Executive Plan were granted on July 1, 1998 and are divided into three groups. Group 1 consists of time vested options with an exercise price equal to $14.00 per share and vest quarterly in equal installments over a four-year period (subject to accelerated vesting in certain circumstances). Group 2 and Group 3 also consist of time-based options which vest in four equal annual installments on July 1, 1999, July 1, 2000, July 1, 2001 and July 1, 2002 (subject to accelerated vesting in certain circumstances). The first installment of both the Group 2 options and Group 3 options were exercisable at a price of $14.00 per share on July 1, 1999 and subsequent installments are exercisable at a price 15% (or 20% in the case of Group 3 options) greater than the prior year's exercise price for each of the next three years. Stock options under the 1998 Executive Plan were also granted on April 12, 2001. These options vest quarterly in equal installments over a four year period and were issued with an exercise price of $5.92.

The 1998 Executive Plan is administered by the Compensation Committee of the Board, which will have exclusive authority to grant awards under the 1998 Executive Plan and to make all interpretations and determinations affecting the 1998 Executive Plan. In the event of any changes in the capital structure of the Company, the Compensation Committee will make proportional adjustments to outstanding awards granted under the 1998 Executive Plan so that the net value of the award is not changed. As of December 31, 2004, there are outstanding options to purchase a total of 1,000,690 shares of Class C Common Stock and 906,702 shares of Class A Common Stock under the 1998 Executive Plan.

The following tables represent a summary of options outstanding and exercisable at and activity during the years ended December 31, 2004, 2003 and 2002:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	7,135,947	$13.42
Granted	1,693,000	14.74
Exercised	(231,973)	8.29
Canceled	(600,784)	21.90
Outstanding at December 31, 2002	7,996,190	$13.22
Granted	1,407,200	15.35
Exercised	(233,267)	7.52
Canceled	(132,531)	13.73
Outstanding at December 31, 2003	9,037,592	$13.71
Granted	1,085,000	19.38
Exercised	(162,165)	7.19
Canceled	(113,622)	17.81
Outstanding at December 31, 2004	9,846,805	$14.40

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices	Outstanding as of December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of December 31, 2004	Weighted Average Exercise Price
$ 2.79 - $ 5.58	73,377	5.9 years	$ 3.94	73,377	$ 3.94
$ 5.58 - $ 8.36	2,591,864	6.0 years	$ 6.19	2,507,037	$ 6.20
$ 8.36 - $11.15	32,437	5.9 years	$ 9.11	30,561	$ 9.11
$11.15 - $13.94	184,000	6.8 years	$12.80	153,498	$12.79
$13.94 - $16.73	4,080,743	6.2 years	$14.38	3,076,741	$14.37
$16.73 - $19.51	1,660,571	8.3 years	$19.02	567,465	$18.39
$19.51 - $22.30	171,994	3.5 years	$20.67	171,994	$20.67
$22.30 - $25.09	93,815	3.5 years	$24.19	93,815	$24.19
$25.09 - $27.88	958,004	4.6 years	$27.88	958,004	$27.88
	9,846,805	6.3 years	$14.40	7,632,492	$13.79

12. Income Taxes

Total income taxes for the years ended December 31, 2004, 2003 and 2002 were allocated as follows:

	2004	2003	2002
Income tax expense (benefit) from continuing operations	$25,547	$24,678	$ 76,357
Cumulative effect of a change in accounting principle	—	—	(15,486)
Total income tax expense (benefit)	$25,547	$24,678	$ 60,871

Income tax expense (benefit) for the years ended December 31, 2004, 2003, and 2002 consisted of the following (dollars in thousands):

	2004	2003	2002
Current tax expense:			
Federal	$ —	$ —	$ —
State and local	—	—	—
	—	—	—
	—	—	—
Total current expense	$ —	$ —	$ —
Deferred tax expense:			
Federal	25,547	23,132	67,042
State and local	—	1,546	9,315
Total deferred expense	25,547	24,678	76,357
Total income tax expense	$25,547	$24,678	$ 76,357

Total income tax expense (benefit) differed from the amount computed by applying the federal statutory tax rate of 35% for the years ended December 31, 2004, 2003 and 2002 due to the following (dollars in thousands):

	2004	2003	2002
Pretax income at federal statutory rate	$19,571	$10,402	$ 8,856
Change in beginning-of-the-year balance of the valuation allowance for deferred tax assets allocated to income tax expense upon adoption of SFAS No. 142	—	—	57,893
State income tax expense, net of federal benefit	2,729	2,996	1,234
Nondeductible goodwill	—	—	—
Income on foreign operations	(84)	(63)	(7)
Other	155	169	60
Increase in valuation allowance	3,176	11,174	8,321
Net income tax expense	$25,547	$24,678	$76,357

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Current deferred tax assets:		
Accounts receivable	$ 1,051	$ 930
Accrued expenses and other	2,606	5,200
Current deferred tax assets	3,657	6,130
Less: valuation allowance	(3,241)	(5,383)
Net current deferred tax assets	416	747
Noncurrent deferred tax assets:		
Intangible and other assets	4,129	4,424
Other liabilities	1,729	2,081
Net operating loss	85,846	82,941
Noncurrent deferred tax assets	91,704	89,446
Less: valuation allowance	(81,330)	(78,549)
Net noncurrent deferred tax assets	10,374	10,897
Noncurrent deferred tax liabilities:		
Intangible assets	232,284	181,045
Property and equipment	10,722	11,625
Other	1,610	1,565
Noncurrent deferred tax liabilities	244,616	194,235
Net noncurrent deferred tax liabilities	234,242	183,338
Net deferred tax liabilities	$233,826	$182,591

Deferred tax assets and liabilities are computed by applying the Federal income tax rate in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carryforwards. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these temporary differences become deductible.

During the twelve months ended December 31, 2004, the Company recorded deferred tax expense of $25.7 million to establish valuation allowances against net operating loss carry-forwards generated during the current year, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes, but is not amortized in the financial statements. This charge was partially offset by a $0.1 million tax benefit and reduction in valuation allowance resulting from certain adjustments made to net operating loss carry-forwards in the Company's 2003 tax return. In addition, the Company recorded a $22.4 million reduction in the valuation allowance resulting from the utilization of loss carry-forwards against current year taxable income, and a $2.5 million reduction in the valuation allowance resulting from the acquisition of deferred tax liabilities in purchase accounting that are scheduled to reverse within the Company's net operating loss carry-forward period.

During the twelve months ended December 31, 2003, the Company recorded deferred tax expense of $23.3 million to establish valuation allowances against net operating loss carry-forwards generated during the current year, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes, but is not amortized in the financial statements. This charge was partially offset by a $0.3 million tax benefit and reduction in valuation allowance resulting from certain adjustments made to net operating loss carry-forwards in the Company's 2002 tax return. In addition, the Company recorded an $11.8 million reduction in the valuation allowance resulting from the utilization of loss carry-forwards against current year taxable income, and a $0.9 million reduction in the valuation allowance resulting from the acquisition of deferred tax liabilities in purchase accounting that are scheduled to reverse within the Company's net operating loss carry-forward period.

During 2002 and in connection with the elimination of amortization of broadcast licenses upon the adoption of SFAS No. 142, the reversal of the Company's deferred tax liabilities relating to those intangible assets is no longer assured within the Company's net operating loss carry-forward period. As a result, the Company determined it was necessary to establish a valuation allowance against its deferred tax assets, net of deferred tax liabilities unrelated to broadcast licenses and goodwill, and recorded a $57.9 million non cash charge to income tax expense during the first quarter of 2002. In addition to this charge, the Company established a valuation allowance of $7.3 million against deferred tax assets created when certain broadcast licenses were written down as a result of the transitional impairment test for broadcast licenses upon the adoption of SFAS No. 142. This $7.3 million valuation allowance was recorded as a reduction of the tax benefit within the cumulative effect of a change in accounting principle recorded upon the adoption of SFAS No. 142. The Company also recorded additional deferred tax expense of $18.4 million, including $8.3 million of valuation allowances established against net operating loss carryforwards generated during the year ended December 31, 2002.

Management has determined that it is more likely than not that the Company will realize the benefit of its deferred tax assets, net of the existing valuation allowances, at December 31, 2004.

The foreign operations of the Company have incurred operating losses, the benefit of which remains unlikely. Accordingly, the Company has not recognized a tax benefit for these loss carry forwards since it is not assured it could utilize the loss carry forward in the future.

At December 31, 2004, the Company has federal net operating loss carry forwards available to offset future income of approximately $215.3 million, of which $3.3 million will expire in 2012 and the remaining $212.0 will expire in the years 2018 through 2024.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands, except per share amounts).

	2004	2003	2002
Numerator:			
Net income (loss) before cumulative effect of a change in accounting principle	$30,369	$ 5,041	$(51,053)
Preferred stock dividends, deemed dividends, accretion of discount and redemption premiums	—	(1,908)	(27,314)
Numerator for basic and diluted income (loss) per common share before cumulative effect of a change in accounting principle	$30,369	$ 3,133	$(78,367)
Denominator:			
Denominator for basic income (loss) per common share — Weighted average common shares outstanding	68,789	64,306	54,467
Effect of dilutive securities:			
Options	2,519	2,628	—
Note payable	—	16	—
Denominator for diluted income (loss) per common share	71,308	66,950	54,467
Basic income (loss) per common share:			
Income (loss) per common share before the cumulative effect of a change in accounting principle	$ 0.44	$ 0.05	$ (1.44)
Cumulative effect a change in accounting principle	—	—	(0.76)
Income (loss) per common share	$ 0.44	$ 0.05	$ (2.20)
Diluted income (loss) per common share:			
Income (loss) per common share before the cumulative effect of a change in accounting principle	$ 0.43	$ 0.05	$ (1.44)
Cumulative effect a change in accounting principle	—	—	(0.76)
Income (loss) per common share	$ 0.43	$ 0.05	$ (2.20)

Stock options to purchase 2,696,754 and 1,674,914 shares of common stock were outstanding during the years ended December 31, 2004 and 2003, respectively, but not included in the computation of diluted income (loss) per common share because the option exercise price was greater than the average market price of the common shares for the period. The following potentially dilutive shares were not included in the computation of diluted income (loss) for the year ended December 31, 2002 as their effect would be antidilutive:

	2002
Options to purchase class A common stock	6,495,500
Options to purchase class C common stock	1,500,690
Warrants to purchase class A common stock	37,831
Warrants to purchase class A or B common stock	706,424
Warrants to purchase class B common stock	—

14. Leases

The Company has non-cancelable operating leases, primarily for office space, certain office equipment and vehicles. The operating leases generally contain renewal options for periods ranging from one to ten years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $7.8 million, $6.9 million and $6.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are as follows:

Year Ending December 31:	
2005	$ 7,361
2006	6,277
2007	5,324
2008	4,229
2009	3,109
Thereafter	12,877
	$39,177

15. Commitments and Contingencies

As of December 31, 2004 the Company has entered into various agreements to acquire 13 stations across 7 markets for an aggregate purchase price of approximately $81.6 million in cash and stock. The ability of the Company to complete the pending acquisitions is dependent upon the Company's ability to borrow under the terms of its credit facility or to obtain additional equity and/or debt financing. We intend to finance the cash portion of our pending acquisitions with cash on hand, cash flow from operations, the proceeds of borrowings under our credit facility or future credit facilities, and other to be identified sources. There can be no assurance the Company will be able to obtain such financing beyond cash reserves. As of December 31, 2004, $4.8 million of escrow deposits were outstanding related to the pending transactions. In the event that the Company cannot consummate these acquisitions because of breach of contract, the Company may be liable for approximately $4.8 million in purchase price.

The radio broadcast industry's principal ratings service is Arbitron, which publishes periodic ratings surveys for domestic radio markets. The Company has a five-year agreement with Arbitron under which the Company receives programming ratings materials in a majority of its markets. The Company's remaining obligation under the agreement with Arbitron totals approximately $33.0 million as of December 31, 2004 and will be paid in accordance with the agreement through July 2009.

As disclosed in prior periods, the Company, certain present and former directors and officers of the Company, and certain underwriters of the Company's stock were named as defendants in the matter *In Re Cumulus Media Inc. Securities Litigation* (00-C-391). The action, brought in the United States District Court for the Eastern District of Wisconsin, was a class action on behalf of persons who purchased or acquired the Company's common stock during various time periods between October 26, 1998 and March 16, 2000. Plaintiffs alleged, among other things, violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Sections 11 and 12(a) of the Securities Act of 1933. Specifically, plaintiffs alleged that defendants issued false and misleading statements and failed to disclose material facts concerning, among other things, the Company's financial condition, given the restatement on March 16, 2000 of the Company's results for the first three quarters of 1999. On May 20, 2002, the Court approved a Stipulation and Agreement of Settlement pursuant to which plaintiffs agreed to dismiss each claim against the Company and the other defendants in consideration of $13.0 million and the issuance of 240,000 shares of the Company's Class A Common Stock. Upon Court approval of the Stipulation of Settlement Agreement, a measurement date was reached with respect to the Company's Class A common stock to be issued under the settlement, and the stock portion of the settlement liability will no longer be adjusted each reporting period for changes in the fair value of the Company's Class A Common Stock. The Company had previously funded the $13.0 million cash portion of the settlement on November 30, 2001. Of the $13.0 million funded cash portion of the settlement,

$7.3 million was provided under the Company's preexisting insurance coverage. Of the 240,000 shares of Class A Common Stock to be issued under the settlement, 60,000 shares were initially issued in June 2002 and the remaining 180,000 shares were issued during 2003. On January 14, 2003, the court issued an order authorizing the settlement agent to distribute the cash and shares to the class members. As a result, the cash portion of the settlement was distributed by the settlement agent to the class members in February 2003.

The Company is also a defendant from time to time in various other lawsuits, which are generally incidental to its business. The Company is vigorously contesting all such matters and believes that their ultimate resolution will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. The Company is not a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect.

16. Related Party Transactions

Lewis W. Dickey, Jr. and John W. Dickey each have a 25% ownership interest in Stratford Research, Inc. ("Stratford"), an entity that provided programming and marketing consulting and market research services to the Company from the Company's inception in 1997 through December 31, 2002. Effective January 1, 2003, the Company terminated its agreement with Stratford, replacing those previously outsourced services with an internal market research department. Under the agreement with Stratford, Stratford received approximately $25,000 to evaluate programming at target radio stations. Annual strategic studies cost the Company a minimum of $25,000 negotiable depending on competitive market conditions. Additionally, Stratford provided program-consulting services for contractually specified amounts during the term of the agreement. Total fees paid to Stratford by the Company during 2002 were $2.1 million and all amounts paid are included as a part of station operating expenses in the statements of operations. In determining the fair value of the services under the agreement, management undertook at the inception of the agreement an evaluation of third party vendors. This evaluation supported the fair value of the pricing arrangement between the Company and Stratford, and no circumstances or events occurred that led management to believe that those values were not reflective of fair value during the period of the agreement.

On February 2, 2000 the Company loaned each of Mr. Weening and Mr. L. Dickey $5.0 million, respectively for the purpose of enabling Mr. Weening and Mr. Dickey to purchase 128,000 shares of newly issued shares of Class C Common Stock from the Company. The price of the shares was $39.00 each, which was the approximate market price for the Company's Class A Common Stock on that date. The loans are represented by recourse promissory notes executed by each of Mr. Weening and Mr. L. Dickey, which provide for the payment of interest at 9.0% per annum or the peak rate paid by the Company under its Credit Facility and a note maturity date of December 31, 2003. Pursuant to Mr. L. Dickey's Amended and Restated Employment Agreement dated July 1, 2001, the Company reduced the per annum interest rate on his note to 7% and extended the maturity date of his note to December 31, 2006. In addition, the Amended and Restated Employment Agreement provides for forgiveness of Mr. L. Dickey's note, either in part or in whole, upon the attainment of certain performance targets that include both annual financial targets and stock-price targets. In order for any forgiveness to occur, the Company's closing stock price must be at least $19.275 on any trading day in 2006. Additionally, the note and accrued interest thereon will be forgiven in its entirety, regardless of the attainment of the annual financial targets or the 2006 stock price targets, upon a change in control of the Company, provided that Mr. L. Dickey is employed by the Company upon such change in control or that his employment was terminated within the six-month period immediately preceding a change in control. In accordance with the agreement, the Compensation Committee of the Board of Directors conducted an annual review of Mr. L. Dickey's performance for fiscal 2001, 2002, 2003 and 2004 and determined that the requirements of the first trigger for those years had been satisfied. Only in the event of the satisfaction of the 2006 stock-price consideration, Mr. L. Dickey would be entitled to 80% forgiveness of the loan principal and related interest as of December 31, 2004. On October 14, 2004, the Company entered into a Second Amended and Restated Employment Agreement with Mr. Dickey. This agreement, which provided for changes in Mr. Dickey's compensation, did not amend the provisions with respect to the reduction of Mr. Dickey's February 2000 loan. Those provisions remain in effect according to their original terms and conditions with no changes, consistent with the prior employment agreement entered into in July 2001. Interest accrues on both notes from February 2, 2000 through the respective note maturity dates, and all accrued interest and principal is payable on that date. As of December 31, 2004, the original principal of $5.0 million plus accrued interest remains outstanding from Mr. L. Dickey. On December 31, 2003, Mr. Weening repaid the original principal of $5.0 million plus $0.8 million in accrued interest.

One of the Company's Directors is Ralph B. Everett. Mr. Everett is a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the Firm's Federal Legislative Practice Group. The Company has historically engaged the law firm of Paul, Hastings, Janofsky & Walker LLP on numerous matters dealing with compliance with federal regulations and corporate finance activities. However, effective December 31, 2002, the Company formally terminated its relationship with Paul, Hastings, Janofsky & Walker LLP and, with the exception of the completion of certain on-going matters, will not engage the firm on new matters going forward. No amount was paid to Paul, Hastings, Janofsky & Walker LLP during 2004. Total amounts paid to Paul, Hastings, Janofsky & Walker LLP during fiscal 2003 and 2002 were approximately $0.1 million and $1.9 million, respectively. Of these amounts paid in 2003 and 2002, $0.1 million and $1.3 million, respectively, were capitalized as acquisition or financing costs. The remaining amounts have been included as part of the corporate general and administrative expenses in the statement of operations.

As described in note 2, the Aurora Communications, LLC and DBBC, L.L.C. acquisitions involved counter parties who represent related parties. The transaction with Aurora Communications, LLC involved an affiliate of BA Capital, which owned a majority of the equity of Aurora and owned approximately 840,000 shares of Cumulus' publicly traded Class A Common Stock and approximately 2 million shares of Cumulus' nonvoting Class B Common Stock prior to the acquisition. BA Capital received 8.9 million shares of nonvoting Class B Common Stock in the acquisition. A member of Cumulus' Board of Directors, Robert H. Sheridan, III, is affiliated with BA Capital. The transaction with DBBC, L.L.C. involved related parties including Lewis W. Dickey, Jr., the Chairman, President and Chief Executive Officer, John W. Dickey, Executive Vice President of Cumulus, and their brothers David Dickey and Michael W. Dickey. Mr. L. Dickey is also a member of Cumulus' Board of Directors.

17. Defined Contribution Plan

Effective January 1, 1998, the Company adopted a qualified profit sharing plan under Section 401(k) of the Internal Revenue Code. All employees meeting eligibility requirements are qualified for participation in the plan. Participants in the plan may contribute 1% to 15% of their annual compensation through payroll deductions. Under the plan, the Company will provide a matching contribution of 25% of the first 6% of each participant's contribution. Matching contributions are to be remitted to the plan by the Company monthly. During 2004 and 2003, the Company contributed approximately $0.6 million and $0.4 million to the plan, respectively.

18. Quarterly Results (Unaudited)

The following table presents the Company's selected unaudited quarterly results for the eight quarters ended December 31, 2004 (in thousands, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FOR THE YEAR ENDED DECEMBER 31, 2004				
Net revenue	$65,450	$86,314	$83,976	$84,391
Operating income	10,110	24,195	22,715	21,349
Net income (loss) (1)	(1,984)	13,219	9,282	9,851
Net income (loss) attributable to common stockholders	(1,984)	13,219	9,282	9,851
Basic income (loss) per common share	$ (0.03)	$ 0.19	$ 0.13	$ 0.14
Diluted income (loss) per common share	$ —	$ 0.18	$ 0.13	$ 0.14
FOR THE YEAR ENDED DECEMBER 31, 2003				
Net revenue	$57,975	$74,520	$74,564	$74,912
Operating income	8,730	21,612	19,360	18,167
Net income (loss) (2)	(6,320)	(1,212)	7,675	4,898
Net income (loss) attributable to common stockholders	(7,251)	(1,530)	7,016	4,898
Basic income (loss) per common share	$ (0.12)	$ (0.02)	$ 0.11	$ 0.07
Diluted income (loss) per common share	$ (0.12)	$ (0.02)	$ 0.10	$ 0.07

(1) The quarter ended March 31, 2004 includes a loss on the early extinguishment of debt of $0.5 million, which was recorded in connection with the completion of an amendment and restatement of the Company's credit agreement and the related retirement and replacement of its existing eight year term loan facility. The quarter ended September 30, 2004 includes a loss on the early extinguishment of debt of $2.1 million, which was recorded in connection with the completion of an amendment and restatement of the Company's credit agreement and the related retirement and replacement of its then existing term loans.

(2) The quarter ended March 31, 2003 includes a loss on the early extinguishment of debt of $3.1 million, which was recorded in connection with the repurchase of $30.1 million of the Notes and consisted of $2.4 million of repurchase premiums and a $0.7 million write-off of a portion of the related debt issuance costs. The quarter ended June 30, 2003 includes a loss on the early extinguishment of debt of $11.1 million, which was recorded in connection with the redemption of $88.8 million of the Notes pursuant to a tender offer and consent solicitation completed in April 2003 and the retirement of the Company's existing eight-year term loan facility also completed in April 2003. The $88.8 million charge consisted of $6.0 million in redemption premiums paid, $0.2 million in professional fees paid and the write-off of $2.0 million of previously capitalized debt issue costs related to the Note redemptions and $1.5 million in professional fees paid and the write-off of $1.4 million of previously capitalized debt issue costs related to the term loan retirement. The quarter ended September 30, 2003 includes a loss on the early extinguishment of debt of $1.0 million, which was recorded in connection with the redemption of $13.7 million of the Notes and consisted of $0.7 million of redemption premiums and a $0.3 million write-off of a portion of the related debt issuance costs.

SCHEDULE II

CUMULUS MEDIA INC.

FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS

Fiscal Year	Balance at Beginning of Year	Additions		Write-offs	Balance at End of Year
		Provision for Doubtful Accounts	Acquired Stations(1)		
2004					
Allowance for doubtful accounts	$2,488	3,694	—	(3,532)	$2,650
2003					
Allowance for doubtful accounts	$2,337	3,441	25	(3,315)	$2,488
2002					
Allowance for doubtful accounts	$2,633	2,596	1,044	(3,936)	$2,337

(1) Allowance for doubtful accounts receivable acquired in acquisitions.

STATIONS BY MARKET

Abilene, TX (241)

KBCY FM	Country
KCDD FM	Contemporary Hits
KHXS FM	Rock
KTLT FM	Gospel

Albany, GA (267)

WALG AM	News/Talk/Sports
WKAK FM	Country
WJAD FM	Rock
WEGC FM	Adult Contemporary
WGPC AM	News/Talk/Sports
WNUQ FM	Contemporary Hits
WQVE FM	Urban
WZBN FM	Urban

Amarillo, TX (195)

KPUR AM	News/Talk/Sports
KPUR FM	Oldies
KQIZ FM	Contemporary Hits
KARX FM	Rock
KZRK FM	Rock
KZRK AM	News/Talk/Sports

Appleton-Oshkosh, WI (134)

WOSH AM	News/Talk/Sports
WVBO FM	Oldies
WNAM AM	Nost./Adult Standards
WWWX FM	Rock
WPKR FM	Country

Bangor, ME (214)

WQCB FM	Country
WBZN FM	Contemporary Hits
WDEA AM	Nost./Adult Standards
WEZQ FM	Adult Contemporary
WWMJ FM	Oldies

Beaumont-Pt. Arthur, TX (133)

KTCX FM	Urban
KQXY FM	Contemporary Hits
KQHN AM	Gospel
KIKR AM	News/Talk/Sports
KAYD FM	Country
KSTB FM	Country

Bismarck, ND (281)

KBYZ FM	Rock
KACL FM	Oldies
KKCT FM	Adult Contemporary
KLXX AM	News/Talk/Sports

Blacksburg, VA (NR)

WFNR FM	Contemporary Hits
WWBU FM	News/Talk/Sports
WBRW FM	Rock
WPSK FM	Country
WBWR FM	Rock
WFNR AM	News/Talk/Sports
WRAD AM	News/Talk/Sports

Bridgeport, CT (121)

WEBE FM	Adult Contemporary
WICC AM	News/Talk/Sports

Canton, OH (128)

WRQK FM	Rock

Cedar Rapids, IA (213)

KDAT FM	Adult Contemporary
KHAK FM	Country
KRNA FM	Rock

Columbia, MO (254)

KFRU AM	News/Talk/Sports
KBXR FM	Other
KOQL FM	Contemporary Hits
KPLA FM	Adult Contemporary

Columbus-Starkville-West Point, MS (265)

WJWF AM	News/Talk/Sports
WMBC FM	News/Talk/Sports
WSSO AM	News/Talk/Sports
WMXU FM	Urban
WSMS FM	Rock
WKOR FM	Country
WKOR AM	News/Talk/Sports

Danbury, CT (196)

WRKI FM	Rock
WDBY FM	Adult Contemporary
WINE AM	Nost./Adult Standards
WPUT AM	Nost./Adult Standards

Dubuque, IA (233)

WDBQ FM	Oldies
WDBQ AM	News/Talk/Sports
WJOD FM	Country
KXGE FM	Rock
KLYV FM	Contemporary Hits

Eugene-Springfield, OR (149)

KNRQ FM	Rock
KSCR AM	News/Talk/Sports
KZEL FM	Rock
KEHK FM	Adult Contemporary
KUJZ FM	Country
KUGN AM	News/Talk/Sports

Faribault-Owatonna, MN (NR)

KDHL AM	Country
KQCL FM	Rock
KRFO AM	Oldies
KRFO FM	Country

Fayetteville, AR (144)

KMCK FM	Contemporary Hits
KAMO FM	Country
KKEG FM	Rock
KFAY FM	News/Talk/Sports
KQSM AM	Country
KZRA AM	Hispanic
KYNF FM	Adult Contemporary

Fayetteville, NC (127)

WQSM FM	Adult Contemporary
WFNC FM	News/Talk/Sports
WFNC AM	News/Talk/Sports
WRCQ FM	Rock
WKQB FM	Country

Flint, MI (125)

WDZZ FM	Urban
WRSR FM	Rock
WWCK FM	Contemporary Hits
WWCK AM	News/Talk/Sports

Florence, SC (212)

WYNN AM	Gospel
WYNN FM	Urban
WCMG FM	Urban
WMXT FM	Rock
WBZF FM	Gospel
WYMB AM	News/Talk/Sports
WHSC AM	News/Talk/Sports
WHLZ FM	Country
WWFN FM	News/Talk/Sports

Ft. Smith, AR (178)

KLSZ FM	Rock
KBBQ FM	Oldies
KOMS FM	Country
KAYR AM	Hispanic

Ft. Walton Beach, FL (222)

WYZB FM	Country
WKSM FM	Rock
WFTW AM	News/Talk/Sports
WNCV FM	Adult Contemporary
WZNS FM	Contemporary Hits

Grand Junction, CO (262)

KEKB FM	Country
KBKL FM	Oldies
KMXY FM	Adult Contemporary
KKNN FM	Rock
KEXO AM	Hispanic

Green Bay, WI (188)

WOGB FM	Oldies
WJLW FM	Rock
WDUZ FM	News/Talk/Sports
WQLH FM	Adult Contemporary
WNGB AM	News/Talk/Sports
WPCK FM	Country

Harrisburg-Lebanon-Carlisle, PA (79)

WWKL FM	Contemporary Hits
WNNK FM	Adult Contemporary
WTCY AM	Urban
WTPA FM	Rock

Houston, TX (7)

KIOL FM	Rock
KVST FM	Other

Huntsville, AL (115)

WZYP FM	Contemporary Hits
WHRP FM	Urban
WVNN AM	News/Talk/Sports
WUMP AM	News/Talk/Sports

Jefferson City, MO (NR)

KLIK AM	News/Talk/Sports
KBBM FM	Rock
KJMO FM	Oldies

Kalamazoo, MI (184)

WRKR FM	Rock
WKFR FM	Contemporary Hits
WKMI AM	News/Talk/Sports

Kansas City, MO (29)

KCHZ FM	Contemporary Hits
KMJK FM	Urban
KRWP FM	Country

Killeen-Temple, TX (157)

KQXB FM	Contemporary Hits
KSSM FM	Urban
KUSJ FM	Country
KLTD FM	Rock
KTEM AM	News/Talk/Sports

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Lake Charles, LA (224)
KYKZ FM Country
KBIU FM Adult Contemporary
KXZZ AM Urban
KKGB FM Rock
KQLK FM Contemporary Hits
KAOK AM News/Talk/Sports

Lexington-Fayette, KY (100)
WLRO FM Other
WLTO FM Contemporary Hits
WLXX FM Country
WVLK AM News/Talk/Sports
WXZZ FM Rock
WCYN FM Other

Macon, GA (154)
WDDO AM Gospel
WWFN AM News/Talk/Sports
WMAC AM News/Talk/Sports
WAYS FM Oldies
WDEN FM Country
WPEZ FM Adult Contemporary
WMKS FM Urban
WMGB FM Contemporary Hits

Melbourne-Titusville-Cocoa, FL (97)
WHKR FM Country
WAOA FM Contemporary Hits
WINT AM Nost./Adult Standards
WSJZ FM Rock

Mobile, AL (93)
WDLT AM Other
WDLT FM Urban
WBLX FM Urban
WYOK FM Contemporary Hits
WGOK AM Gospel
WAVH FM Oldies

Monroe, MI (NR)
WTWR FM Contemporary Hits

Montgomery, AL (151)
WLWI FM Country
WMXS FM Adult Contemporary
WMSP AM News/Talk/Sports
WNZZ AM Nost./Adult Standards
WXFX FM Rock
WHHY FM Contemporary Hits
WLWI AM News/Talk/Sports

Myrtle Beach, SC (164)
WIQB AM News/Talk/Sports
WJXY FM News/Talk/Sports
WXJY FM News/Talk/Sports
WDAI FM Urban
WSYN FM Oldies
WYAK FM Country
WSEA FM Contemporary Hits

Nashville, TN (44)
WQQK FM Urban
WNFN FM News/Talk/Sports
WRQQ FM Adult Contemporary
WSM FM Country
WWTN FM News/Talk/Sports

Newburgh-Middletown, NY (139)
WALL AM Other
WRRV FM Adult Contemporary

Odessa-Midland, TX (190)
KGEE FM Other
KODM FM Adult Contemporary
KNFM FM Country
KMND AM News/Talk/Sports
KBAT FM Contemporary Hits
KRIL AM News/Talk/Sports
KKLY FM Country

Oxnard-Ventura, CA (119)
KVEN AM Oldies
KHAY FM Country
KBBY FM Adult Contemporary

Pensacola, FL (123)
WJLQ FM Adult Contemporary
WCOA AM News/Talk/Sports
WRRX FM Urban

Poughkeepsie, NY (161)
WPDH FM Rock
WPDA FM Rock
WRRB FM Adult Contemporary
WZAD FM Adult Contemporary
WCZX FM Adult Contemporary
WEOK AM Other
WKNY AM Nost./Adult Standards
WKXP FM Country

Quad Cities, IA-IL (141)
WXLP FM Rock
KQCS FM Adult Contemporary
KBOB FM Country
KBEA FM Contemporary Hits
KJOC AM News/Talk/Sports

Rochester, MN (227)
KROC AM News/Talk/Sports
KROC FM Contemporary Hits
KYBA FM Adult Contemporary
KFIL FM Country
KFIL AM Country
KVGO FM Oldies
KOLM AM News/Talk/Sports
KWWK FM Country
KLCX FM Rock

Rockford, IL (152)
WROK AM News/Talk/Sports
WZOK FM Contemporary Hits
WXXQ FM Country
WKGL FM Rock

Santa Barbara, CA (203)
KMGQ FM Jazz
KKSB FM Oldies
KRUZ FM Adult Contemporary

Savannah, GA (159)
WBMQ AM News/Talk/Sports
WIXV FM Rock
WTYB FM Oldies
WJCL FM Country
WZAT FM Contemporary Hits
WJLG AM Gospel
WEAS FM Urban

Shreveport, LA (132)
KMJJ FM Urban
KRMD FM Country
KRMD AM News/Talk/Sports
KBED FM Adult Contemporary
KVMA FM Urban

Sioux Falls, SD (NR)
KYBB FM Rock
KIKN FM Country
KKLS FM Contemporary Hits
KMXC FM Adult Contemporary
KSOO AM News/Talk/Sports
KXRB AM Country

Tallahassee, FL (163)
WHBX FM Urban
WBZE FM Adult Contemporary
WHBT AM News/Talk/Sports
WGLF FM Rock
WWLD FM Urban

Toledo, OH (84)
WKKO FM Country
WRQN FM Oldies
WTOD AM News/Talk/Sports
WWWM FM Adult Contemporary
WLQR AM News/Talk/Sports
WXKR FM Rock
WRWK FM Rock

Topeka, KS (194)
KMAJ FM Adult Contemporary
KMAJ AM News/Talk/Sports
KDVV FM Rock
KTOP AM Nost./Adult Standards
KQTP FM Country
KWIC FM Oldies

Waterloo-Cedar Falls, IA (250)
KOEL FM Country
KKHQ FM Contemporary Hits
KCRR FM Rock
KOEL AM News/Talk/Sports

Westchester County, NY (NR)
WFAS FM Adult Contemporary
WFAS AM Nost./Adult Standards
WFAF FM Adult Contemporary

Wichita Falls, TX (257)
KLUR FM Country
KQXC FM Contemporary Hits
KYYI FM Rock
KOLI FM Country

Wilmington, NC (176)
WWQQ FM Country
WKXS FM Urban
WAAV AM News/Talk/Sports
WGNI FM Adult Contemporary
WMNX FM Urban

Youngstown-Warren, OH (118)
WBBW AM News/Talk/Sports
WPIC AM News/Talk/Sports
WYFM FM Rock
WHOT FM Contemporary Hits
WLLF FM Adult Contemporary
WWIZ FM Rock
WQXK FM Country
WSOM AM Nost./Adult Standards

NOTE: Numbers in parentheses represent market rank among the 286 largest metropolitan cities in the United States, as published by Arbitron. Listing includes all stations owned and operated and all pending acquisitions as of March 1, 2005. (NR: Not Rated)



• 29 states • 61 markets • 304 stations • 2900 employees • Over 10,000,000 listeners

• ONE PURPOSE: *To be the best run radio company in the country*

CUMULUS

2004 Station Portfolio

Cumulus Media Inc.
14 Piedmont Center
Suite 1400
Atlanta, GA 30305
404.949.0700

Cumulus Media Inc

www.cumulus.com